FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated February 5, 2009, announcing financial results for fiscal year 2008

2	Financial Report for 2008

3	Key Figures for 2008

4	Presentation to Analysts

Item 1
Press Release
Banco Santander attributable profit rose 9% to
8.876 billion in 2008, excluding capital gains
•	Profit was driven by growth in revenues (+10%), five times more than the rate of growth in costs (+2%), enabling net operating income to grow 19%.

•	Retail and commercial in Spain contributed 31% of Group profit, Latin America 32% and U.K. 14%.

•
The increase in revenue was underpinned by spread management and strong sales, despite a more difficult environment. Loans grew by 10% and deposits by 14%, or by 25% and 41% with the integration of the acquired banks, excluding exchange rate effects.

•	Continental Europe registered attributable profit of EUR 4,908 million, with an increase of 11%. Loans grew by 4% and deposits by 11%.

•
In Latin America, attributable profit increased by 18% in dollars, to $4,311 million, with growth of 15% in loans and 18% in deposits in local currency. With the integration of Banco Real, loans and deposits both grew 51%. In euros, attributable profit amounted to EUR 2,945 million (+10%).

•
Attributable profit in the UK totalled £991 million (+21%), with growth of 43% in loans and 52% in deposits following the acquisitions of Alliance & Leicester and Bradford & Bingley. In euros, attributable profit amounted to EUR 1,247 million (+4%).

•
The non-performing loan ratio was 2.04% and the coverage rate was 91%. NPLs in Spain stood at 1.95%. These rates compare very favourably with the average of the sector in the markets where the bank operates.

•	The efficiency ratio stands at 41.9%, the best among major international banks and an improvement of 2.3 points from the year before.

•	The capital ratios underline Banco Santander’s solvency, with a BIS ratio of 12.23% and core capital of 7.23%.

•	In 2008, there were EUR 3,572 million extraordinary capital gains, net of taxes, which were fully assigned to write-downs and provisions.

•
The Board of Directors approved a total dividend charged against 2008 earnings of EUR 0.65 per share in cash, the same amount as in 2007. The total amount distributed to our 3 million shareholders was EUR 4,812 million, up 18% from the previous year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, February 5th, 2009 — Banco Santander registered attributable profit of EUR 8,876 million in 2008, an increase of 9% from the year earlier on a like-for-like basis in recurrent terms and a drop of 2% if 2007’s capital gains are included. In 2008, Banco Santander’s capital gains amounted to EUR 3,572 million, which were fully assigned to provisions and write-downs to strengthen the Bank’s balance sheet. Thus, 2008 earnings were completely recurrent and positioned Santander among the world’s largest banks in terms of profit.
These results were obtained against a very difficult economic and financial backdrop, during which a large number of global financial institutions in Banco Santander’s peer group have registered losses and required public support. In this environment, Banco Santander has carried out significant acquisitions, such as that of Alliance & Leicester (A&L) and Bradford and Bingley’s (B&B) deposits and distribution channels in the UK. The Group also launched an offer for the shares it did not already own in Sovereign Bancorp, which was completed on January 30th. A&L, B&B and Banco Real are consolidated in the Group’s 2008 global balance sheet, while Sovereign will be incorporated in the first quarter of 2009.
Results
The financial crisis and the economic slowdown have resulted in slower growth in activity and increased non-performing loans, which have required greater provisions. These effects have been offset by managing margins to adapt to the situation and stepped-up cost control, as revenues rose by 10% and costs increased by below 2%.
Revenue grew at a rate 5 times higher than costs, allowing Santander’s efficiency ratio to improve 2.3 points from a year earlier to 41.9%, the best ratio among our European peers and, probably, the best in the world. In Spain, the Santander branch network’s efficiency ratio stood at 34.3% and Banesto’s at 40%. Latin America improved to 40.3%, while UK continued its progress, to 45.2%. Abbey’s costs came to over 70% of revenues in 2004, the year Santander acquired the bank.
Improving efficiency enabled net operating income to grow 19% to EUR 17,729 million. This strong growth in net operating income absorbed EUR 450 million, net of taxes, related to products linked to Madoff and Lehman.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Provisions increased by more than 60%, linked to the worsening in credit quality. The Group has reserves for loan losses of EUR 12,863 million, of which EUR 6,181 million are generic provisions.
The Group’s NPL rate stood at 2.04%, up 1.09 point from the year before, and coverage was 91%, compared to 151% in 2007. Santander’s NPL rate is well below the average of all markets where it operates. In Spain, Santander’s NPL rate amounted to 1.93% and Banesto’s to 1.64%. NPLs in the UK came to 1.04% (including A&L) and 2.95% in Latin America.

(*).-	Average banks included in our peer group at September 2008.

(**).-	Data according to local criteria, on a like-for-like basis with the sector.
In 2008, extraordinary capital gains, net of taxes, totalled EUR 3,572 million, of which 2,245 million come from the sale of the ABN Amro businesses in Italy assigned to Santander (Antonveneta and Interbanca.) Another EUR 741 million were from the disposal of ABN’s liabilities and the remaining 586 million are related to the sale-and-leaseback transaction involving the Santander Financial City in Boadilla del Monte (Madrid).
All these capital gains are fully assigned to write-downs and provisions. Of those, EUR 1,430 million are set aside to cover capital losses generated by share stakes in RBS (0.89%) and Fortis (1.85%), while EUR 2,142 million are assigned to several provisions, such as Abbey’s intangibles (904 million), a pre-retirement fund (382 million), a fund for the restructuring of acquired businesses (386 million), goodwill and portfolio (295 million) and others (175 million).
Thus, attributable profit of EUR 8,876 million is completely recurrent (as capital gains are fully assigned to write-downs and provisions), increasing by 9%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

By geographical areas, Continental Europe recorded attributable profit of EUR 4,908 million (+11%), with Santander’s branch network, which registered EUR 2,098 million (+16%), as the main engine of growth. UK profit grew 21% in sterling pounds, to £991 million (EUR 1,247 million, up 4%), backed by an 18% increase in revenues and costs growing by 6%. Banco Santander’s profit in Europe amounted to EUR 6,155 million, 68% of total Group profit.
In Latin America, attributable profit grew 18% in dollars, its operating currency, to $4,311 million. In euros, attributable profit stood at EUR 2,945 million (up 10%). The greatest contribution was made by Brazil, where profit rose 31%, to $1,617 million (EUR 1,105 million). Mexico followed, with a drop of 2%, to $878 million (EUR 600 million) and Chile, which grew 12%, to $797 million (EUR 545 million).
By businesses, retail banking registered pretax profit of EUR 9,376 million (+3%). Growth was affected by the depreciation of the pound and the dollar against the euro. Global Wholesale Banking registered a pretax profit of EUR 2,548 million (+23%), and Asset Management and Insurance, EUR 537 million, a drop of 1% from a year earlier. Insurance performed well in all markets, while mutual funds were affected by growth in deposits, as well as the market situation.
The structure of the income statement clearly shows the advantages of geographical and business diversification, recurrence in revenue and profit and the strengthening of the balance sheet through provisions. This occurred in a very difficult environment for world banking, due to contracting economies, market volatility and the scarceness and costliness of liquidity.
Business
Growth in business was focused more on deposits than loans, where demand slackened as a result of the global crisis. Deposits grew by 41% and loans by 25%, driven by the integration of Banco Real, A&L y B&B. Without these, deposits grew by 14% and loans by 10%. The significant increase in deposits allow for greater internal funding of loans, of particular value in the current environment of scarce liquidity.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Banco Santander closed 2008 with managed funds of EUR 1.168 trillion, an increase of 10%. Of this amount, EUR 1.050 trillion are balance sheet assets, a 15% increase.
Net Grupo Santander lending came to EUR 621,348 million at the end of 2008, an increase of 10% in euros which would rise to 20% excluding the exchange rate effect. The business units in Continental Europe accounted for 52% of lending, the United Kingdom for 33% and Latin America for 15%.
In Continental Europe, loans to customers grew by 4% to EUR 323,911 million, with increases in all countries and business units. In Spain, lending by the Santander branch network and Banesto grew by 4%. In Portugal, Santander Totta grew by 8%. Santander Consumer increased lending by 18%, including the acquisition of the Royal Bank of Scotland’s EUR 2,200 million consumer loan portfolio in Germany, the Netherlands, Belgium and Austria.
In Latin America, loan volume increased to EUR 92,684 million, growth of 35% in euros and 51% in local currencies, thanks largely to the consolidation of Banco Real. Brazil grew by 21%; Chile by 20% and Mexico by 8%, in local currencies.
The United Kingdom closed 2008 with EUR 202,244 million in loans, an increase of 10% in euros, including the consolidation of Alliance & Leicester, which added £51,600 million. Mortgage activity grew 10% in Abbey, to a balance of £121,500 million, which rises to £159,000 million with A&L’s mortgages. Net mortgage production in Abbey in 2008 amounted to £11,100 million.
In savings, customer funds under management came to EUR 825,116 million at the close of 2008, an increase of 5% which would amount to 14% excluding the exchange rate effect. Customer deposits came to EUR 419,829 million, up by 18% or by 14% excluding the effect of the acquisitions and securities repurchase agreements.
Continental Europe accounts for 43% of the Group’s customer funds under management, with EUR 294,608 million. In Spain, which accounts for 82% of this geographical area, deposits net of securities repurchase agreements, grew by 15%. Growth was 26% in Portugal and 29% in Santander Consumer Finance.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Latin America accounts for 24% of customer funds, with a total of EUR 169,186 million, an increase of 23%, driven by the consolidation of Banco Real. In Brazil, deposits rose by 35%, in Chile by 19% and in Mexico by 13%, in local currencies.
The United Kingdom accounted for 33% of customer funds managed by the Group, or a total of EUR 227,271 million, up 5%. Customer deposits came to EUR 143,200 million, an increase of 17% in euros and 52% in pounds. A&L contributed £29,900 million and B&B £20,900 million at the close of December. Both banks have increased their deposit base since becoming part of Grupo Santander. A&L grew by £2,300 million in the final quarter and B&B by £1,000 million.
Acquisitions of new businesses
Banco Santander and Alliance & Leicester reached an agreement last July 14th on the terms of a recommended offer by Santander to acquire full ownership of A&L. Under the agreement, shareholders in Alliance & Leicester received last Oct. 10th one Santander share for each three held in their bank, which required the issuance of 140.9 million new shares of Banco Santander, equivalent to EUR 1,583 million between par value and share premium. A&L, which was consolidated into the Group’s accounts in the fourth quarter of 2008, has 5.5 million customers served by 254 branches.
On Sept. 29th, Abbey acquired the deposits and distribution channels of Bradford & Bingley, which increased the customer base to 2.7 million customers served by 197 branches and another 141 points of sale on third party premises. The value of this acquisition was £612 million, which included a contribution by B&B to Abbey of £208 million in own funds held by certain B&B subsidiaries. The integration of B&B impacts the Group’s fourth quarter income statement.
These acquisitions give Santander a market share of 10% in deposits and 13% in mortgages in the United Kingdom. Abbey has become the second largest bank by mortgages and the third by deposits, with 1,300 branches and 25 million customers.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Banco Santander and Sovereign Bancorp announced last Oct. 14th an agreement for Santander to acquire the 75.65% of Sovereign it did not already own through an exchange of shares. Banco Santander already held 24.35% of Sovereign. This transaction was approved by Shareholders Meeting of Banco Santander on Jan. 26th and Sovereign on Jan. 28th. The exchange of shares occurred on Jan. 30, with Sovereign shareholders receiving 0.3206 Santander shares for each Sovereign share, which required the issuance of 161.5 million new Santander shares for a value of EUR 1,302 million between par value and share premium.
These three acquisitions — A&L, B&B and Sovereign — represent an investment of around EUR 5,000 million. The expected average return on these investments (ROI) will be around 20% within three years.
Moreover, Banco Real has become a consolidated part of the Group rather than being accounted for through the equity method, as was the case until the third quarter of 2008.
The share and the dividend
In the fourth quarter of 2008, Banco Santander realized a capital increase equal to 25% of equity through a rights issue. The objective of the issue was to reinforce core capital around 7%, a self-imposed target that takes into account the worsening economic environment. The bank issued 1,598.8 million shares at EUR 4.5 a share between par value and share premium, increasing the bank’s equity capital by EUR 7,195 million. After this capital increase and the one carried out for the Sovereign transaction, Banco Santander shares in circulation came to 8,155.6 million.
At the close of 2008, Banco Santander’s eligible capital came to EUR 62,844 million, with a surplus of EUR 21,723 million above the required minimum. With this capital base, the BIS ratio, using Basil II criteria, came to 12.23%, Tier I to 8.78% and core capital to 7.23%. These ratios prove Santander’s capital strength.
The Santander share ended the year at EUR 6.75, resulting in market capitalization of EUR 53,960 million. The Board of Directors has approved a total dividend against 2008 earnings of 0.65 euros, the same amount per share as in 2007. However, due to the various capital increases, this dividend has been paid on 18% more shares than in 2007. The total dividend payout against 2008 results is EUR 4,812 million, a payout ratio of 54.2%.
At the close of 2008, the shareholder base of Grupo Santander came to 3,034,816 shareholders. 170,961 employees work in Group, servicing 80 million customers in 13,390 branches. These figures will be increased during the first quarter as a result of the integration of Sovereign.
More information: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	2008	2007	Amount	%	2006

Net interest income (w/o dividends)	18,078	14,882	3,196	21.5	12,076
Dividends	548	413	134	32.5	404

Net interest income	18,625	15,295	3,330	21.8	12,480

Income from companies accounted for by the equity method	797	441	356	80.6	427
Net fees	8,451	8,040	410	5.1	7,024
Insurance activity	366	319	47	14.7	253

Commercial revenue	28,240	24,096	4,144	17.2	20,184

Gains (losses) on financial transactions	2,802	2,998	(196)	(6.5)	2,149

Gross operating income	31,042	27,095	3,948	14.6	22,333

Income from non-financial services	118	152	(34)	(22.6)	119
Non-financial expenses	(88)	(78)	(9)	11.7	(70)
Other operating income	(182)	(119)	(63)	—	(119)
Operating expenses	(13,161)	(12,208)	(954)	7.8	(11,045)
General administrative expenses	(11,892)	(10,940)	(952)	8.7	(9,899)
Personnel	(6,923)	(6,510)	(413)	6.3	(5,926)
Other administrative expenses	(4,969)	(4,430)	(539)	12.2	(3,973)
Depreciation and amortisation	(1,270)	(1,268)	(2)	0.1	(1,147)

Net operating income	17,729	14,842	2,887	19.5	11,218

Impairment loss on assets	(6,138)	(3,549)	(2,589)	73.0	(2,551)
Loans	(5,976)	(3,470)	(2,506)	72.2	(2,467)
Goodwill	—	(14)	14	(100.0)	(13)
Other assets	(162)	(65)	(98)	151.0	(70)
Other income	(221)	(383)	162	—	(45)

Profit before taxes (w/o capital gains)	11,370	10,910	460	4.2	8,622

Tax on profit	(2,025)	(2,392)	367	(15.3)	(1,947)

Net profit from ordinary activity	9,346	8,518	827	9.7	6,674

Net profit from discontinued operations	(13)	112	(126)	—	470

Net consolidated profit (w/o capital gains)	9,332	8,631	702	8.1	7,144

Minority interests	456	520	(64)	(12.4)	562

Attributable profit to the Group (w/o capital gains)	8,876	8,111	766	9.4	6,582

Net extraordinary capital gains and allowances	—	950	(950)	(100.0)	1,014

Attributable profit to the Group	8,876	9,060	(184)	(2.0)	7,596

Customer loans
Million euros

			Variation
	31.12.08 (1)	31.12.07	Amount	%	31.12.06

Public sector	7,668	5,633	2,035	36.1	5,329
Other residents	230,783	227,512	3,271	1.4	199,994
Commercial bills	14,874	18,248	(3,374)	(18.5)	17,276
Secured loans	123,566	123,371	195	0.2	110,863
Other loans	92,343	85,893	6,450	7.5	71,854
Non-resident sector	395,363	341,027	54,336	15.9	326,187
Secured loans	229,761	199,316	30,444	15.3	191,724
Other loans	165,602	141,711	23,892	16.9	134,463

Gross customer loans	633,814	574,172	59,642	10.4	531,509

Loan-loss allowances	12,466	8,695	3,771	43.4	8,163

Net customer loans	621,348	565,477	55,871	9.9	523,346

Pro memoria: Doubtful loans	13,972	6,070	7,902	130.2	4,613
Public sector	1	1	0	51.2	18
Other residents	6,208	1,812	4,396	242.6	1,212
Non-resident sector	7,763	4,257	3,506	82.3	3,383

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	31.12.08 (1)	31.12.07	Amount	%	31.12.06

Public sector	13,720	15,239	(1,520)	(10.0)	15,266
Other residents	117,376	103,772	13,604	13.1	94,750
Demand deposits	51,300	53,779	(2,479)	(4.6)	55,050
Time deposits	46,783	31,007	15,775	50.9	24,670
REPOs	19,293	18,986	308	1.6	15,030
Non-resident sector	288,734	236,693	52,041	22.0	221,206
Demand deposits	151,774	117,699	34,075	29.0	119,861
Time deposits	115,619	78,287	37,332	47.7	72,258
REPOs	17,187	37,538	(20,351)	(54.2)	26,343
Public Sector	4,153	3,168	985	31.1	2,744

Customer deposits	419,829	355,704	64,125	18.0	331,223

Debt securities	236,404	233,634	2,769	1.2	204,069
Subordinated debt	37,822	35,670	2,152	6.0	30,423

On-balance-sheet customer funds	694,055	625,009	69,046	11.0	565,715

Mutual funds	90,306	119,211	(28,905)	(24.2)	119,838
Pension funds	11,128	11,952	(825)	(6.9)	29,450
Managed portfolios	17,289	19,814	(2,525)	(12.7)	17,835
Savings-insurance policies	12,338	9,009	3,329	37.0	6,385

Other customer funds under management	131,061	159,986	(28,925)	(18.1)	173,509

Customer funds under management	825,116	784,995	40,121	5.1	739,223

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.
Shareholders’ equity and minority interests
Million euros

			Variation
	31.12.08	31.12.07	Amount	%	31.12.06

Capital stock	3,997	3,127	870	27.8	3,127
Additional paid-in surplus	28,104	20,370	7,734	38.0	20,370
Reserves	28,024	23,458	4,566	19.5	12,352
Treasury stock	(421)	(0)	(421)	—	(127)

On-balance-sheet shareholders’ equity	59,704	46,955	12,748	27.1	35,722

Attributable profit	8,876	9,060	(184)	(2.0)	7,596
Interim dividend distributed	(1,711)	(1,538)	(173)	11.2	(1,337)

Shareholders’ equity at period-end	66,869	54,478	12,391	22.7	41,981

Interim dividend not distributed	(3,102)	(2,532)	(569)	22.5	(1,919)

Shareholders’ equity	63,768	51,945	11,822	22.8	40,062

Valuation adjustments	(8,300)	722	(9,022)	—	2,871
Minority interests	2,415	2,358	56	2.4	2,221
Preferred securities	1,051	523	529	101.2	668
Preferred securities in subordinated debt	7,622	7,261	360	5.0	6,837

Shareholders’ equity and minority interests	66,555	62,810	3,746	6.0	52,658

Computable capital and BIS II ratio
Million euros

31.12.08

Core capital	37,182
Basic capital	45,108
Supplementary capital	21,302
Deductions	(3,567)

Computable capital	62,844

Risk-weighted assets	514,013

BIS II ratio	12.23

Tier I (before deductions)	8.78

Core capital	7.23

Shareholders’ equity surplus (BIS II ratio)	21,723

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Item 2

Abbey
TO LET
Santander

Santander

Financial Report

January - December

08

Financial Report January — December 08

ATTRIBUTABLE PROFIT [1]

Million euros

6,582
8,111
8,876
+9.4%*
2006
2007
2008

(*).- Exchange rate effect excluded: +14.1%

EARNING PER SHARE (EPS)*[1]

Euros

0.9822
1.1924
1.2207
+2.4%
2006
2007
2008

GROSS OPERATING INCOME

Million euros

22,333
27,095
31,042
+14.6%*
2006
2007
2008

(*).- Exchange rate effect excluded: +18.8%

NET OPERATING INCOME

Million euros

11,218
14,842
17,729
+19.5%*
2006
2007
2008

(*).- Exchange rate effect excluded: +24.0%

EFFICIENCY RATIO

%

48.6
44.2
41.9
-2.3 p.p.
2006
2007
2008

CORE CAPITAL

%

5.91
6.25
7.23
+0.98 p.p.
2006
(BIS I)
2007
(BIS I)
2008
(BIS II)

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY GEOGRAPHICAL SEGMENTS

2008

United Kingdom: 14%
Latin America: 32%
• Brazil: 12%
• Mexico: 7%
• Chile: 6%
Continental Europe : 54%
• Santander Branch Network: 23%
• Banesto: 8%
• Santander Consumer Finance: 8%
• Portugal: 6%

DISTRIBUTION OF PROFIT BEFORE TAXES BY BUSINESS SEGMENTS

2008

Global Wholesale Banking: 21%
Asset Management and Insurance: 4%
Retail United Kingdom: 11%
Retail Latin America: 20%
Retail Continental Europe: 44%
Retail Banking: 75%

(1).- W/o extraordinary capital gains and allowances

ATTRIBUTABLE PROFIT (1) EARNING PER SHARE (EPS)*(1) Million euros _____ Euros (*).- Exchange rate effect excluded: +14.1% (*).- Adjusted to the capital increase with preemptive rights at the end of 2008 GROSS OPERATING INCOME _____ NET OPERATING INCOME Million euros _____ Million euros (*).- Exchange rate effect excluded: +18.8% (*).- Exchange rate effect excluded: +24.0% EFFICIENCY RATIO _____ CORE CAPITAL % % DISTRIBUTION OF ATTRIBUTABLE _____ DISTRIBUTION OF PROFIT PROFIT BY GEOGRAPHICAL _____ BEFORE TAXES BY BUSINESS SEGMENTS _____ SEGMENTS 2008 2008 United Kingdom: 14% Global Wholesale Continental Banking: 21% Retail Continental Europe : 54% Europe: Asset Management Latin America: 32% • Santander Branch 44% Network: 23% and Insurance: 4% · Brazil: 12% · Banesto: 8% Retail United Kingdom: · Mexico: 7% · Chile: 6% · Santander Consumer 11% Finance: 8% · Portugal: 6% Retail Latin America: 20% Retail Banking: 75% (1).- W/o extraordinary capital gains and allowances
2       January — December 2008

KEY CONSOLIDATED DATA
KEY CONSOLIDATED DATA

			Variation
	2008	2007	Amount	(%)	2006

Balance sheet (million euros)
Total assets	1,049,632	912,915	136,717	15.0	833,873
Net customer loans	621,348	565,477	55,871	9.9	523,346
Customer funds under management	825,116	784,995	40,121	5.1	739,223
Shareholders’ equity	63,768	51,945	11,822	22.8	40,062
Total managed funds	1,168,355	1,063,892	104,462	9.8	1,000,996

Income statement (million euros)
Net interest income (w/o dividends)	18,078	14,882	3,196	21.5	12,076
Commercial revenue	28,240	24,096	4,144	17.2	20,184
Gross operating income	31,042	27,095	3,948	14.6	22,333
Net operating income	17,729	14,842	2,887	19.5	11,218
Net profit from ordinary activity	9,346	8,518	827	9.7	6,674
Attributable profit to the Group (1)	8,876	8,111	766	9.4	6,582

EPS, profitability and efficiency (%)
EPS (euro) (1) (2)	1.2207	1.1924			0.9822
Diluted EPS (euro) (1) (2)	1.2133	1.1809			0.9772
ROE (1)	17.07	19.61			18.54
ROA (1)	1.00	0.98			0.88
RORWA (1)	1.85	1.76			1.60
Efficiency ratio	41.86	44.22			48.56

Capital (BIS II in 2008) and NPL ratios (%)
BIS ratio	12.23	12.66			12.49
Tier I	8.78	7.71			7.42
Core capital	7.23	6.25			5.91
NPL ratio	2.04	0.95			0.78
NPL coverage	90.64	150.55			187.23

Market capitalisation and shares
Shares outstanding (millions at period-end)	7,994	6,254			6,254
Share price (euros)	6.75	13.79			13.18
Market capitalisation (million euros)	53,960	92,501			88,436
Book value (euro) (2)	6.60	7.34			6.41
Price / Book value (X) (2)	1.02	1.88			2.06
P/E ratio (X) (1) (2)	5.53	11.56			13.42

Other data
Number of shareholders	3,034,816	2,278,321			2,310,846
Number of employees	170,961	131,819			123,731
Continental Europe	48,467	47,838			44,216
United Kingdom	24,379	16,827			17,146
Latin America	96,405	65,628			60,871
Financial management and equity stakes	1,710	1,526			1,498
Number of branches	13,390	11,178			10,852
Continental Europe	5,998	5,976			5,772
United Kingdom	1,303	704			712
Latin America	6,089	4,498			4,368

Information over profit with extraordinary capital gains and allowances
Attributable profit to the Group	8,876	9,060	(184)	(2.0)	7,596
EPS (euro) (2)	1.2207	1.3320			1.1334
Diluted EPS (euro) (2)	1.2133	1.3191			1.1277
ROE	17.07	21.91			21.39
ROA	1.00	1.09			1.00
RORWA	1.85	1.95			1.83

(1).-	In 2006 and 2007 data without extraordinary capital gains and allowances.

(2).-
In 2007 and 2008 calculations, the number of shares which the “Valores Santander” will be compulsory converted into is included in the denominator. Furthermore, data have been adjusted to the capital increase with preemptive rights at the end of 2008.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January 26, 2009, following a favourable report from the Audit and Compliance Committee on January 19, 2009. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

January — December 2008      3

 CONSOLIDATED FINANCIAL REPORT
INCOME STATEMENT

			Variation
Million euros	2008	2007	Amount	(%)	2006

Net interest income (w/o dividends)	18,078	14,882	3,196	21.5	12,076
Dividends	548	413	134	32.5	404

Net interest income	18,625	15,295	3,330	21.8	12,480

Income from companies accounted for by the equity method	797	441	356	80.6	427
Net fees	8,451	8,040	410	5.1	7,024
Insurance activity	366	319	47	14.7	253

Commercial revenue	28,240	24,096	4,144	17.2	20,184

Gains (losses) on financial transactions	2,802	2,998	(196)	(6.5)	2,149

Gross operating income	31,042	27,095	3,948	14.6	22,333

Income from non-financial services	118	152	(34)	(22.6)	119
Non-financial expenses	(88)	(78)	(9)	11.7	(70)
Other operating income	(182)	(119)	(63)	—	(119)
Operating expenses	(13,161)	(12,208)	(954)	7.8	(11,045)
General administrative expenses	(11,892)	(10,940)	(952)	8.7	(9,899)
Personnel	(6,923)	(6,510)	(413)	6.3	(5,926)
Other administrative expenses	(4,969)	(4,430)	(539)	12.2	(3,973)
Depreciation and amortisation	(1,270)	(1,268)	(2)	0.1	(1,147)

Net operating income	17,729	14,842	2,887	19.5	11,218

Impairment loss on assets	(6,138)	(3,549)	(2,589)	73.0	(2,551)
Loans	(5,976)	(3,470)	(2,506)	72.2	(2,467)
Goodwill	—	(14)	14	(100.0)	(13)
Other assets	(162)	(65)	(98)	151.0	(70)
Other income	(221)	(383)	162	—	(45)

Profit before taxes (w/o capital gains)	11,370	10,910	460	4.2	8,622

Tax on profit	(2,025)	(2,392)	367	(15.3)	(1,947)

Net profit from ordinary activity	9,346	8,518	827	9.7	6,674

Net profit from discontinued operations	(13)	112	(126)	—	470

Net consolidated profit (w/o capital gains)	9,332	8,631	702	8.1	7,144

Minority interests	456	520	(64)	(12.4)	562

Attributable profit to the Group (w/o capital gains)	8,876	8,111	766	9.4	6,582

Net extraordinary capital gains and allowances	—	950	(950)	(100.0)	1,014

Attributable profit to the Group	8,876	9,060	(184)	(2.0)	7,596

Pro-memoria:
Average total assets	936,945	877,682	59,263	6.8	814,235
Average shareholders’ equity	51,986	41,352	10,634	25.7	35,505
NET INTEREST INCOME _____ COMMERCIAL REVENUE (W/O DIVIDENDS) (W/O DIVIDENDS) Million euros _____ Million euros
4       January — December 2008

CONSOLIDATED FINANCIAL REPORT
QUARTERLY

	2007				2008
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4(1)

Net interest income (w/o dividends)	3,459	3,671	3,886	3,866	3,966	4,209	4,353	5,550
Dividends	48	236	74	56	60	255	82	151

Net interest income	3,507	3,907	3,960	3,922	4,025	4,464	4,435	5,701

Inc. from companies accounted for by the equity method	60	100	89	193	341	273	186	(3)
Net fees	2,034	2,015	1,972	2,019	2,073	2,055	2,101	2,221
Insurance activity	79	87	83	70	88	92	81	105

Commercial revenue	5,681	6,108	6,103	6,203	6,528	6,884	6,805	8,023

Gains (losses) on financial transactions	488	709	856	945	819	849	650	484

Gross operating income	6,168	6,818	6,960	7,149	7,347	7,733	7,454	8,508

Income from non-financial services	34	43	33	42	23	36	36	23
Non-financial expenses	(18)	(22)	(15)	(23)	(16)	(19)	(19)	(33)
Other operating income	(34)	(36)	(42)	(7)	(37)	(39)	(48)	(58)
Operating expenses	(2,915)	(2,990)	(3,084)	(3,219)	(3,081)	(3,093)	(3,129)	(3,858)
General administrative expenses	(2,609)	(2,675)	(2,749)	(2,907)	(2,774)	(2,786)	(2,825)	(3,508)
Personnel	(1,530)	(1,592)	(1,639)	(1,749)	(1,656)	(1,669)	(1,668)	(1,929)
Other administrative expenses	(1,079)	(1,083)	(1,110)	(1,158)	(1,117)	(1,117)	(1,156)	(1,579)
Depreciation and amortisation	(307)	(315)	(334)	(312)	(308)	(307)	(304)	(350)

Net operating income	3,236	3,812	3,852	3,942	4,236	4,618	4,294	4,582

Impairment loss on assets	(683)	(838)	(898)	(1,130)	(1,162)	(1,382)	(1,535)	(2,059)
Loans	(670)	(827)	(890)	(1,082)	(1,135)	(1,340)	(1,518)	(1,983)
Goodwill	—	—	—	(14)	—	—	—	—
Other assets	(13)	(11)	(8)	(33)	(27)	(42)	(17)	(76)
Other income	(88)	(134)	(153)	(7)	(208)	(3)	45	(55)

Profit before taxes (w/o capital gains)	2,465	2,839	2,801	2,805	2,866	3,233	2,804	2,468

Tax on profit	(567)	(655)	(580)	(589)	(531)	(579)	(478)	(438)

Net profit from ordinary activity	1,898	2,184	2,220	2,216	2,335	2,654	2,326	2,030

Net profit from discontinued operations	30	33	36	13	1	2	2	(17)

Net consolidated profit (w/o capital gains)	1,927	2,217	2,257	2,230	2,336	2,656	2,328	2,013

Minority interests	125	143	143	109	130	132	123	72

Attributable profit to the Group (w/o capital gains)	1,802	2,074	2,113	2,121	2,206	2,524	2,205	1,941

Net extraordinary capital gains and allowances	—	582	—	368	—	—	—	—

Attributable profit to the Group	1,802	2,656	2,113	2,488	2,206	2,524	2,205	1,941

EPS w/o capital gains (euros) (2)	0.2692	0.3099	0.3161	0.2973	0.3086	0.3533	0.3076	0.2512

Diluted EPS w/o capital gains (euros) (2)	0.2680	0.3085	0.3147	0.2897	0.3066	0.3522	0.3066	0.2479

(1).-	Including Banco Real by global integration. By the equity method for the first three quarters.

(2).-	Data have been adjusted to the capital increase with preemptive rights at the end of 2008.
NET OPERATING INCOME _____ ATTRIBUTABLE PROFIT TO THE GROUP Million euros _____ Million euros (*).- W/o extraordinary capital gains and allowances
January — December 2008       5

 CONSOLIDATED FINANCIAL REPORT
NET FEES AND INSURANCE BUSINESS

			Variation
Million euros	2008	2007	Amount	(%)	2006

Commissions for services	4,416	3,736	679	18.2	3,276
Credit and debit cards	940	853	87	10.2	664
Account management	580	571	9	1.5	555
Commercial bills	304	225	78	34.8	232
Guarantees and other contingent liabilities	393	350	44	12.4	302
Other transactions	2,198	1,737	461	26.6	1,524
Mutual & pension funds	1,542	1,891	(349)	(18.4)	1,785
Securities services	712	980	(269)	(27.4)	778
Insurance	1,780	1,432	349	24.3	1,185

Net fees	8,451	8,040	410	5.1	7,024

Insurance activity	366	319	47	14.7	253

Net fees and insurance business	8,817	8,360	457	5.5	7,277

OPERATING EXPENSES

			Variation
Million euros	2008	2007	Amount	(%)	2006

Personnel expenses	6,923	6,510	413	6.3	5,926
General expenses	4,969	4,430	539	12.2	3,973
Information technology	524	487	37	7.7	417
Communications	468	417	52	12.4	346
Advertising	542	561	(19)	(3.4)	472
Buildings and premises	1,078	846	232	27.4	845
Printed and office material	150	138	12	8.9	122
Taxes (other than profit tax)	300	277	23	8.2	226
Other expenses	1,907	1,705	202	11.9	1,545

Personnel and general expenses	11,892	10,940	952	8.7	9,899

Depreciation and amortisation	1,270	1,268	2	0.1	1,147

Total operating expenses	13,161	12,208	954	7.8	11,045

GROSS OPERATING INCOME AND EXPENSES _____ EFFICIENCY RATIO % variation _____ %
NET LOAN-LOSS PROVISIONS

			Variation
Million euros	2008	2007	Amount	(%)	2006

Non performing loans	6,770	4,194	2,576	61.4	3,123
Country-risk	(80)	(100)	20	(19.9)	(103)
Recovery of written-off assets	(715)	(624)	(90)	14.5	(553)

Total	5,976	3,470	2,506	72.2	2,467

6     January — December 2008

CONSOLIDATED FINANCIAL REPORT
BALANCE SHEET

			Variation
Million euros	31.12.08(1)	31.12.07	Amount	(%)	31.12.06

Assets
Cash on hand and deposits at central banks	45,781	31,063	14,719	47.4	13,835
Trading portfolio	151,716	158,800	(7,085)	(4.5)	170,423
Debt securities	43,896	66,331	(22,435)	(33.8)	76,737
Customer loans	632	23,704	(23,072)	(97.3)	30,583
Equities	6,272	9,744	(3,472)	(35.6)	13,491
Other (deposits at credit institutions and trading derivatives)	100,916	59,021	41,895	71.0	49,612
Other financial assets at fair value	25,736	24,829	907	3.7	15,371
Customer loans	8,906	8,022	884	11.0	7,973
Other (deposits at credit institutions, debt securities and equities)	16,830	16,808	22	0.1	7,398
Available-for-sale financial assets	48,920	44,349	4,571	10.3	38,698
Debt securities	42,548	34,187	8,361	24.5	32,727
Equities	6,373	10,162	(3,789)	(37.3)	5,971
Loans	699,797	579,530	120,267	20.8	544,049
Deposits at credit institutions	53,909	31,760	22,149	69.7	45,361
Customer loans	611,811	533,751	78,060	14.6	484,790
Other	34,078	14,019	20,058	143.1	13,897
Investments	1,323	15,689	(14,366)	(91.6)	5,006
Intangible assets and property and equipment	10,289	11,661	(1,373)	(11.8)	12,555
Goodwill	18,836	13,831	5,005	36.2	14,513
Other	47,233	33,162	14,071	42.4	19,423

Total assets	1,049,632	912,915	136,717	15.0	833,873

Liabilities and shareholders’ equity
Trading portfolio	127,510	122,754	4,756	3.9	123,996
Customer deposits	4,896	27,992	(23,096)	(82.5)	16,572
Marketable debt securities	3,570	17,091	(13,521)	(79.1)	17,522
Other (dep. at credit institutions, trading derivatives and other)	119,045	77,671	41,374	53.3	89,902
Other financial liabilities at fair value	24,242	33,156	(8,913)	(26.9)	12,411
Customer deposits	9,318	10,669	(1,351)	(12.7)	273
Marketable debt securities	5,191	10,279	(5,088)	(49.5)	12,138
Deposits at credit institutions	9,733	12,208	(2,474)	(20.3)	—
Financial liabilities at amortized cost	782,387	652,952	129,435	19.8	605,303
Due to central banks and credit institutions	93,302	77,434	15,868	20.5	73,345
Customer deposits	405,615	317,043	88,572	27.9	314,377
Marketable debt securities	227,643	206,265	21,378	10.4	174,409
Subordinated debt	37,822	35,670	2,152	6.0	30,423
Other financial liabilities	18,006	16,540	1,465	8.9	12,749
Insurance liabilities	16,850	13,034	3,816	29.3	10,704
Provisions	17,736	16,571	1,165	7.0	19,227
Other liability accounts	19,853	16,368	3,485	21.3	14,491
Preferred securities	1,051	523	529	101.2	668
Minority interests	2,415	2,358	56	2.4	2,221
Equity adjustments by valuation	(8,300)	722	(9,022)	—	2,871
Capital stock	3,997	3,127	870	27.8	3,127
Reserves	55,707	43,828	11,878	27.1	32,595
Attributable profit to the Group	8,876	9,060	(184)	(2.0)	7,596
Less: dividends	(2,693)	(1,538)	(1,156)	75.1	(1,337)

Total liabilities and shareholders’ equity	1,049,632	912,915	136,717	15.0	833,873

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.
January — December 2008      7

 CONSOLIDATED FINANCIAL REPORT
CUSTOMER LOANS

			Variation
Million euros	31.12.08(1)	31.12.07	Amount	(%)	31.12.06

Public sector	7,668	5,633	2,035	36.1	5,329
Other residents	230,783	227,512	3,271	1.4	199,994
Commercial bills	14,874	18,248	(3,374)	(18.5)	17,276
Secured loans	123,566	123,371	195	0.2	110,863
Other loans	92,343	85,893	6,450	7.5	71,854
Non-resident sector	395,363	341,027	54,336	15.9	326,187
Secured loans	229,761	199,316	30,444	15.3	191,724
Other loans	165,602	141,711	23,892	16.9	134,463

Gross customer loans	633,814	574,172	59,642	10.4	531,509

Loan-loss allowances	12,466	8,695	3,771	43.4	8,163

Net customer loans	621,348	565,477	55,871	9.9	523,346

Pro memoria: Doubtful loans	13,972	6,070	7,902	130.2	4,613
Public sector	1	1	0	51.2	18
Other residents	6,208	1,812	4,396	242.6	1,212
Non-resident sector	7,763	4,257	3,506	82.3	3,383

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.
GROSS CUSTOMER LOANS _____ GROSS CUSTOMER LOANS Billion euros _____ December 2008. % o/ operating areas (*) Exchange rate effect excluded: +19.6%
CREDIT RISK MANAGEMENT *

			Variation
Million euros	31.12.08(1)	31.12.07	Amount		(%)	31.12.06

Non-performing loans	14,191	6,179	8,012		129.7	4,608
NPL ratio (%)	2.04	0.95	1.09	p.		0.78
Loan-loss allowances	12,863	9,302	3,561		38.3	8,627
Specific	6,682	3,275	3,407		104.0	2,960
General-purpose	6,181	6,027	154		2.6	5,667
NPL coverage (%)	90.64	150.55	(59.91	p.)		187.23
Credit cost (%) **	0.99	0.50	0.49	p.		0.32

Ordinary non-performing and doubtful loans ***	10,626	4,335	6,291		145.1	3,243
NPL ratio (%) ***	1.53	0.67	0.86	p.		0.55
NPL coverage (%) ***	121.05	214.58	(93.53	p.)		266.00

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.

(*).-	Excluding country-risk.

(**).-	Net specific allowance / computable assets.

(***).-	Excluding mortgage guarantees.

Note:	NPL ratio: Non-performing loans / computable assets.
8	January — December 2008

CONSOLIDATED FINANCIAL REPORT
NON-PERFORMING LOANS BY QUARTER

	2007				2008
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Balance at beginning of period	4,608	4,936	5,354	5,738	6,179	7,148	8,604	10,584
+ Net additions*	1,058	1,047	1,256	1,531	1,854	2,451	3,097	5,604
- Write-offs*	(729)	(629)	(872)	(1,090)	(884)	(996)	(1,117)	(1,997)

Balance at period-end*	4,936	5,354	5,738	6,179	7,148	8,604	10,584	14,191

(*).-	In Q4 08, Banco Real and Alliance & Leicester including.

NPL RATIO AND NPL COVERAGE

%

2.04
0.95
+109 b.p.
151
91
-60 p.p.
Dec 07
Dec 08
NPL ratio
Dec 07
Dec 08
NPL coverage

NPL RATIO AND NPL COVERAGE. SPAIN

%

1.95
0.63
+132 b.p.
264
98
-166 p.p.
Dec 07
Dec 08
NPL ratio
Dec 07
Dec 08
NPL coverage

NPLs AND LOAN-LOSS ALLOWANCES

December 2008. Million euros

14,191
12,863
Total
6,181
Generic
6,682
Specific
Non-performing loans
Loan-loss allowances

TRADING PORTFOLIOS. VaRD PERFORMANCE 2008

Million euros

100
80
60
40
20
J
F
M
A
My
Jn
Jl
Au
S
O
N
D

NPL RATIO AND NPL COVERAGE _____ NPL RATIO AND NPL COVERAGE. SPAIN % % NPLs AND LOAN-LOSS ALLOWANCES _____ TRADING PORTFOLIOS. December 2008. Million euros _____ VaRD PERFORMANCE 2008 Million euros
TRADING PORTFOLIOS. VaRD BY REGION
FOURTH QUARTER

	2008		2007
Million euros	Avg	Latest	Avg

Total	58.2	31.9	26.2
Europe	27.2	24.7	16.1
USA	1.2	1.8	1.1
Latin America	44.9	20.2	16.9
TRADING PORTFOLIOS. VaRD BY PRODUCT
FOURTH QUARTER 2008

Million euros	Min	Avg	Max	Latest

Total trading
Total VaRD	29.6	58.2	97.1	31.9
Diversification effect	(10.5)	(29.8)	(66.6)	(15.1)
Fixed income VaRD	26.4	48.9	87.3	29.8
Equity VaRD	4.9	7.1	11.2	4.9
FX VaRD	12.4	31.8	67.6	12,4
January — December 2008     9

 CONSOLIDATED FINANCIAL REPORT
CUSTOMER FUNDS UNDER MANAGEMENT

			Variation
Million euros	31.12.08(1)	31.12.07	Amount	(%)	31.12.06

Public sector	13,720	15,239	(1,520)	(10.0)	15,266
Other residents	117,376	103,772	13,604	13.1	94,750
Demand deposits	51,300	53,779	(2,479)	(4.6)	55,050
Time deposits	46,783	31,007	15,775	50.9	24,670
REPOs	19,293	18,986	308	1.6	15,030
Non-resident sector	288,734	236,693	52,041	22.0	221,206
Demand deposits	151,774	117,699	34,075	29.0	119,861
Time deposits	115,619	78,287	37,332	47.7	72,258
REPOs	17,187	37,538	(20,351)	(54.2)	26,343
Public Sector	4,153	3,168	985	31.1	2,744

Customer deposits	419,829	355,704	64,125	18.0	331,223

Debt securities	236,404	233,634	2,769	1.2	204,069
Subordinated debt	37,822	35,670	2,152	6.0	30,423

On-balance-sheet customer funds	694,055	625,009	69,046	11.0	565,715

Mutual funds	90,306	119,211	(28,905)	(24.2)	119,838
Pension funds	11,128	11,952	(825)	(6.9)	29,450
Managed portfolios	17,289	19,814	(2,525)	(12.7)	17,835
Savings-insurance policies	12,338	9,009	3,329	37.0	6,385

Other customer funds under management	131,061	159,986	(28,925)	(18.1)	173,509

Customer funds under management	825,116	784,995	40,121	5.1	739,223

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.
MUTUAL FUNDS

Million euros	31.12.08	31.12.07	Var. (%)

Spain	44,694	67,246	(33.5)
Portugal	3,031	5,698	(46.8)
United Kingdom	7,180	10,225	(29.8)
Latin America	35,400	36,041	(1.8)

Total	90,306	119,211	(24.2)

PENSION FUNDS

Million euros	31.12.08	31.12.07	Var. (%)

Spain	9,734	10,464	(7.0)
Portugal	1,394	1,488	(6.3)

Total	11,128	11,952	(6.9)

10     January — December 2008

CONSOLIDATED FINANCIAL REPORT
SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

			Variation
Million euros	31.12.08	31.12.07	Amount	(%)	31.12.06

Capital stock	3,997	3,127	870	27.8	3,127
Additional paid-in surplus	28,104	20,370	7,734	38.0	20,370
Reserves	28,024	23,458	4,566	19.5	12,352
Treasury stock	(421)	(0)	(421)	—	(127)

On-balance-sheet shareholders’ equity	59,704	46,955	12,748	27.1	35,722

Attributable profit	8,876	9,060	(184)	(2.0)	7,596
Interim dividend distributed	(1,711)	(1,538)	(173)	11.2	(1,337)

Shareholders’ equity at period-end	66,869	54,478	12,391	22.7	41,981

Interim dividend not distributed	(3,102)	(2,532)	(569)	22.5	(1,919)

Shareholders’ equity	63,768	51,945	11,822	22.8	40,062

Valuation adjustments	(8,300)	722	(9,022)	—	2,871
Minority interests	2,415	2,358	56	2.4	2,221
Preferred securities	1,051	523	529	101.2	668
Preferred securities in subordinated debt	7,622	7,261	360	5.0	6,837

Shareholders’ equity and minority interests	66,555	62,810	3,746	6.0	52,658

COMPUTABLE CAPITAL AND BIS II RATIO

Million euros	31.12.08

Core capital	37,182
Basic capital	45,108
Supplementary capital	21,302
Deductions	(3,567)

Computable capital	62,844

Risk-weighted assets	514,013
BIS II ratio	12.23

Tier I (before deductions)	8.78

Core capital	7.23

Shareholders’ equity surplus (BIS II ratio)	21,723
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

Million euros	2008	2007

Available-for-sale financial assets	(1,442)	(864)
Other financial liabilities at fair value	—	—
Cash flow hedges	(298)	(108)
Hedges of net investments in businesses abroad	829	812
Exchange differences	(8,148)	(1,988)
Long-term assets for sale	37	—

Net revenues recorded in shareholders’ equity	(9,022)	(2,149)

Net consolidated profit (published)	9,332	9,636
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	9,332	9,636

Parent Bank	(145)	6,912
Minority interests*	456	576

Total revenues and expenses	311	7,487

(*).-	In addition in the 2008 the net loss directly recognised in equity relating to minority interests amounted to a loss of EUR 298 million (EUR 175 million loss in 2007).
January — December 2008     11

 CONSOLIDATED FINANCIAL REPORT
EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	2008	2007	31.12.08	31.12.07

US$	1.4639	1.3683	1.3917	1.4721
Pound sterling	0.7944	0.6840	0.9525	0.7334
Brazilian real	2.6572	2.6607	3.2436	2.5963
New Mexican peso	16.2599	14.9504	19.2333	16.0740
Chilean peso	757.3061	714.7656	886.8608	733.0322
Venezuelan bolivar fuerte	3.1437	2.9380	2.9798	3.1610
Argentine peso	4.6423	4.2997	4.8041	4.6684
RATING AGENCIES

	Long	Short	Financial
December 2008	term	term	strength	Outlook

Standard & Poor’s	AA	A1 +		Stable
Fitch Ratings	AA	F1 +	A/B	Negative
Moody’s	Aa1	P1	B	Stable
DBRS	AA	R1 (high)		Stable
12     January — December 2008

THE SANTANDER SHARE
THE SANTANDER SHARE. December 2008

Shareholders and trading data
Shareholders (number)	3,034,816
Shares outstanding (number)	7,994,059,403
Average daily turnover (no. of shares)	100,721,890
Share liquidity* (%)	400

	euros	%**
Dividend per share
Fourth interim dividend 2007 (01.05.08)	0.262887	41.0
First interim dividend 2008 (01.08.08)	0.126086	10.0
Second interim dividend 2008 (01.11.08)	0.126086	10.0
Third interim dividend 2008 (01.02.09)	0.122940	7.3
Fourth interim dividend 2008 (01.05.09)	0.257373	(2.1)

Price movements during the year
Beginning (28.12.07)	13.79
Highest	13.76
Lowest	4.90

Last (30.12.08)	6.75
Market capitalisation (millions) (30.12.08)	53,960

Stock market indicators
Price / Book value *** (X)	1.02
P/E ratio (X) (w/o capital gains)	5.53
Yield**** (%)	9.37
Note:   Adjusted to the capital increase with preemptive rights at the end of 2008

(*).-	Number of shares traded during the year / number of shares.

(**).-	Variation o/ equivalent previous year.

(***).-	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(****).-	Total dividend / last share price.
CAPITAL STOCK OWNERSHIP DISTRIBUTION
December 2008

	Shares	%

The Board of Directors	295,009,118	3.69
Institutional investors	4,776,734,460	59.75
Individuals	2,922,315,825	36.56

Total	7,994,059,403	100.00

January — December 2008     13

 INFORMATION BY SEGMENTS
DESCRIPTION OF THE SEGMENTS
Grupo Santander is maintaining in 2008 the general criteria used in 2007, with two exceptions:
•
The Global Customer Relation Model, which includes 254 new customers, has been expanded. This does not mean any changes in the principal or geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•
Some adjustments have been made between the results of Retail Banking, Global Wholesale Banking and Asset Management and Insurance in order to better reflect the UK’s results (mainly Abbey) in these three businesses, as a result of the improvement in management information systems as well as the development of a wholesale business model within the Group’s global sphere.

None of these changes is significant for the Group, and they do not modify its figures or those of the principal segments (geographic). The figures for 2007 have been restated and take into account the changes in the affected areas.
In addition, and in line with the criteria established in the International Financial Reporting Standards (IFRS), the results of businesses discontinued in 2007 (pension fund management institutions in Argentina, Chile, Mexico, Colombia and Uruguay) which consolidated by global integration are in “net profit from discontinued operations.” This enables management of the Group’s recurrent businesses to be better tracked.
The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Drive) and Portugal is also set out.

•	United Kingdom. This covers retail banking, wholesale and asset management and insurance, carried out by the Group’s different units and branches in the UK.
•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The segments reported on are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
Fourth quarter perimeter change
Balance sheet: Banco Real and Alliance & Leicester are incorporated.
Income statement: Banco Real fourth quarter by global integration (the previous three quarters by the equity method). Alliance & Leicester with no impact on the income statement.
14     January — December 2008

INFORMATION BY PRINCIPAL SEGMENTS
KEY DATA BY PRINCIPAL SEGMENTS

	Net operating income				Attributable profit to the Group
			Variation				Variation
	2008	2007	Amount	(%)	2008	2007	Amount	(%)
Income statement (Million euros)
Continental Europe*	9,365	7,786	1,578	20.3	4,908	4,423	486	11.0

o/w: Four large retail units*	8,088	6,714	1,374	20.5	4,079	3,704	376	10.1
Santander Branch Network	3,566	2,863	702	24.5	2,098	1,806	292	16.2
Banesto	1,450	1,312	137	10.5	754	668	86	12.8
Santander Consumer Finance	2,390	1,867	523	28.0	696	719	(22)	(3.1)
Portugal*	683	672	11	1.7	531	511	20	3.9

United Kingdom	2,127	1,913	214	11.2	1,247	1,201	45	3.8

Latin America	7,606	5,808	1,798	31.0	2,945	2,666	279	10.4

o/w: Brazil	3,475	2,533	942	37.2	1,105	905	199	22.0
Mexico	1,758	1,506	252	16.7	600	654	(54)	(8.2)
Chile	1,143	894	249	27.8	545	543	2	0.3

Operating areas*	19,097	15,507	3,591	23.2	9,100	8,290	810	9.8

Financial management and equity stakes*	(1,368)	(665)	(703)	105.8	(223)	(180)	(44)	24.4

Total Group*	17,729	14,842	2,887	19.5	8,876	8,111	766	9.4

Net extraordinary capital gains and allowances					—	950	(950)	(100.0)

Total Group					8,876	9,060	(184)	(2.0)

(*).-	W/o extraordinary capital gains and allowances in 2007.

	Efficiency ratio		ROE*		NPL ratio			NPL coverage
	2008	2007	2008	2007	31.12.08		31.12.07	31.12.08		31.12.07
Ratios (%)
Continental Europe	35.5	38.8	21.17	21.31	2.31		0.90	90		188

o/w: Santander Branch Network	34.3	38.7	25.34	22.71	2.58	**	0.65	75	**	248
Banesto	40.0	41.2	18.85	18.26	1.64		0.47	106		333
Santander Consumer Finance	27.1	29.6	17.00	34.12	4.18		2.84	86		96
Portugal	44.3	44.0	27.05	28.55	1.72		1.25	77		117

United Kingdom	45.2	50.1	28.56	32.26	1.04		0.60	69		66

Latin America	40.3	41.8	26.07	29.10	2.95		1.87	108		134

o/w: Brazil	41.3	39.6	25.47	28.45	3.58		2.74	102		101
Mexico	34.3	37.7	20.75	26.48	2.41		1.20	132		192
Chile	34.3	39.2	37.26	43.81	2.64		2.11	102		118

Operating areas	38.7	41.5	23.43	24.64	2.02		0.94	91		149

Total Group	41.9	44.2	17.07	19.61	2.04		0.95	91		151

(*).-	W/o extraordinary capital gains and allowances in 2007. Including them Group ROE: 21.91%.

(**).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2008 stood at 1.93% (0.54% in December 2007) and NPL coverage was 96% (298% in December 2007).

	Employees		Branches(1)
	31.12.08	31.12.07	31.12.08	31.12.07
Operating means
Continental Europe	48,467	47,838	5,998	5,976

o/w: Santander Branch Network	19,447	19,392	2,933	2,887
Banesto	10,440	10,776	1,915	1,946
Santander Consumer Finance	8,052	7,221	290	285
Portugal	6,584	6,405	770	763

United Kingdom	24,379	16,827	1,303	704

Latin America	96,405	65,628	6,089	4,498

o/w: Brazil	53,256	21,923	3,603	2,104
Mexico	13,932	13,743	1,129	1,088
Chile	12,079	13,025	507	494

Operating areas	169,251	130,293	13,390	11,178

Financial management and equity stakes	1,710	1,526

Total Group	170,961	131,819	13,390	11,178

(1).-	Including traditional branches and banking service points. In 2008 do not include electronic service points.
January — December 2008     15

 INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

	Operating business areas			Continental Europe
Million euros	2008	2007	Var. (%)	2008	2007	Var. (%)
Income statement
Net interest income	20,694	16,883	22.6	9,615	7,894	21.8

Inc. from companies accounted for by the equity method	17	15	17.9	(4)	9	—
Net fees	8,404	8,010	4.9	4,086	4,137	(1.2)
Insurance activity	366	319	14.7	173	148	16.8

Commercial revenue	29,482	25,227	16.9	13,870	12,188	13.8

Gains (losses) on financial transactions	2,198	1,782	23.3	771	655	17.8

Gross operating income	31,680	27,009	17.3	14,641	12,843	14.0

Income from non-financial services (net) and other operating income	(153)	(60)	155.2	12	30	(59.5)
Operating expenses	(12,430)	(11,443)	8.6	(5,289)	(5,087)	4.0
General administrative expenses	(11,256)	(10,433)	7.9	(4,708)	(4,529)	4.0
Personnel	(6,736)	(6,274)	7.4	(3,104)	(3,015)	3.0
Other administrative expenses	(4,519)	(4,160)	8.6	(1,604)	(1,513)	6.0
Depreciation and amortisation	(1,174)	(1,009)	16.3	(580)	(559)	3.9

Net operating income	19,097	15,507	23.2	9,365	7,786	20.3

Net loan loss provisions	(6,007)	(3,456)	73.8	(2,474)	(1,524)	62.3
Other income	(629)	(346)	82.0	(96)	40	—

Profit before taxes (w/o capital gains)	12,461	11,705	6.5	6,794	6,302	7.8

Tax on profit	(2,893)	(3,016)	(4.1)	(1,755)	(1,773)	(1.0)

Net profit from ordinary activity	9,568	8,689	10.1	5,039	4,529	11.2

Net profit from discontinued operations	(13)	112	—	(21)	—	—

Net consolidated profit (w/o capital gains)	9,555	8,801	8.6	5,018	4,529	10.8

Minority interests	455	511	(11.0)	110	107	2.7

Attributable profit to the Group (w/o capital gains)	9,100	8,290	9.8	4,908	4,423	11.0

Net extraordinary capital gains and allowances	—	16	(100.0)	—	16	(100.0)

Attributable profit to the Group	9,100	8,306	9.6	4,908	4,439	10.6

Million euros	31.12.08	31.12.07	Var. (%)	31.12.08	31.12.07	Var. (%)
Balance sheet
Customer loans*	618,839	563,557	9.8	323,911	310,618	4.3
Trading portfolio (w/o loans)	143,297	121,474	18.0	72,303	44,846	61.2
Available-for-sale financial assets	34,798	22,821	52.5	12,806	10,149	26.2
Due from credit institutions*	104,901	84,160	24.6	56,396	53,204	6.0
Intangible assets and property and equipment	10,044	11,864	(15.3)	5,562	5,373	3.5
Other assets	93,841	60,041	56.3	26,012	25,876	0.5

Total assets/liabilities & shareholders’ equity	1,005,720	863,917	16.4	496,989	450,067	10.4

Customer deposits*	416,820	353,735	17.8	165,363	149,167	10.9
Marketable debt securities*	128,746	151,438	(15.0)	52,076	70,344	(26.0)
Subordinated debt	14,438	12,796	12.8	1,697	2,379	(28.7)
Insurance liabilities	16,850	13,034	29.3	13,889	10,907	27.3
Due to credit institutions*	175,105	123,777	41.5	85,044	66,025	28.8
Other liabilities	212,192	177,100	19.8	155,267	130,972	18.6
Shareholders’ equity	41,568	32,038	29.7	23,653	20,273	16.7

Other customer funds under management	131,061	159,986	(18.1)	75,473	101,713	(25.8)

Mutual funds	90,306	119,211	(24.2)	47,725	72,944	(34.6)
Pension funds	11,128	11,952	(6.9)	11,128	11,952	(6.9)
Managed portfolios	17,289	19,814	(12.7)	4,479	7,865	(43.0)
Savings-insurance policies	12,338	9,009	37.0	12,141	8,951	35.6

Customer funds under management	691,066	677,955	1.9	294,608	323,602	(9.0)

(*).- Includes all stock of concept classified in the balance sheet.
16     January — December 2008

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

	United Kingdom			Latin America
Million euros	2008	2007	Var. (%)	2008	2007	Var. (%)
Income statement
Net interest income	2,412	2,335	3.3	8,668	6,654	30.3

Inc. from compan. accounted for by the equity method	0	2	(84.8)	21	4	433.7
Net fees	926	1,007	(8.1)	3,393	2,866	18.4
Insurance activity	—	—	(100.0)	193	171	13.0

Commercial revenue	3,338	3,345	(0.2)	12,275	9,694	26.6

Gains (losses) on financial transactions	500	436	14.8	926	691	34.0

Gross operating income	3,838	3,780	1.5	13,201	10,386	27.1

Income from non-financial services (net) and other operating income	39	51	(22.7)	(204)	(141)	45.0
Operating expenses	(1,751)	(1,918)	(8.7)	(5,390)	(4,437)	21.5
General administrative expenses	(1,594)	(1,816)	(12.2)	(4,954)	(4,089)	21.2
Personnel	(979)	(1,037)	(5.6)	(2,653)	(2,222)	19.4
Other administrative expenses	(615)	(780)	(21.1)	(2,301)	(1,867)	23.2
Depreciation and amortisation	(157)	(102)	53.6	(437)	(348)	25.4

Net operating income	2,127	1,913	11.2	7,606	5,808	31.0

Net loan loss provisions	(456)	(312)	46.0	(3,077)	(1,619)	90.0
Other income	2	22	(89.3)	(536)	(408)	31.2

Profit before taxes (w/o capital gains)	1,673	1,622	3.1	3,994	3,781	5.6

Tax on profit	(426)	(421)	1.3	(711)	(822)	(13.5)

Net profit from ordinary activity	1,247	1,201	3.8	3,283	2,958	11.0

Net profit from discontinued operations	—	—	—	7	112	(93.4)

Net consolidated profit (w/o capital gains)	1,247	1,201	3.8	3,290	3,071	7.2

Minority interests	—	—	—	346	404	(14.6)

Attribut. profit to the Group (w/o capital gains)	1,247	1,201	3.8	2,945	2,666	10.4

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	1,247	1,201	3.8	2,945	2,666	10.4

Pro-memoria:

	Million sterling			Million dollars
Gross operating income	3,049	2,585	17.9	19,325	14,210	36.0

Net operating income	1,689	1,308	29.1	11,135	7,947	40.1

Attributable profit to the Group	991	822	20.5	4,311	3,648	18.2

Million euros	31.12.08	31.12.07	Var. (%)	31.12.08	31.12.07	Var. (%)
Balance sheet
Customer loans*	202,244	184,086	9.9	92,684	68,854	34.6
Trading portfolio (w/o loans)	50,028	53,782	(7.0)	20,966	22,846	(8.2)
Available-for-sale financial assets	2,785	44	—	19,208	12,628	52.1
Due from credit institutions*	29,543	19,810	49.1	18,962	11,146	70.1
Intangible assets and property and equipment	1,210	4,685	(74.2)	3,272	1,805	81.2
Other assets	32,979	9,458	248.7	34,850	24,707	41.1

Total assets/liabilities & shareholders’ equity	318,790	271,865	17.3	189,941	141,985	33.8

Customer deposits*	143,200	122,514	16.9	108,257	82,054	31.9
Marketable debt securities*	67,996	76,056	(10.6)	8,674	5,039	72.1
Subordinated debt	8,894	7,876	12.9	3,847	2,540	51.4
Insurance liabilities	3	6	(55.8)	2,958	2,121	39.5
Due to credit institutions*	60,063	38,688	55.3	29,998	19,064	57.4
Other liabilities	33,302	23,549	41.4	23,623	22,579	4.6
Shareholders’ equity	5,332	3,177	67.8	12,583	8,588	46.5

Other customer funds under management	7,180	10,225	(29.8)	48,408	48,048	0.7

Mutual funds	7,180	10,225	(29.8)	35,400	36,041	(1.8)
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	12,810	11,949	7.2
Savings-insurance policies	—	—	—	198	58	241.2

Customer funds under management	227,271	216,672	4.9	169,186	137,682	22.9

(*).-	Includes all stock of concept classified in the balance sheet.
January — December 2008     17

INFORMATION BY PRINCIPAL SEGMENTS

CONTINENTAL EUROPE

GROSS OPERATING INCOME AND EXPENSES
% variation 2008 / 2007

+14.0
+4.0
Gross operating income
Expenses

EFFICIENCY RATIO
%

38.8
35.5
2007
2008

NET OPERATING INCOME
Million euros

7,786
9,365
+20.3%
2007
2008

ATTRIBUTABLE PROFIT
Million euros

4,423
4,908
+11.0%
2007*
2008

(*).- W/o extraordinary capital gains and allowances

UNITED KINGDOM

GROSS OPERATING INCOME AND EXPENSES
% variation 2008 / 2007 (sterling)

+17.9
+6.0
Gross operating income*
Expenses*

(*) In euros: gross operating income: +1.5%; expenses: -8.7%

EFFICIENCY RATIO
%

50.1
45.2
2007
2008

NET OPERATING INCOME
Sterling million

1,308
1,689
+29.1%*
2007
2008

(*) In euros: +11.2%

ATTRIBUTABLE PROFIT
Sterling million

822
991
+20.5%*
2007
2008

(*) In euros: +3.8%

LATIN AMERICA

GROSS OPERATING INCOME AND EXPENSES
% variation 2008 / 2007

+27.1
+21.5
Gross operating income*
Expenses*

EFFICIENCY RATIO
%

41.8
40.3
2007
2008

NET OPERATING INCOME
Million euros

5,808
7,606
+31.0%*
2007
2008

(*) Exchange rate effect excluded: +36.2%

ATTRIBUTABLE PROFIT
Million euros

2,666
2,945
+10.4%*
2007
2008

(*) Exchange rate effect excluded: +15.4%

CONTINENTAL EUROPE GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros (*).- W/o extraordinary capital gains and allowances UNITED KINGDOM GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND _____ RATIO _____ INCOME _____ PROFIT EXPENSES % variation 2008 % Sterling million _____ Sterling million / 2007 ( sterling) (*) In euros: gross operating income: +1.5%; expenses: -8.7% (*) In euros: +11.2% (*) In euros: +3.8% LATIN AMERICA GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros (*) Exchange rate effect excluded: +36.2% (*) Exchange rate effect excluded: +15.4% (*) Exchange rate effect excluded: gross operating income: +32.2%; expenses:+26.4%
18      January — December 2008

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	2008	(%)	2008	(%)	2008	(%)	2008	(%)

Income statement
Net interest income	3,690	28.3	1,629	12.0	2,481	19.0	778	8.3

Inc. from companies accounted for by the equity method	—	—	1	(47.0)	(4)	—	—	—
Net fees	1,595	(3.5)	619	(1.1)	727	35.1	358	(1.6)
Insurance activity	—	—	59	12.0	—	—	33	30.9

Commercial revenue	5,285	16.7	2,308	8.1	3,204	21.8	1,169	5.6

Gains (losses) on financial transactions	217	(0.4)	159	8.2	58	685.9	65	(39.5)

Gross operating income	5,502	15.9	2,467	8.1	3,262	23.6	1,234	1.6

Income from non-financial services (net) and other operating income	(10)	—	(5)	—	32	3.1	(5)	(39.6)
Operating expenses	(1,926)	2.1	(1,012)	3.5	(905)	12.7	(546)	2.2
General administrative expenses	(1,694)	2.4	(897)	4.2	(825)	12.2	(473)	1.9
Personnel	(1,238)	0.5	(679)	3.1	(397)	15.1	(318)	5.7
Other administrative expenses	(456)	7.8	(218)	7.4	(429)	9.6	(156)	(5.0)
Depreciation and amortisation	(232)	0.0	(115)	(1.3)	(79)	18.7	(73)	3.9

Net operating income	3,566	24.5	1,450	10.5	2,390	28.0	683	1.7

Net loan loss provisions	(644)	87.9	(300)	28.5	(1,391)	65.2	(14)	(34.6)
Other income	(19)	68.2	(18)	—	(16)	—	(25)	24.1

Profit before taxes (w/o capital gains)	2,903	15.7	1,132	4.5	983	(6.5)	644	2.1

Tax on profit	(786)	11.8	(300)	(8.7)	(254)	(19.2)	(112)	(5.5)

Net profit from ordinary activity	2,117	17.2	831	10.2	729	(1.1)	532	3.9

Net profit from discontinued operations	—	—	—	—	(21)	—	—	—

Net consolidated profit (w/o capital gains)	2,117	17.2	831	10.2	708	(4.0)	532	3.9

Minority interests	19	—	77	(9.9)	11	(37.2)	1	(1.7)

Attributable profit to the Group (w/o capital gains)	2,098	16.2	754	12.8	696	(3.1)	531	3.9

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	(100.0)

Attributable profit to the Group	2,098	16.2	754	12.8	696	(3.1)	531	0.7

Balance sheet
Customer loans*	121,466	4.0	76,222	3.0	53,855	17.8	32,534	8.0
Trading portfolio (w/o loans)	—	—	5,230	14.6	565	—	1,563	60.6
Available-for-sale financial assets	28	200.5	5,689	13.2	124	(35.7)	1,076	(2.4)
Due from credit institutions*	191	40.4	20,434	3.9	7,057	142.3	4,058	(7.7)
Intangible assets and property and equipment	2,178	(0.6)	1,384	3.1	930	10.8	490	1.1
Other assets	601	(7.1)	8,409	54.6	2,069	32.0	5,209	5.8

Total assets/liabilities & shareholders’ equity	124,464	3.9	117,368	6.6	64,599	26.0	44,929	7.0

Customer deposits*	58,309	16.2	55,500	6.9	18,031	29.9	15,497	26.8
Marketable debt securities*	—	—	28,475	(0.3)	12,851	(28.9)	8,691	(15.1)
Subordinated debt	—	—	973	(33.9)	445	(20.1)	279	(20.7)
Insurance liabilities	—	—	—	—	—	—	4,056	(0.5)
Due to credit institutions*	265	2.3	16,634	7.4	25,970	79.2	12,892	9.1
Other liabilities	57,910	(5.1)	11,821	32.0	2,182	0.5	1,865	2.8
Shareholders’ equity	7,980	(3.8)	3,965	7.1	5,120	146.2	1,648	11.6

Other customer funds under management	39,049	(23.9)	9,806	(30.5)	344	(20.4)	8,228	(24.8)

Mutual funds	25,747	(37.0)	6,815	(35.7)	285	(20.6)	3,031	(46.8)
Pension funds	6,322	(7.1)	1,410	(13.3)	59	(19.2)	1,394	(6.3)
Managed portfolios	—	—	60	(91.1)	—	—	163	(43.2)
Savings-insurance policies	6,980	91.5	1,521	27.7	—	—	3,639	4.8

Customer funds under management	97,358	(4.1)	94,753	(1.3)	31,671	(3.9)	32,695	(3.2)

(*).-	Includes all stock of concept classified in the balance sheet.
January — December 2008      19

INFORMATION BY PRINCIPAL SEGMENTS

SANTANDER BRANCH NETWORK

GROSS OPERATING INCOME AND EXPENSES
% variation 2008 / 2007
+15.9
+2.1
Gross operating income
Expenses
EFFICIENCY RATIO
%
38.7
34.3
2007
2008
NET OPERATING INCOME
Million euros
2,863
3,566
+24.5%
2007
2008
ATTRIBUTABLE PROFIT
Million euros
1,806
2,098
+16.2%
2007
2008

BANESTO

GROSS OPERATING INCOME AND EXPENSES
% variation 2008 / 2007
+8.1
+3.5
Gross operating income
Expenses
EFFICIENCY RATIO
%
41.2
40.0
2007
2008
NET OPERATING INCOME
Million euros
1,312
1,450
+10.5%
2007
2008
ATTRIBUTABLE PROFIT
Million euros
668
754
+12.8%
2007
2008

SANTANDER CONSUMER FINANCE

GROSS OPERATING INCOME AND EXPENSES
% variation 2008 / 2007
+23.6
+12.7
Gross operating income
Expenses
EFFICIENCY RATIO
%
29.6
27.1
2007
2008
NET OPERATING INCOME
Million euros
1,867
2,390
+28.0%
2007
2008
ATTRIBUTABLE PROFIT
Million euros
719
696
-3.1%
2007
2008

PORTUGAL

GROSS OPERATING INCOME AND EXPENSES
% variation 2008 / 2007
+1.6
+2.2
Gross operating income
Expenses
EFFICIENCY RATIO
%
44.0
44.3
2007
2008
NET OPERATING INCOME
Million euros
672
683
+1.7%
2007
2008
ATTRIBUTABLE PROFIT
Million euros
511
531
+3.9%
2007*
2008

(*).- W/o extraordinary capital gains and allowances

SANTANDER BRANCH NETWORK GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros BANESTO GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros SANTANDER CONSUMER FINANCE GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros PORTUGAL GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros (*).- W/o extraordinary capital gains and allowances
20      January — December 2008

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA. MAIN UNITS

	Brazil		Mexico		Chile
Million euros	2008	Var. (%)	2008	Var. (%)	2008	Var. (%)

Income statement
Net interest income	3,830	57.0	1,962	3.6	1,321	18.9

Inc. from companies accounted for by the equity method	13	—	—	—	1	—
Net fees	1,675	34.1	599	2.0	350	10.4
Insurance activity	71	(1.5)	48	23.9	58	19.2

Commercial revenue	5,589	48.6	2,609	3.6	1,730	17.3

Gains (losses) on financial transactions	551	(11.7)	183	—	30	(3.1)

Gross operating income	6,140	40.0	2,792	12.3	1,760	16.9

Income from non-financial services (net) and other operating income	(55)	64.6	(78)	113.9	(13)	(38.4)
Operating expenses	(2,610)	43.5	(957)	1.2	(604)	2.4
General administrative expenses	(2,421)	44.1	(861)	(0.4)	(545)	1.6
Personnel	(1,253)	42.7	(450)	2.2	(335)	2.2
Other administrative expenses	(1,169)	45.7	(412)	(3.1)	(210)	0.6
Depreciation and amortisation	(189)	36.2	(95)	18.7	(60)	10.3

Net operating income	3,475	37.2	1,758	16.7	1,143	27.8

Net loan loss provisions	(1,506)	90.2	(878)	91.0	(354)	74.0
Other income	(439)	25.7	(8)	(52.8)	(19)	—

Profit before taxes (w/o capital gains)	1,531	9.9	872	(15.3)	770	3.3

Tax on profit	(408)	(13.9)	(88)	(45.8)	(96)	(4.6)

Net profit from ordinary activity	1,123	22.2	784	(9.6)	674	4.5

Net profit from discontinued operations	—	—	—	(100.0)	—	(100.0)

Net consolidated profit (w/o capital gains)	1,123	22.2	784	(10.4)	674	(1.1)

Minority interests	18	30.9	184	(16.8)	130	(6.6)

Attributable profit to the Group (w/o capital gains)	1,105	22.0	600	(8.2)	545	0.3

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	1,105	22.0	600	(8.2)	545	0.3

Balance sheet
Customer loans*	42,905	114.6	12,481	(11.6)	16,979	(0.7)
Trading portfolio (w/o loans)	7,002	18.6	8,480	(21.3)	2,903	32.6
Available-for-sale financial assets	10,135	175.0	3,951	0.6	1,496	10.5
Due from credit institutions*	8,596	316.8	10,588	86.3	1,483	(14.1)
Intangible assets and property and equipment	2,056	227.1	487	7.0	301	(10.9)
Other assets	18,203	29.6	4,146	(8.4)	2,018	(9.1)

Total assets/liabilities & shareholders’ equity	88,897	91.9	40,132	1.6	25,180	1.0

Customer deposits*	48,189	124.3	19,747	(9.5)	13,980	(4.0)
Marketable debt securities*	3,734	245.9	2,539	95.2	2,184	(2.6)
Subordinated debt	2,830	74.5	54	5.6	779	14.4
Insurance liabilities	2,704	40.1	142	44.9	94	22.6
Due to credit institutions*	13,388	71.2	10,624	28.1	4,182	(4.2)
Other liabilities	12,041	25.6	4,445	(17.0)	2,739	42.2
Shareholders’ equity	6,010	114.6	2,581	0.5	1,222	13.6

Other customer funds under management	24,803	14.9	6,810	(26.5)	3,062	(28.1)

Mutual funds	23,860	15.7	6,766	(26.9)	3,055	(28.2)
Pension funds	—	—	—	—	—	—
Managed portfolios	796	(13.1)	—	—	—	—
Savings-insurance policies	147	177.2	44	—	8	50.8

Customer funds under management	79,556	73.8	29,150	(10.1)	20,006	(8.0)

(*).-	Includes all stock of concept classified in the balance sheet.
January — December 2008      21

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA. INCOME STATEMENT

	Gross operating		Net operating		Attributable profit
	income		income		to the Group
Million euros	2008	Var. (%)	2008	Var. (%)	2008	Var. (%)

Brazil	6,140	40.0	3,475	37.2	1,105	22.0
Mexico	2,792	12.3	1,758	16.7	600	(8.2)
Chile	1,760	16.9	1,143	27.8	545	0.3
Puerto Rico	328	4.8	150	29.9	(19)	—
Venezuela	902	24.6	482	27.1	317	77.0
Colombia	155	44.4	58	96.8	27	72.1
Argentina	630	37.2	328	60.9	216	15.0
Rest	138	75.2	(10)	(77.0)	(26)	—

Subtotal	12,844	27.7	7,384	31.4	2,764	10.4

Santander Private Banking	356	9.3	222	17.7	181	10.6

Total	13,201	27.1	7,606	31.0	2,945	10.4

BRAZIL GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros Exchange rate effect excluded: +37.0% (*) Exchange rate effect excluded: +21.9% (*) Exchange rate effect excluded: gross operating income: +39.8%; expenses: +43.3% (*) MEXICO GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros (*) Exchange rate effect excluded: gross operating income: +22.1%; expenses: +10.1% (*) Exchange rate effect excluded: +26.9% (*) Exchange rate effect excluded: -0.2% CHILE GROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ ATTRIBUTABLE INCOME AND EXPENSES RATIO _____ INCOME _____ PROFIT % variation 2008 / 2007 % Million euros _____ Million euros (*) Exchange rate effect excluded: gross operating income: +23.9%; expenses: +8.5% (*) Exchange rate effect excluded: +35.4% (*) Exchange rate effect excluded: +6,3%
22     January — December 2008

INFORMATION BY PRINCIPAL SEGMENTS
FINANCIAL MANAGEMENT AND EQUITY STAKES

			Variation
Million euros	2008	2007	Amount	(%)

Income statement
Net interest income (w/o dividends)	(2,298)	(1,771)	(527)	29.8
Dividends	229	183	46	25.0

Net interest income	(2,069)	(1,588)	(481)	30.3

Inc. from companies accounted for by the equity method	780	427	353	82.8
Net fees	46	30	17	56.0
Insurance activity	—	—	—	—

Commercial revenue	(1,242)	(1,131)	(111)	9.8

Gains (losses) on financial transactions	605	1,217	(612)	(50.3)

Gross operating income	(638)	86	(723)	—

Income from non-financial services (net) and other operating income	1	15	(14)	(92.9)
Operating expenses	(732)	(765)	34	(4.4)
General administrative expenses	(636)	(506)	(129)	25.6
Personnel	(186)	(236)	50	(21.2)
Other administrative expenses	(449)	(270)	(179)	66.5
Depreciation and amortisation	(96)	(259)	163	(63.0)

Net operating income	(1,368)	(665)	(703)	105.8

Net loan loss provisions	31	(14)	45	—
Other income	246	(116)	362	—

Profit before taxes (w/o capital gains)	(1,091)	(795)	(296)	37.2

Tax on profit	868	624	244	39.0

Net profit from ordinary activity	(223)	(171)	(52)	30.6

Net profit from discontinued operations	0	(0)	0	—

Net consolidated profit (w/o capital gains)	(223)	(171)	(52)	30.5

Minority interests	1	9	(8)	(91.4)

Attributable profit to the Group (w/o capital gains)	(223)	(180)	(44)	24.4

Net extraordinary capital gains and allowances	—	934	(934)	(100.0)

Attributable profit to the Group	(223)	754	(977)	—

Balance sheet
Trading portfolio (w/o loans)	2,689	1,328	1,362	102.6
Available-for-sale financial assets	14,122	21,528	(7,406)	(34.4)
Investments	1,216	15,604	(14,388)	(92.2)
Goodwill	18,836	13,827	5,009	36.2
Liquidity lent to the Group	77,961	80,450	(2,488)	(3.1)
Capital assigned to Group areas	41,568	32,038	9,531	29.7
Other assets	91,237	55,381	35,856	64.7

Total assets/liabilities & shareholders’ equity	247,630	220,155	27,475	12.5

Customer deposits*	3,009	1,969	1,040	52.8
Marketable debt securities*	107,657	82,196	25,461	31.0
Subordinated debt	23,384	22,874	510	2.2

Preferred securities	—	—	—	—

Other liabilities	53,876	66,160	(12,284)	(18.6)
Group capital and reserves	59,704	46,955	12,748	27.1

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	134,051	107,040	27,011	25.2

(*).-	Includes all stock of concept classified in the balance sheet.
January — December 2008     23

INFORMATION BY SECONDARY SEGMENTS
INCOME STATEMENT AND BUSINESS VOLUMES. SECONDARY SEGMENTS

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	2008	(%)	2008	(%)	2008	(%)	2008	(%)

Income statement
Net interest income	20,694	22.6	18,542	21.1	2,095	38.6	57	0.8

Inc. from companies accounted for by the equity method	17	17.9	16	21.8	2	(8.7)	—	—
Net fees	8,404	4.9	7,137	7.8	861	(6.7)	407	(13.5)
Insurance activity	366	14.7	10	—	—	—	356	11.6

Commercial revenue	29,482	16.9	25,704	17.1	2,958	21.4	820	(3.1)

Gains (losses) on financial transactions	2,198	23.3	1,144	29.4	1,027	17.0	26	32.5

Gross operating income	31,680	17.3	26,849	17.6	3,985	20.2	846	(2.3)

Income from non-financial services (net) and other operating income	(153)	155.2	(117)	299.3	(36)	22.9	0	—
Operating expenses	(12,430)	8.6	(11,018)	9.9	(1,113)	(0.2)	(299)	(1.9)
General administrative expenses	(11,256)	7.9	(9,951)	9.1	(1,025)	0.1	(279)	(2.0)
Personnel	(6,736)	7.4	(5,957)	8.1	(647)	2.4	(132)	(0.2)
Other administrative expenses	(4,519)	8.6	(3,994)	10.5	(378)	(3.7)	(147)	(3.6)
Depreciation and amortisation	(1,174)	16.3	(1,067)	18.8	(88)	(3.9)	(19)	(0.9)

Net operating income	19,097	23.2	15,714	23.0	2,836	30.7	547	(2.3)

Net loan loss provisions	(6,007)	73.8	(5,733)	69.0	(276)	342.2	2	—
Other income	(629)	82.0	(605)	105.3	(12)	(65.0)	(13)	(21.7)

Profit before taxes (w/o capital gains)	12,461	6.5	9,376	3.2	2,548	23.0	537	(1.3)

Business volumes
Total assets	1,005,720	16.4	750,108	25.8	234,419	(6.0)	21,193	17.3
Customer loans	618,839	9.8	554,625	14.8	64,187	(20.3)	27	21.9
Customer deposits	416,820	17.8	374,520	34.2	42,298	(43.4)	2	218.7
RETAIL BANKING. INCOME STATEMENT

	Gross operating		Net operating		Profit
	income		income		before taxes
Million euros	2008	Var. (%)	2008	Var. (%)	2008	Var. (%)

Continental Europe*	12,511	15.0	7,935	21.6	5,510	9.2

o/w: Spain	8,722	12.4	5,418	18.5	4,152	7.4
Portugal*	1,065	3.0	552	4.1	511	4.4

United Kingdom	3,240	(3.0)	1,720	2.5	1,337	(3.5)

Latin America	11,099	28.9	6,060	32.5	2,529	(4.8)

o/w: Brazil	5,176	48.3	2,713	46.4	822	1.5
Mexico	2,422	12.7	1,506	18.0	632	(21.3)
Chile	1,489	19.6	936	35.0	563	2.1

Total Retail Banking*	26,849	17.6	15,714	23.0	9,376	3.2

(*).-	W/o extraordinary capital gains and allowances in 2007.
ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT

	Gross operating		Net operating		Profit
	income		income		before taxes
Million euros	2008	Var. (%)	2008	Var. (%)	2008	Var. (%)

Mutual funds	352	(8.5)	197	(11.4)	199	(12.6)
Pension funds	32	29.6	22	48.4	22	44.1
Insurance	461	1.2	328	1.7	316	4.9

Total Asset Management and Insurance	846	(2.3)	547	(2.3)	537	(1.3)

24     January — December 2008

INFORMATION BY SECONDARY SEGMENTS

RETAIL BANKING

GROSS OPERATING INCOME AND EXPENSES
% variation 2008 / 2007
+17.6
+9.9
Gross operating income
Expenses
EFFICIENCY RATIO
%
42.9
40.4
2007
2008
NET OPERATING INCOME
Million euros
12,777
15,714
+23.0%
2007
2008
PROFIT BEFORE TAXES
Million euros
9,090
9,376
+3.2%
2007*
2008
(*).- W/o extraordinary capital gains and allowances

GLOBAL WHOLESALE BANKING

NET OPERATING INCOME
Million euros
2,169
2,836
+30.7%
2007
2008
PROFIT BEFORE TAXES
Million euros
2,072
2,548
+23.0%
2007
2008
GROSS OPERATING INCOME BREAKDOWN
Million euros
Total
3,314
+20%
3,985
Proprietary trading and portfolios
-29%
548
Equity
+18%
860
Rates
+41%
1,118
Credit
+102%
494
Corporate Finance
-1%
176
Global Transaction Banking
+33%
789
Customers +35%
2007
2008

ASSET MANAGEMENT AND INSURANCE

NET OPERATING INCOME
Million euros
560
547
-2.3%
2007
2008
PROFIT BEFORE TAXES
Million euros
544
537
-1.3%
2007
2008
TOTAL GROUP REVENUES
Million euros
Total
3,643
+1%
3,689
Insurance fees + insurance activity
+23%
2,147
Asset management
-18%
1,542
2007
2008

RETAIL BANKINGGROSS OPERATING _____ EFFICIENCY _____ NET OPERATING _____ PROFIT BEFORE INCOME AND EXPENSES _____ RATIO _____ INCOME _____ TAXES % variation 2008 / 2007 % Million euros _____ Million euros(*).- W/o extraordinary capital gains and allowancesGLOBAL WHOLESALE BANKING NET OPERATING _____ PROFIT BEFORE _____ GROSS OPERATING INCOME BREAKDOWN INCOME _____ TAXES _____ Million euros Million euros _____ Million euros ASSET MANAGEMENT AND INSURANCE NET OPERATING _____ PROFIT BEFORE _____ TOTAL GROUP REVENUES INCOME _____ TAXES _____ Million euros Million euros _____ Million euros
January —December 2008    25

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain) www.santander.com

Item 3
Key consolidated data

			Variation
	2008	2007	Amount	%	2006

Balance sheet (million euros)
Total assets	1,049,632	912,915	136,717	15.0	833,873
Net customer loans	621,348	565,477	55,871	9.9	523,346
Customer funds under management	825,116	784,995	40,121	5.1	739,223
Shareholders’ equity	63,768	51,945	11,822	22.8	40,062
Total managed funds	1,168,355	1,063,892	104,462	9.8	1,000,996

Income statement (million euros)
Net interest income (w/o dividends)	18,078	14,882	3,196	21.5	12,076
Commercial revenue	28,240	24,096	4,144	17.2	20,184
Gross operating income	31,042	27,095	3,948	14.6	22,333
Net operating income	17,729	14,842	2,887	19.5	11,218
Net profit from ordinary activity	9,346	8,518	827	9.7	6,674
Attributable profit to the Group (1)	8,876	8,111	766	9.4	6,582

EPS, profitability and efficiency (%)
EPS (euro) (1) (2)	1.2207	1.1924			0.9822
Diluted EPS (euro) (1) (2)	1.2133	1.1809			0.9772
ROE (1)	17.07	19.61			18.54
ROA (1)	1.00	0.98			0.88
RORWA (1)	1.85	1.76			1.60
Efficiency ratio	41.86	44.22			48.56

Capital (BIS II in 2008) and NPL ratios (%)
BIS ratio	12.23	12.66			12.49
Tier I	8.78	7.71			7.42
Core capital	7.23	6.25			5.91
NPL ratio	2.04	0.95			0.78
NPL coverage	90.64	150.55			187.23

Market capitalisation and shares
Shares outstanding (millions at period-end)	7,994	6,254			6,254
Share price (euros)	6.75	13.79			13.18
Market capitalisation (million euros)	53,960	92,501			88,436
Book value (euro) (2)	6.60	7.34			6.41
Price / Book value (X) (2)	1.02	1.88			2.06
P/E ratio (X) (1) (2)	5.53	11.56			13.42

Other data
Number of shareholders	3,034,816	2,278,321			2,310,846
Number of employees	170,961	131,819			123,731
Continental Europe	48,467	47,838			44,216
United Kingdom	24,379	16,827			17,146
Latin America	96,405	65,628			60,871
Financial management and equity stakes	1,710	1,526			1,498
Number of branches	13,390	11,178			10,852
Continental Europe	5,998	5,976			5,772
United Kingdom	1,303	704			712
Latin America	6,089	4,498			4,368

Information over profit with extraordinary capital gains and allowances
Attributable profit to the Group	8,876	9,060	(184)	(2.0)	7,596
EPS (euro) (2)	1.2207	1.3320			1.1334
Diluted EPS (euro) (2)	1.2133	1.3191			1.1277
ROE	17.07	21.91			21.39
ROA	1.00	1.09			1.00
RORWA	1.85	1.95			1.83

(1).-	In 2006 and 2007 data without extraordinary capital gains and allowances.

(2).-
In 2007 and 2008 calculations, the number of shares which the “Valores Santander” will be compulsory converted into is included in the denominator. Furthermore, data have been adjusted to the capital increase with preemptive rights at the end of 2008.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January 26, 2009, following a favourable report from the Audit and Compliance Committee on January 19, 2009. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Income statement
Million euros

			Variation
	2008	2007	Amount	%	2006

Net interest income (w/o dividends)	18,078	14,882	3,196	21.5	12,076
Dividends	548	413	134	32.5	404

Net interest income	18,625	15,295	3,330	21.8	12,480

Income from companies accounted for by the equity method	797	441	356	80.6	427
Net fees	8,451	8,040	410	5.1	7,024
Insurance activity	366	319	47	14.7	253

Commercial revenue	28,240	24,096	4,144	17.2	20,184

Gains (losses) on financial transactions	2,802	2,998	(196)	(6.5)	2,149

Gross operating income	31,042	27,095	3,948	14.6	22,333

Income from non-financial services	118	152	(34)	(22.6)	119
Non-financial expenses	(88)	(78)	(9)	11.7	(70)
Other operating income	(182)	(119)	(63)	—	(119)
Operating expenses	(13,161)	(12,208)	(954)	7.8	(11,045)
General administrative expenses	(11,892)	(10,940)	(952)	8.7	(9,899)
Personnel	(6,923)	(6,510)	(413)	6.3	(5,926)
Other administrative expenses	(4,969)	(4,430)	(539)	12.2	(3,973)
Depreciation and amortisation	(1,270)	(1,268)	(2)	0.1	(1,147)

Net operating income	17,729	14,842	2,887	19.5	11,218

Impairment loss on assets	(6,138)	(3,549)	(2,589)	73.0	(2,551)
Loans	(5,976)	(3,470)	(2,506)	72.2	(2,467)
Goodwill	—	(14)	14	(100.0)	(13)
Other assets	(162)	(65)	(98)	151.0	(70)
Other income	(221)	(383)	162	—	(45)

Profit before taxes (w/o capital gains)	11,370	10,910	460	4.2	8,622

Tax on profit	(2,025)	(2,392)	367	(15.3)	(1,947)

Net profit from ordinary activity	9,346	8,518	827	9.7	6,674

Net profit from discontinued operations	(13)	112	(126)	—	470

Net consolidated profit (w/o capital gains)	9,332	8,631	702	8.1	7,144

Minority interests	456	520	(64)	(12.4)	562

Attributable profit to the Group (w/o capital gains)	8,876	8,111	766	9.4	6,582

Net extraordinary capital gains and allowances	—	950	(950)	(100.0)	1,014

Attributable profit to the Group	8,876	9,060	(184)	(2.0)	7,596

Pro memoria:
Average total assets	936,945	877,682	59,263	6.8	814,235
Average shareholders’ equity	51,986	41,352	10,634	25.7	35,505

Quarterly
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08 (1)

Net interest income (w/o dividends)	3,459	3,671	3,886	3,866	3,966	4,209	4,353	5,550
Dividends	48	236	74	56	60	255	82	151

Net interest income	3,507	3,907	3,960	3,922	4,025	4,464	4,435	5,701

Income from companies accounted for by the equity method	60	100	89	193	341	273	186	(3)
Net fees	2,034	2,015	1,972	2,019	2,073	2,055	2,101	2,221
Insurance activity	79	87	83	70	88	92	81	105

Commercial revenue	5,681	6,108	6,103	6,203	6,528	6,884	6,805	8,023

Gains (losses) on financial transactions	488	709	856	945	819	849	650	484

Gross operating income	6,168	6,818	6,960	7,149	7,347	7,733	7,454	8,508

Income from non-financial services	34	43	33	42	23	36	36	23
Non-financial expenses	(18)	(22)	(15)	(23)	(16)	(19)	(19)	(33)
Other operating income	(34)	(36)	(42)	(7)	(37)	(39)	(48)	(58)
Operating expenses	(2,915)	(2,990)	(3,084)	(3,219)	(3,081)	(3,093)	(3,129)	(3,858)
General administrative expenses	(2,609)	(2,675)	(2,749)	(2,907)	(2,774)	(2,786)	(2,825)	(3,508)
Personnel	(1,530)	(1,592)	(1,639)	(1,749)	(1,656)	(1,669)	(1,668)	(1,929)
Other administrative expenses	(1,079)	(1,083)	(1,110)	(1,158)	(1,117)	(1,117)	(1,156)	(1,579)
Depreciation and amortisation	(307)	(315)	(334)	(312)	(308)	(307)	(304)	(350)

Net operating income	3,236	3,812	3,852	3,942	4,236	4,618	4,294	4,582

Impairment loss on assets	(683)	(838)	(898)	(1,130)	(1,162)	(1,382)	(1,535)	(2,059)
Loans	(670)	(827)	(890)	(1,082)	(1,135)	(1,340)	(1,518)	(1,983)
Goodwill	—	—	—	(14)	—	—	—	—
Other assets	(13)	(11)	(8)	(33)	(27)	(42)	(17)	(76)
Other income	(88)	(134)	(153)	(7)	(208)	(3)	45	(55)

Profit before taxes (w/o capital gains)	2,465	2,839	2,801	2,805	2,866	3,233	2,804	2,468

Tax on profit	(567)	(655)	(580)	(589)	(531)	(579)	(478)	(438)

Net profit from ordinary activity	1,898	2,184	2,220	2,216	2,335	2,654	2,326	2,030

Net profit from discontinued operations	30	33	36	13	1	2	2	(17)

Net consolidated profit (w/o capital gains)	1,927	2,217	2,257	2,230	2,336	2,656	2,328	2,013

Minority interests	125	143	143	109	130	132	123	72

Attributable profit to the Group (w/o capital gains)	1,802	2,074	2,113	2,121	2,206	2,524	2,205	1,941

Net extraordinary capital gains and allowances	—	582	—	368	—	—	—	—

Attributable profit to the Group	1,802	2,656	2,113	2,488	2,206	2,524	2,205	1,941

EPS w/o capital gains (euros) (2)	0.2692	0.3099	0.3161	0.2973	0.3086	0.3533	0.3076	0.2512

Diluted EPS w/o capital gains (euros) (2)	0.2680	0.3085	0.3147	0.2897	0.3066	0.3522	0.3066	0.2479

(1).	-	Including Banco Real by global integration. By the equity method for the first three quarters.

(2).	-	Data have been adjusted to the capital increase with preemptive rights at the end of 2008.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2008	2007	31.12.08	31.12.07

US$	1.4639	1.3683	1.3917	1.4721
Pound sterling	0.7944	0.6840	0.9525	0.7334
Brazilian real	2.6572	2.6607	3.2436	2.5963
New Mexican peso	16.2599	14.9504	19.2333	16.0740
Chilean peso	757.3061	714.7656	886.8608	733.0322
Venezuelan bolivar fuerte	3.1437	2.9380	2.9798	3.1610
Argentine peso	4.6423	4.2997	4.8041	4.6684

Net fees and insurance business
Million euros

			Variation
	2008	2007	Amount	%	2006

Commissions for services	4,416	3,736	679	18.2	3,276
Credit and debit cards	940	853	87	10.2	664
Account management	580	571	9	1.5	555
Commercial bills	304	225	78	34.8	232
Guarantees and other contingent liabilities	393	350	44	12.4	302
Other transactions	2,198	1,737	461	26.6	1,524
Mutual & pension funds	1,542	1,891	(349)	(18.4)	1,785
Securities services	712	980	(269)	(27.4)	778
Insurance	1,780	1,432	349	24.3	1,185

Net fees	8,451	8,040	410	5.1	7,024

Insurance activity	366	319	47	14.7	253

Net fees and insurance business	8,817	8,360	457	5.5	7,277

Operating expenses
Million euros

			Variation
	2008	2007	Amount	%	2006

Personnel expenses	6,923	6,510	413	6.3	5,926
General expenses	4,969	4,430	539	12.2	3,973
Information technology	524	487	37	7.7	417
Communications	468	417	52	12.4	346
Advertising	542	561	(19)	(3.4)	472
Buildings and premises	1,078	846	232	27.4	845
Printed and office material	150	138	12	8.9	122
Taxes (other than profit tax)	300	277	23	8.2	226
Other expenses	1,907	1,705	202	11.9	1,545

Personnel and general expenses	11,892	10,940	952	8.7	9,899

Depreciation and amortisation	1,270	1,268	2	0.1	1,147

Total operating expenses	13,161	12,208	954	7.8	11,045

Net loan-loss provisions
Million euros

			Variation
	2008	2007	Amount	%	2006

Non performing loans	6,770	4,194	2,576	61.4	3,123
Country-risk	(80)	(100)	20	(19.9)	(103)
Recovery of written-off assets	(715)	(624)	(90)	14.5	(553)

Total	5,976	3,470	2,506	72.2	2,467

Balance sheet
Million euros

			Variation
	31.12.08 (1)	31.12.07	Amount	%	31.12.06
Assets
Cash on hand and deposits at central banks	45,781	31,063	14,719	47.4	13,835
Trading portfolio	151,716	158,800	(7,085)	(4.5)	170,423
Debt securities	43,896	66,331	(22,435)	(33.8)	76,737
Customer loans	632	23,704	(23,072)	(97.3)	30,583
Equities	6,272	9,744	(3,472)	(35.6)	13,491
Other (deposits at credit institutions and trading derivatives)	100,916	59,021	41,895	71.0	49,612
Other financial assets at fair value	25,736	24,829	907	3.7	15,371
Customer loans	8,906	8,022	884	11.0	7,973
Other (deposits at credit institutions, debt securities and equities)	16,830	16,808	22	0.1	7,398
Available-for-sale financial assets	48,920	44,349	4,571	10.3	38,698
Debt securities	42,548	34,187	8,361	24.5	32,727
Equities	6,373	10,162	(3,789)	(37.3)	5,971
Loans	699,797	579,530	120,267	20.8	544,049
Deposits at credit institutions	53,909	31,760	22,149	69.7	45,361
Customer loans	611,811	533,751	78,060	14.6	484,790
Other	34,078	14,019	20,058	143.1	13,897
Investments	1,323	15,689	(14,366)	(91.6)	5,006
Intangible assets and property and equipment	10,289	11,661	(1,373)	(11.8)	12,555
Goodwill	18,836	13,831	5,005	36.2	14,513
Other	47,233	33,162	14,071	42.4	19,423

Total assets	1,049,632	912,915	136,717	15.0	833,873

Liabilities and shareholders’ equity
Trading portfolio	127,510	122,754	4,756	3.9	123,996
Customer deposits	4,896	27,992	(23,096)	(82.5)	16,572
Marketable debt securities	3,570	17,091	(13,521)	(79.1)	17,522
Other (deposits at credit institutions, trading derivatives and other)	119,045	77,671	41,374	53.3	89,902
Other financial liabilities at fair value	24,242	33,156	(8,913)	(26.9)	12,411
Customer deposits	9,318	10,669	(1,351)	(12.7)	273
Marketable debt securities	5,191	10,279	(5,088)	(49.5)	12,138
Deposits at credit institutions	9,733	12,208	(2,474)	(20.3)	—
Financial liabilities at amortized cost	782,387	652,952	129,435	19.8	605,303
Due to central banks and credit institutions	93,302	77,434	15,868	20.5	73,345
Customer deposits	405,615	317,043	88,572	27.9	314,377
Marketable debt securities	227,643	206,265	21,378	10.4	174,409
Subordinated debt	37,822	35,670	2,152	6.0	30,423
Other financial liabilities	18,006	16,540	1,465	8.9	12,749
Insurance liabilities	16,850	13,034	3,816	29.3	10,704
Provisions	17,736	16,571	1,165	7.0	19,227
Other liability accounts	19,853	16,368	3,485	21.3	14,491
Preferred securities	1,051	523	529	101.2	668
Minority interests	2,415	2,358	56	2.4	2,221
Equity adjustments by valuation	(8,300)	722	(9,022)	—	2,871
Capital stock	3,997	3,127	870	27.8	3,127
Reserves	55,707	43,828	11,878	27.1	32,595
Attributable profit to the Group	8,876	9,060	(184)	(2.0)	7,596
Less: dividends	(2,693)	(1,538)	(1,156)	75.1	(1,337)

Total liabilities and shareholders’ equity	1,049,632	912,915	136,717	15.0	833,873

(1).	-	In December 2008 Banco Real and Alliance & Leicester were incorporated.

Balance sheet
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08 (1)
Assets
Cash on hand and deposits at central banks	15,001	20,386	19,339	31,063	20,298	19,594	51,730	45,781
Trading portfolio	164,849	182,319	164,040	158,800	136,462	135,993	122,158	151,716
Debt securities	73,040	76,490	74,949	66,331	55,213	56,659	47,511	43,896
Customer loans	32,668	32,994	24,409	23,704	9,016	6,345	3,159	632
Equities	11,253	12,481	10,309	9,744	8,223	8,656	6,800	6,272
Other (deposits at credit institutions and trading derivatives)	47,887	60,354	54,373	59,021	64,010	64,333	64,688	100,916
Other financial assets at fair value	15,625	29,327	42,359	24,829	29,360	31,314	29,680	25,736
Customer loans	8,002	8,257	7,891	8,022	8,014	8,701	9,140	8,906
Other (deposits at credit institutions, debt securities and equities)	7,623	21,070	34,467	16,808	21,346	22,614	20,540	16,830
Available-for-sale financial assets	34,071	40,504	40,631	44,349	37,350	38,726	42,149	48,920
Debt securities	25,842	32,258	32,039	34,187	29,380	31,557	35,450	42,548
Equities	8,228	8,246	8,592	10,162	7,970	7,169	6,699	6,373
Loans	561,544	558,916	565,594	579,530	579,252	624,224	633,603	699,797
Deposits at credit institutions	58,057	32,368	31,833	31,760	33,552	56,755	59,200	53,909
Customer loans	490,141	511,434	518,915	533,751	527,915	548,056	558,404	611,811
Other	13,346	15,113	14,847	14,019	17,785	19,413	15,999	34,078
Investments	4,912	4,949	4,892	15,689	15,456	17,211	15,319	1,323
Intangible assets and property and equipment	12,687	13,048	13,318	11,661	11,300	11,246	11,989	10,289
Goodwill	14,373	14,489	14,262	13,831	13,130	13,138	13,337	18,836
Other	21,178	21,664	22,234	33,162	34,916	26,885	33,072	47,233

Total assets	844,240	885,603	886,668	912,915	877,524	918,332	953,035	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	126,017	126,002	117,746	122,754	104,899	111,133	95,649	127,510
Customer deposits	14,306	15,347	25,164	27,992	17,257	13,213	10,098	4,896
Marketable debt securities	22,478	19,243	18,109	17,091	17,659	10,212	5,845	3,570
Other (deposits at credit institutions, trading derivatives and other)	89,233	91,412	74,473	77,671	69,983	87,708	79,706	119,045
Other financial liabilities at fair value	12,513	39,206	37,131	33,156	43,591	36,041	30,484	24,242
Customer deposits	250	9,825	8,088	10,669	10,158	10,266	10,316	9,318
Marketable debt securities	12,263	11,103	10,802	10,279	8,144	8,157	7,727	5,191
Deposits at credit institutions	—	18,279	18,241	12,208	25,288	17,617	12,441	9,733
Financial liabilities at amortized cost	614,256	622,764	634,543	652,952	629,238	668,620	720,477	782,387
Due to central banks and credit institutions	61,073	52,185	61,375	77,434	58,969	71,749	92,464	93,302
Customer deposits	312,555	308,806	315,057	317,043	304,738	318,780	351,880	405,615
Marketable debt securities	187,699	208,803	209,052	206,265	209,014	220,887	223,414	227,643
Subordinated debt	33,355	31,828	31,918	35,670	34,929	33,965	34,575	37,822
Other financial liabilities	19,574	21,142	17,141	16,540	21,588	23,238	18,144	18,006
Insurance liabilities	12,030	12,902	13,255	13,034	13,854	14,959	15,594	16,850
Provisions	17,597	17,208	16,706	16,571	16,116	15,668	16,329	17,736
Other liability accounts	14,651	18,710	18,404	16,368	15,356	15,676	17,678	19,853
Preferred securities	670	664	558	523	490	483	498	1,051
Minority interests	2,055	2,304	2,332	2,358	2,313	2,335	2,527	2,415
Equity adjustments by valuation	2,384	1,886	980	722	(1,955)	(2,126)	(3,779)	(8,300)
Capital stock	3,127	3,127	3,127	3,127	3,127	3,127	3,127	3,997
Reserves	40,393	37,139	36,852	43,828	52,359	48,532	48,362	55,707
Attributable profit to the Group	1,802	4,458	6,572	9,060	2,206	4,730	6,935	8,876
Less: dividends	(3,256)	(769)	(1,538)	(1,538)	(4,070)	(846)	(846)	(2,693)

Total liabilities and shareholders’ equity	844,240	885,603	886,668	912,915	877,524	918,332	953,035	1,049,632

(1).	-	In December 2008 Banco Real and Alliance & Leicester were incorporated.

Customer loans
Million euros

			Variation
	31.12.08 (1)	31.12.07	Amount	%	31.12.06

Public sector	7,668	5,633	2,035	36.1	5,329
Other residents	230,783	227,512	3,271	1.4	199,994
Commercial bills	14,874	18,248	(3,374)	(18.5)	17,276
Secured loans	123,566	123,371	195	0.2	110,863
Other loans	92,343	85,893	6,450	7.5	71,854
Non-resident sector	395,363	341,027	54,336	15.9	326,187
Secured loans	229,761	199,316	30,444	15.3	191,724
Other loans	165,602	141,711	23,892	16.9	134,463

Gross customer loans	633,814	574,172	59,642	10.4	531,509

Loan-loss allowances	12,466	8,695	3,771	43.4	8,163

Net customer loans	621,348	565,477	55,871	9.9	523,346

Pro memoria: Doubtful loans	13,972	6,070	7,902	130.2	4,613
Public sector	1	1	0	51.2	18
Other residents	6,208	1,812	4,396	242.6	1,212
Non-resident sector	7,763	4,257	3,506	82.3	3,383

(1).	-	In December 2008 Banco Real and Alliance & Leicester were incorporated.

Customer loans
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08 (1)

Public sector	5,604	5,640	5,213	5,633	5,460	6,574	6,073	7,668
Other residents	204,943	213,526	218,672	227,512	229,778	233,521	229,545	230,783
Commercial bills	16,173	17,423	17,114	18,248	16,430	15,954	14,733	14,874
Secured loans	114,888	118,639	120,750	123,371	124,441	125,889	124,274	123,566
Other loans	73,882	77,464	80,807	85,893	88,906	91,678	90,538	92,343
Non-resident sector	328,561	342,129	335,892	341,027	318,629	332,529	345,294	395,363
Secured loans	192,452	198,927	201,795	199,316	190,531	199,623	204,898	229,761
Other loans	136,109	143,201	134,097	141,711	128,099	132,906	140,397	165,602

Gross customer loans	539,108	561,295	559,776	574,172	553,867	572,624	580,913	633,814

Loan-loss allowances	8,297	8,610	8,561	8,695	8,922	9,522	10,211	12,466

Net customer loans	530,811	552,686	551,215	565,477	544,945	563,101	570,703	621,348

Pro memoria: Doubtful loans	4,910	5,320	5,669	6,070	7,041	8,455	10,373	13,972
Public sector	1	1	2	1	1	1	1	1
Other residents	1,264	1,374	1,512	1,812	2,461	3,439	4,636	6,208
Non-resident sector	3,646	3,945	4,156	4,257	4,580	5,015	5,737	7,763

(1).	-	In December 2008 Banco Real and Alliance & Leicester were incorporated.

Credit risk management (*)
Million euros

			Variation
	31.12.08 (1)	31.12.07	Amount		%	31.12.06

Non-performing loans	14,191	6,179	8,012		129.7	4,608
NPL ratio (%)	2.04	0.95	1.09	p.		0.78
Loan-loss allowances	12,863	9,302	3,561		38.3	8,627
Specific	6,682	3,275	3,407		104.0	2,960
General-purpose	6,181	6,027	154		2.6	5,667
NPL coverage (%)	90.64	150.55	(59.91	p.)		187.23
Credit cost (%) **	0.99	0.50	0.49	p.		0.32

Ordinary non-performing and doubtful loans ***	10,626	4,335	6,291		145.1	3,243
NPL ratio (%) ***	1.53	0.67	0.86	p.		0.55
NPL coverage (%) ***	121.05	214.58	(93.53	p.)		266.00

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.

(*).-	Excluding country-risk.

(**).-	Net specific allowance / computable assets.

(***).-	Excluding mortgage guarantees.

Note: NPL ratio: Non-performing loans / computable assets.

Credit risk management (*)

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08 (1)

Non-performing loans	4,936	5,354	5,738	6,179	7,148	8,604	10,584	14,191
NPL ratio (%)	0.82	0.83	0.89	0.95	1.16	1.34	1.63	2.04
Loan-loss allowances	8,722	9,056	9,073	9,302	9,531	10,212	11,035	12,863
Specific	2,944	3,136	3,128	3,275	3,454	3,921	4,739	6,682
General-purpose	5,778	5,920	5,945	6,027	6,077	6,292	6,296	6,181
NPL coverage (%)	176.70	169.16	158.12	150.55	133.33	118.70	104.27	90.64
Credit cost (%) **	0.34	0.37	0.43	0.50	0.58	0.66	0.79	0.99

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.

(*).-	Excluding country-risk.

(**).-	Net specific allowance / computable assets.
Non-performing loans by quarter
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08

Balance at beginning of period	4,608	4,936	5,354	5,738	6,179	7,148	8,604	10,584
+ Net additions*	1,058	1,047	1,256	1,531	1,854	2,451	3,097	5,604
- Write-offs*	(729)	(629)	(872)	(1,090)	(884)	(996)	(1,117)	(1,997)

Balance at period-end*	4,936	5,354	5,738	6,179	7,148	8,604	10,584	14,191

(*).-	In Q4 08, Banco Real and Alliance & Leicester including.

Customer funds under management
Million euros

			Variation
	31.12.08 (1)	31.12.07	Amount	%	31.12.06

Public sector	13,720	15,239	(1,520)	(10.0)	15,266
Other residents	117,376	103,772	13,604	13.1	94,750
Demand deposits	51,300	53,779	(2,479)	(4.6)	55,050
Time deposits	46,783	31,007	15,775	50.9	24,670
REPOs	19,293	18,986	308	1.6	15,030
Non-resident sector	288,734	236,693	52,041	22.0	221,206
Demand deposits	151,774	117,699	34,075	29.0	119,861
Time deposits	115,619	78,287	37,332	47.7	72,258
REPOs	17,187	37,538	(20,351)	(54.2)	26,343
Public Sector	4,153	3,168	985	31.1	2,744

Customer deposits	419,829	355,704	64,125	18.0	331,223

Debt securities	236,404	233,634	2,769	1.2	204,069
Subordinated debt	37,822	35,670	2,152	6.0	30,423

On-balance-sheet customer funds	694,055	625,009	69,046	11.0	565,715

Mutual funds	90,306	119,211	(28,905)	(24.2)	119,838
Pension funds	11,128	11,952	(825)	(6.9)	29,450
Managed portfolios	17,289	19,814	(2,525)	(12.7)	17,835
Savings-insurance policies	12,338	9,009	3,329	37.0	6,385

Other customer funds under management	131,061	159,986	(28,925)	(18.1)	173,509

Customer funds under management	825,116	784,995	40,121	5.1	739,223

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.
Mutual funds
Million euros

			Variation
	31.12.08	31.12.07	Amount	%

Spain	44,694	67,246	(22,552)	(33.5)
Portugal	3,031	5,698	(2,667)	(46.8)
United Kingdom	7,180	10,225	(3,045)	(29.8)
Latin America	35,400	36,041	(641)	(1.8)

Total	90,306	119,211	(28,905)	(24.2)

Pension funds
Million euros

			Variation
	31.12.08	31.12.07	Amount	%

Spain	9,734	10,464	(730)	(7.0)
Portugal	1,394	1,488	(94)	(6.3)

Total	11,128	11,952	(825)	(6.9)

Customer funds under management
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08 (1)

Public sector	16,012	12,509	14,257	15,239	13,752	11,742	15,016	13,720
Other residents	92,958	96,497	101,914	103,772	104,690	109,450	110,156	117,376
Demand deposits	52,000	53,284	55,900	53,779	51,179	51,123	51,016	51,300
Time deposits	26,013	26,973	28,497	31,007	32,769	40,414	43,355	46,783
REPOs	14,945	16,241	17,517	18,986	20,742	17,913	15,785	19,293
Non-resident sector	218,140	224,971	232,138	236,693	213,711	221,067	247,122	288,734
Demand deposits	118,573	121,699	121,131	117,699	109,672	111,439	128,482	151,774
Time deposits	71,171	73,479	76,410	78,287	80,023	83,623	96,832	115,619
REPOs	26,377	27,675	32,160	37,538	22,037	22,788	19,098	17,187
Public Sector	2,021	2,117	2,437	3,168	1,978	3,217	2,710	4,153

Customer deposits	327,111	333,977	348,309	355,704	332,153	342,259	372,294	419,829

Debt securities	222,441	239,149	237,963	233,634	234,817	239,257	236,986	236,404
Subordinated debt	33,355	31,828	31,918	35,670	34,929	33,965	34,575	37,822

On-balance-sheet customer funds	582,907	604,954	618,190	625,009	601,899	615,481	643,855	694,055

Mutual funds	131,147	133,774	128,190	119,211	108,881	104,210	97,256	90,306
Pension funds	29,996	31,629	30,707	11,952	11,537	11,324	11,172	11,128
Managed portfolios	19,245	20,809	20,489	19,814	17,381	17,062	18,260	17,289
Savings-insurance policies	7,383	8,520	8,910	9,009	9,821	10,484	11,260	12,338

Other customer funds under management	187,772	194,731	188,297	159,986	147,619	143,080	137,948	131,061

Customer funds under management	770,679	799,685	806,487	784,995	749,518	758,562	781,803	825,116

(1).-	In December 2008 Banco Real and Alliance & Leicester were incorporated.
Mutual funds
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08

Spain	78,854	78,934	75,125	67,246	60,110	55,254	51,984	44,694
Portugal	6,160	6,333	6,039	5,698	5,175	4,623	3,943	3,031
United Kingdom	13,640	12,980	10,923	10,225	8,542	8,741	8,541	7,180
Latin America	32,494	35,526	36,103	36,041	35,054	35,592	32,787	35,400

Total	131,147	133,774	128,190	119,211	108,881	104,210	97,256	90,306

Pension funds
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08

Spain	9,980	10,118	10,116	10,464	10,107	9,915	9,819	9,734
Portugal	1,453	1,472	1,450	1,488	1,430	1,409	1,354	1,394
Latin America	18,564	20,039	19,141	—	—	—	—	—

Total	29,996	31,629	30,707	11,952	11,537	11,324	11,172	11,128

Shareholders’ equity and minority interests
Million euros

			Variation
	31.12.08	31.12.07	Amount	%	31.12.06

Capital stock	3,997	3,127	870	27.8	3,127
Additional paid-in surplus	28,104	20,370	7,734	38.0	20,370
Reserves	28,024	23,458	4,566	19.5	12,352
Treasury stock	(421)	(0)	(421)	—	(127)

On-balance-sheet shareholders’ equity	59,704	46,955	12,748	27.1	35,722

Attributable profit	8,876	9,060	(184)	(2.0)	7,596
Interim dividend distributed	(1,711)	(1,538)	(173)	11.2	(1,337)

Shareholders’ equity at period-end	66,869	54,478	12,391	22.7	41,981

Interim dividend not distributed	(3,102)	(2,532)	(569)	22.5	(1,919)

Shareholders’ equity	63,768	51,945	11,822	22.8	40,062

Valuation adjustments	(8,300)	722	(9,022)	—	2,871
Minority interests	2,415	2,358	56	2.4	2,221
Preferred securities	1,051	523	529	101.2	668
Preferred securities in subordinated debt	7,622	7,261	360	5.0	6,837

Shareholders’ equity and minority interests	66,555	62,810	3,746	6.0	52,658

Computable capital and BIS II ratio
Million euros

31.12.08

Core capital	37,182
Basic capital	45,108
Supplementary capital	21,302
Deductions	(3,567)

Computable capital	62,844

Risk-weighted assets	514,013

BIS II ratio	12.23

Tier I (before deductions)	8.78

Core capital	7.23

Shareholders’ equity surplus (BIS II ratio)	21,723

Statement of changes in consolidated shareholders’ equity
Million euros

	2008	2007

Available-for-sale financial assets	(1,442)	(864)
Other financial liabilities at fair value	—	—
Cash flow hedges	(298)	(108)
Hedges of net investments in businesses abroad	829	812
Exchange differences	(8,148)	(1,988)
Long-term assets for sale	37	—

Net revenues recorded in shareholders’ equity	(9,022)	(2,149)

Net consolidated profit (published)	9,332	9,636
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	9,332	9,636

Parent Bank	(145)	6,912
Minority interests*	456	576

Total revenues and expenses	311	7,487

(*).-	In addition in the 2008 the net loss directly recognised in equity relating to minority interests amounted to a los of EUR 298 million (EUR 175 million loss in 2007).

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	2008	2007	Amount	%	2008	2007	Amount	%
Income statement (million euros)
Continental Europe*	9,365	7,786	1,578	20.3	4,908	4,423	486	11.0

o/w: Four large retail units*	8,088	6,714	1,374	20.5	4,079	3,704	376	10.1
Santander Branch Network	3,566	2,863	702	24.5	2,098	1,806	292	16.2
Banesto	1,450	1,312	137	10.5	754	668	86	12.8
Santander Consumer Finance	2,390	1,867	523	28.0	696	719	(22)	(3.1)
Portugal*	683	672	11	1.7	531	511	20	3.9

United Kingdom	2,127	1,913	214	11.2	1,247	1,201	45	3.8

Latin America	7,606	5,808	1,798	31.0	2,945	2,666	279	10.4

o/w: Brazil	3,475	2,533	942	37.2	1,105	905	199	22.0
Mexico	1,758	1,506	252	16.7	600	654	(54)	(8.2)
Chile	1,143	894	249	27.8	545	543	2	0.3

Operating areas*	19,097	15,507	3,591	23.2	9,100	8,290	810	9.8

Financial management and equity stakes*	(1,368)	(665)	(703)	105.8	(223)	(180)	(44)	24.4

Total Group*	17,729	14,842	2,887	19.5	8,876	8,111	766	9.4

Net extraordinary capital gains and allowances					—	950	(950)	(100.0)

Total Group					8,876	9,060	(184)	(2.0)

(*).-	Without extraordinary capital gains and allowances in 2007.

	Efficiency ratio		ROE*		NPL ratio			NPL coverage
	2008	2007	2008	2007	31.12.08		31.12.07	31.12.08		31.12.07
Ratios (%)
Continental Europe	35.5	38.8	21.17	21.31	2.31		0.90	90		188

o/w: Santander Branch Network	34.3	38.7	25.34	22.71	2.58	**	0.65	75	**	248
Banesto	40.0	41.2	18.85	18.26	1.64		0.47	106		333
Santander Consumer Finance	27.1	29.6	17.00	34.12	4.18		2.84	86		96
Portugal	44.3	44.0	27.05	28.55	1.72		1.25	77		117

United Kingdom	45.2	50.1	28.56	32.26	1.04		0.60	69		66

Latin America	40.3	41.8	26.07	29.10	2.95		1.87	108		134

o/w: Brazil	41.3	39.6	25.47	28.45	3.58		2.74	102		101
Mexico	34.3	37.7	20.75	26.48	2.41		1.20	132		192
Chile	34.3	39.2	37.26	43.81	2.64		2.11	102		118

Operating areas	38.7	41.5	23.43	24.64	2.02		0.94	91		149

Total Group	41.9	44.2	17.07	19.61	2.04		0.95	91		151

(*).-	Without extraordinary capital gains and allowances in 2007. Including them Group ROE: 21.91%.

(**).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2008 stood at 1.93% (0.54% in December 2007) and NPL coverage was 96% (298% in December 2007).

	Employees		Branches(1)
	31.12.08	31.12.07	31.12.08	31.12.07
Operating means
Continental Europe	48,467	47,838	5,998	5,976

o/w: Santander Branch Network	19,447	19,392	2,933	2,887
Banesto	10,440	10,776	1,915	1,946
Santander Consumer Finance	8,052	7,221	290	285
Portugal	6,584	6,405	770	763

United Kingdom	24,379	16,827	1,303	704

Latin America	96,405	65,628	6,089	4,498

o/w: Brazil	53,256	21,923	3,603	2,104
Mexico	13,932	13,743	1,129	1,088
Chile	12,079	13,025	507	494

Operating areas	169,251	130,293	13,390	11,178

Financial management and equity stakes	1,710	1,526

Total Group	170,961	131,819	13,390	11,178

(1).-	Including traditional branches and banking services points. In 2008 do not include electronic service points.

Operating areas
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	20,694	16,883	3,812	22.6

Income from companies accounted for by the equity method	17	15	3	17.9
Net fees	8,404	8,010	394	4.9
Insurance activity	366	319	47	14.7

Commercial revenue	29,482	25,227	4,255	16.9

Gains (losses) on financial transactions	2,198	1,782	416	23.3

Gross operating income	31,680	27,009	4,671	17.3

Income from non-financial services (net) and other operating income	(153)	(60)	(93)	155.2
Operating expenses	(12,430)	(11,443)	(987)	8.6
General administrative expenses	(11,256)	(10,433)	(822)	7.9
Personnel	(6,736)	(6,274)	(463)	7.4
Other administrative expenses	(4,519)	(4,160)	(360)	8.6
Depreciation and amortisation	(1,174)	(1,009)	(165)	16.3

Net operating income	19,097	15,507	3,591	23.2

Net loan loss provisions	(6,007)	(3,456)	(2,551)	73.8
Other income	(629)	(346)	(284)	82.0

Profit before taxes (w/o capital gains)	12,461	11,705	756	6.5

Tax on profit	(2,893)	(3,016)	123	(4.1)

Net profit from ordinary activity	9,568	8,689	879	10.1

Net profit from discontinued operations	(13)	112	(126)	—

Net consolidated profit (w/o capital gains)	9,555	8,801	754	8.6

Minority interests	455	511	(56)	(11.0)

Attributable profit to the Group (w/o capital gains)	9,100	8,290	810	9.8

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	9,100	8,306	794	9.6

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	618,839	563,557	55,281	9.8
Trading portfolio (w/o loans)	143,297	121,474	21,823	18.0
Available-for-sale financial assets	34,798	22,821	11,978	52.5
Due from credit institutions*	104,901	84,160	20,741	24.6
Intangible assets and property and equipment	10,044	11,864	(1,820)	(15.3)
Other assets	93,841	60,041	33,800	56.3

Total assets/liabilities & shareholders’ equity	1,005,720	863,917	141,802	16.4

Customer deposits*	416,820	353,735	63,085	17.8
Marketable debt securities*	128,746	151,438	(22,692)	(15.0)
Subordinated debt	14,438	12,796	1,642	12.8
Insurance liabilities	16,850	13,034	3,816	29.3
Due to credit institutions*	175,105	123,777	51,328	41.5
Other liabilities	212,192	177,100	35,093	19.8
Shareholders’ equity	41,568	32,038	9,531	29.7

Other customer funds under management	131,061	159,986	(28,925)	(18.1)

Mutual funds	90,306	119,211	(28,905)	(24.2)
Pension funds	11,128	11,952	(825)	(6.9)
Managed portfolios	17,289	19,814	(2,525)	(12.7)
Savings-insurance policies	12,338	9,009	3,329	37.0

Customer funds under management	691,066	677,955	13,110	1.9

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	23.43	24.64	(1.21	p.)
Efficiency ratio	38.66	41.54	(2.88	p.)
NPL ratio	2.02	0.94	1.08	p.
NPL coverage	90.84	149.32	(58.48	p.)
Number of employees (direct & indirect)	169,251	130,293	38,958		29.90
Number of branches	13,390	11,178	2,212		19.79

Operating areas
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	3,898	4,152	4,375	4,458	4,541	4,753	5,007	6,393

Income from companies accounted for by the equity method	4	2	3	6	3	3	0	11
Net fees	2,022	1,997	1,981	2,010	2,079	2,046	2,087	2,192
Insurance activity	81	86	83	70	88	92	81	105

Commercial revenue	6,004	6,237	6,442	6,544	6,711	6,894	7,176	8,701

Gains (losses) on financial transactions	619	460	349	353	673	498	451	576

Gross operating income	6,623	6,697	6,791	6,897	7,384	7,392	7,627	9,276

Income from non-financial services (net) and other operating income	(13)	(12)	(33)	(2)	(25)	(31)	(34)	(62)
Operating expenses	(2,722)	(2,786)	(2,884)	(3,051)	(2,880)	(2,879)	(2,976)	(3,694)
General administrative expenses	(2,482)	(2,540)	(2,613)	(2,799)	(2,619)	(2,593)	(2,677)	(3,367)
Personnel	(1,482)	(1,533)	(1,582)	(1,676)	(1,582)	(1,608)	(1,630)	(1,917)
Other administrative expenses	(1,000)	(1,006)	(1,031)	(1,123)	(1,036)	(986)	(1,047)	(1,450)
Depreciation and amortisation	(240)	(246)	(271)	(251)	(262)	(286)	(299)	(327)

Net operating income	3,888	3,899	3,875	3,845	4,479	4,483	4,616	5,520

Net loan loss provisions	(679)	(832)	(898)	(1,047)	(1,133)	(1,273)	(1,513)	(2,087)
Other income	49	(120)	(143)	(132)	(153)	(113)	(127)	(236)

Profit before taxes (w/o capital gains)	3,258	2,947	2,834	2,666	3,192	3,096	2,976	3,197

Tax on profit	(872)	(725)	(675)	(744)	(801)	(794)	(647)	(651)

Net profit from ordinary activity	2,387	2,222	2,159	1,922	2,391	2,302	2,329	2,546

Net profit from discontinued operations	30	33	36	13	1	2	2	(18)

Net consolidated profit (w/o capital gains)	2,416	2,255	2,195	1,935	2,392	2,304	2,331	2,528

Minority interests	119	140	141	112	128	134	125	69

Attributable profit to the Group (w/o capital gains)	2,298	2,115	2,054	1,823	2,264	2,170	2,206	2,460

Net extraordinary capital gains and allowances	—	16	—	—	—	—	—	—

Attributable profit to the Group	2,298	2,131	2,054	1,823	2,264	2,170	2,206	2,460

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	530,093	551,669	549,685	563,557	543,431	559,997	564,354	618,839
Trading portfolio (w/o loans)	115,943	127,820	124,891	121,474	111,927	119,922	111,995	143,297
Available-for-sale financial assets	24,110	23,928	21,532	22,821	22,179	21,569	25,815	34,798
Due from credit institutions*	119,633	98,882	105,757	84,160	87,670	101,387	84,745	104,901
Intangible assets and property and equipment	11,331	12,090	12,174	11,864	11,421	11,513	12,051	10,044
Other assets	45,216	51,066	51,150	60,041	54,687	59,203	84,978	93,841

Total assets/liabilities & shareholders’ equity	846,327	865,455	865,190	863,917	831,314	873,591	883,936	1,005,720

Customer deposits*	326,924	333,564	345,825	353,735	331,207	339,318	369,950	416,820
Marketable debt securities*	139,710	149,687	149,077	151,438	134,754	131,033	126,052	128,746
Subordinated debt	14,052	13,289	12,805	12,796	12,353	12,071	11,972	14,438
Insurance liabilities	12,030	12,902	13,255	13,034	13,854	14,959	15,594	16,850
Due to credit institutions*	153,839	142,133	132,693	123,777	122,442	142,394	143,233	175,105
Other liabilities	165,149	178,920	178,269	177,100	179,745	195,090	177,865	212,192
Shareholders’ equity	34,623	34,959	33,266	32,038	36,959	38,726	39,271	41,568

Other customer funds under management	187,966	194,731	188,297	159,986	147,619	143,080	137,948	131,061

Mutual funds	131,147	133,774	128,190	119,211	108,881	104,210	97,256	90,306
Pension funds	29,996	31,629	30,707	11,952	11,537	11,324	11,172	11,128
Managed portfolios	19,439	20,809	20,489	19,814	17,381	17,062	18,260	17,289
Savings-insurance policies	7,383	8,520	8,910	9,009	9,821	10,484	11,260	12,338

Customer funds under management	668,652	691,271	696,004	677,955	625,932	625,502	645,921	691,066

(*).- Includes all stock of concept classified in the balance sheet.
Other information
NPL ratio	0.80	0.81	0.87	0.94	1.12	1.31	1.62	2.02
NPL coverage	164.03	167.04	156.53	149.32	132.66	115.79	103.02	90.84
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	422,092	438,298	450,667	456,671	455,191	417,497	436,535	477,122

Continental Europe
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	9,615	7,894	1,721	21.8

Income from companies accounted for by the equity method	(4)	9	(13)	—
Net fees	4,086	4,137	(51)	(1.2)
Insurance activity	173	148	25	16.8

Commercial revenue	13,870	12,188	1,681	13.8

Gains (losses) on financial transactions	771	655	116	17.8

Gross operating income	14,641	12,843	1,798	14.0

Income from non-financial services (net) and other operating income	12	30	(18)	(59.5)
Operating expenses	(5,289)	(5,087)	(201)	4.0
General administrative expenses	(4,708)	(4,529)	(180)	4.0
Personnel	(3,104)	(3,015)	(89)	3.0
Other administrative expenses	(1,604)	(1,513)	(91)	6.0
Depreciation and amortisation	(580)	(559)	(22)	3.9

Net operating income	9,365	7,786	1,578	20.3

Net loan loss provisions	(2,474)	(1,524)	(950)	62.3
Other income	(96)	40	(136)	—

Profit before taxes (w/o capital gains)	6,794	6,302	492	7.8

Tax on profit	(1,755)	(1,773)	17	(1.0)

Net profit from ordinary activity	5,039	4,529	509	11.2

Net profit from discontinued operations	(21)	—	(21)	—

Net consolidated profit (w/o capital gains)	5,018	4,529	489	10.8

Minority interests	110	107	3	2.7

Attributable profit to the Group (w/o capital gains)	4,908	4,423	486	11.0

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	4,908	4,439	470	10.6

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	323,911	310,618	13,293	4.3
Trading portfolio (w/o loans)	72,303	44,846	27,457	61.2
Available-for-sale financial assets	12,806	10,149	2,657	26.2
Due from credit institutions*	56,396	53,204	3,191	6.0
Intangible assets and property and equipment	5,562	5,373	188	3.5
Other assets	26,012	25,876	135	0.5

Total assets/liabilities & shareholders’ equity	496,989	450,067	46,922	10.4

Customer deposits*	165,363	149,167	16,196	10.9
Marketable debt securities*	52,076	70,344	(18,268)	(26.0)
Subordinated debt	1,697	2,379	(683)	(28.7)
Insurance liabilities	13,889	10,907	2,982	27.3
Due to credit institutions*	85,044	66,025	19,019	28.8
Other liabilities	155,267	130,972	24,296	18.6
Shareholders’ equity	23,653	20,273	3,380	16.7

Other customer funds under management	75,473	101,713	(26,239)	(25.8)

Mutual funds	47,725	72,944	(25,219)	(34.6)
Pension funds	11,128	11,952	(825)	(6.9)
Managed portfolios	4,479	7,865	(3,386)	(43.0)
Savings-insurance policies	12,141	8,951	3,190	35.6

Customer funds under management	294,608	323,602	(28,994)	(9.0)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	21.17	21.31	(0.14	p.)
Efficiency ratio	35.51	38.76	(3.25	p.)
NPL ratio	2.31	0.90	1.41	p.
NPL coverage	89.95	188.08	(98.13	p.)
Number of employees (direct & indirect)	48,467	47,838	629		1.3
Number of branches	5,998	5,976	22		0.4

Continental Europe
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,856	1,973	2,008	2,056	2,164	2,338	2,427	2,685

Income from companies accounted for by the equity method	2	2	2	3	1	(0)	(2)	(3)
Net fees	1,115	1,048	989	986	1,052	1,041	1,049	944
Insurance activity	39	36	39	34	39	46	41	47

Commercial revenue	3,012	3,060	3,038	3,078	3,255	3,425	3,516	3,673

Gains (losses) on financial transactions	288	129	148	89	235	77	145	314

Gross operating income	3,300	3,189	3,187	3,168	3,490	3,502	3,661	3,987

Income from non-financial services (net) and other operating income	9	11	1	9	7	4	1	0
Operating expenses	(1,212)	(1,252)	(1,279)	(1,345)	(1,309)	(1,308)	(1,338)	(1,334)
General administrative expenses	(1,076)	(1,116)	(1,130)	(1,206)	(1,166)	(1,162)	(1,192)	(1,188)
Personnel	(718)	(746)	(759)	(792)	(770)	(780)	(789)	(765)
Other administrative expenses	(358)	(370)	(371)	(414)	(396)	(382)	(402)	(423)
Depreciation and amortisation	(136)	(136)	(148)	(139)	(143)	(145)	(146)	(146)

Net operating income	2,097	1,948	1,909	1,832	2,188	2,199	2,325	2,653

Net loan loss provisions	(271)	(375)	(371)	(507)	(484)	(581)	(691)	(718)
Other income	46	32	(54)	16	2	6	(46)	(59)

Profit before taxes (w/o capital gains)	1,873	1,605	1,484	1,340	1,707	1,624	1,588	1,876

Tax on profit	(529)	(440)	(394)	(409)	(457)	(432)	(419)	(448)

Net profit from ordinary activity	1,344	1,165	1,089	931	1,250	1,192	1,169	1,428

Net profit from discontinued operations	—	—	—	—	—	—	—	(21)

Net consolidated profit (w/o capital gains)	1,344	1,165	1,089	931	1,250	1,192	1,169	1,407

Minority interests	27	31	24	25	26	28	27	29

Attributable profit to the Group (w/o capital gains)	1,317	1,135	1,065	906	1,224	1,164	1,142	1,378

Net extraordinary capital gains and allowances	—	16	—	—	—	—	—	—

Attributable profit to the Group	1,317	1,151	1,065	906	1,224	1,164	1,142	1,378

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	278,028	290,506	296,587	310,618	311,366	319,677	316,585	323,911
Trading portfolio (w/o loans)	32,487	38,590	36,759	44,846	53,698	59,972	60,247	72,303
Available-for-sale financial assets	10,449	9,536	9,930	10,149	9,224	8,463	11,034	12,806
Due from credit institutions*	73,969	55,393	71,758	53,204	53,501	63,537	53,149	56,396
Intangible assets and property and equipment	4,697	5,170	5,239	5,373	5,384	5,438	5,457	5,562
Other assets	16,801	17,670	18,307	25,876	20,798	22,751	24,088	26,012

Total assets/liabilities & shareholders’ equity	416,430	416,866	438,580	450,067	453,971	479,839	470,561	496,989

Customer deposits*	139,144	138,791	144,971	149,167	147,196	151,494	156,034	165,363
Marketable debt securities*	52,815	59,210	66,384	70,344	61,087	62,087	58,490	52,076
Subordinated debt	2,386	2,351	2,360	2,379	2,358	2,289	1,709	1,697
Insurance liabilities	9,761	10,473	10,821	10,907	11,740	12,621	13,350	13,889
Due to credit institutions*	77,852	62,181	65,563	66,025	75,529	79,405	79,378	85,044
Other liabilities	112,590	122,173	127,959	130,972	133,583	148,101	137,426	155,267
Shareholders’ equity	21,882	21,686	20,522	20,273	22,479	23,841	24,172	23,653

Other customer funds under management	112,097	113,645	109,613	101,713	92,697	86,893	84,119	75,473

Mutual funds	85,014	85,267	81,164	72,944	65,285	59,877	55,928	47,725
Pension funds	11,432	11,590	11,566	11,952	11,537	11,324	11,172	11,128
Managed portfolios	8,267	8,774	8,440	7,865	6,124	5,284	5,776	4,479
Savings-insurance policies	7,383	8,013	8,442	8,951	9,751	10,408	11,243	12,141

Customer funds under management	306,442	313,997	323,328	323,602	303,338	302,764	300,353	294,608

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.80	0.79	0.84	0.90	1.13	1.43	1.89	2.31
NPL coverage	202.49	210.80	196.09	188.08	158.54	129.23	108.62	89.95
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	258,788	273,642	281,606	289,524	290,298	258,447	268,796	261,325

Santander Branch Network
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	3,690	2,876	814	28.3

Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,595	1,654	(58)	(3.5)
Insurance activity	—	—	—	—

Commercial revenue	5,285	4,529	756	16.7

Gains (losses) on financial transactions	217	218	(1)	(0.4)

Gross operating income	5,502	4,747	755	15.9

Income from non-financial services (net) and other operating income	(10)	3	(13)	—
Operating expenses	(1,926)	(1,887)	(39)	2.1
General administrative expenses	(1,694)	(1,655)	(39)	2.4
Personnel	(1,238)	(1,232)	(6)	0.5
Other administrative expenses	(456)	(423)	(33)	7.8
Depreciation and amortisation	(232)	(232)	(0)	0.0

Net operating income	3,566	2,863	702	24.5

Net loan loss provisions	(644)	(343)	(301)	87.9
Other income	(19)	(11)	(8)	68.2

Profit before taxes (w/o capital gains)	2,903	2,509	393	15.7

Tax on profit	(786)	(703)	(83)	11.8

Net profit from ordinary activity	2,117	1,806	310	17.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	2,117	1,806	310	17.2

Minority interests	19	1	18	—

Attributable profit to the Group (w/o capital gains)	2,098	1,806	292	16.2

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,098	1,806	292	16.2

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	121,466	116,798	4,669	4.0
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	28	9	18	200.5
Due from credit institutions*	191	136	55	40.4
Intangible assets and property and equipment	2,178	2,191	(12)	(0.6)
Other assets	601	646	(46)	(7.1)

Total assets/liabilities & shareholders’ equity	124,464	119,780	4,684	3.9

Customer deposits*	58,309	50,195	8,114	16.2
Marketable debt securities*	—	—	—	—
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	265	259	6	2.3
Other liabilities	57,910	61,028	(3,119)	(5.1)
Shareholders’ equity	7,980	8,297	(317)	(3.8)

Other customer funds under management	39,049	51,288	(12,239)	(23.9)

Mutual funds	25,747	40,840	(15,093)	(37.0)
Pension funds	6,322	6,802	(480)	(7.1)
Managed portfolios	—	—	—	—
Savings-insurance policies	6,980	3,646	3,335	91.5

Customer funds under management	97,358	101,483	(4,125)	(4.1)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	25.34	22.71	2.63	p.
Efficiency ratio	34.32	38.72	(4.40	p.)
NPL ratio	2.58	0.65	1.93	p.
NPL coverage	74.88	248.11	(173.23	p.)
Number of employees (direct & indirect)	19,447	19,392	55		0.3
Number of branches	2,933	2,887	46		1.6

Santander Branch Network
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	650	705	742	779	837	874	909	1,070

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	423	443	411	376	437	407	411	340
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,073	1,148	1,153	1,155	1,274	1,280	1,321	1,410

Gains (losses) on financial transactions	74	53	39	51	50	68	43	56

Gross operating income	1,147	1,201	1,192	1,207	1,324	1,348	1,364	1,467

Income from non-financial services (net) and other operating income	5	1	3	(6)	2	2	(3)	(12)
Operating expenses	(461)	(475)	(481)	(470)	(490)	(487)	(479)	(471)
General administrative expenses	(403)	(417)	(423)	(412)	(432)	(429)	(421)	(412)
Personnel	(303)	(313)	(314)	(302)	(319)	(319)	(309)	(291)
Other administrative expenses	(100)	(104)	(109)	(110)	(113)	(110)	(112)	(122)
Depreciation and amortisation	(58)	(58)	(58)	(58)	(58)	(58)	(58)	(58)

Net operating income	691	727	714	731	837	863	882	984

Net loan loss provisions	(52)	(112)	(73)	(106)	(117)	(167)	(230)	(131)
Other income	(0)	(4)	(5)	(2)	(1)	0	(8)	(11)

Profit before taxes (w/o capital gains)	639	611	636	623	719	696	645	843

Tax on profit	(179)	(171)	(178)	(175)	(194)	(188)	(174)	(229)

Net profit from ordinary activity	460	440	458	449	525	508	471	614

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	460	440	458	449	525	508	471	614

Minority interests	0	0	0	0	0	0	0	18

Attributable profit to the Group (w/o capital gains)	460	440	458	448	525	508	470	595

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	460	440	458	448	525	508	470	595

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	108,104	112,245	113,358	116,798	117,708	119,462	116,653	121,466
Trading portfolio (w/o loans)	—	—	—	—	—	—	—	—
Available-for-sale financial assets	3	3	3	9	9	4	4	28
Due from credit institutions*	93	90	123	136	143	146	243	191
Intangible assets and property and equipment	2,189	2,191	2,194	2,191	2,179	2,179	2,179	2,178
Other assets	507	821	803	646	696	686	672	601

Total assets/liabilities & shareholders’ equity	110,896	115,351	116,480	119,780	120,734	122,477	119,750	124,464

Customer deposits*	50,410	50,644	52,530	50,195	50,263	53,665	54,640	58,309
Marketable debt securities*	—	—	—	—	—	—	—	—
Subordinated debt	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions*	26	205	239	259	234	264	237	265
Other liabilities	52,810	56,516	55,469	61,028	61,898	60,100	56,620	57,910
Shareholders’ equity	7,650	7,986	8,242	8,297	8,340	8,449	8,253	7,980

Other customer funds under management	57,134	57,234	55,122	51,288	47,812	44,659	42,269	39,049

Mutual funds	48,377	47,813	45,145	40,840	36,201	32,530	29,726	25,747
Pension funds	6,448	6,525	6,547	6,802	6,518	6,424	6,333	6,322
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	2,308	2,896	3,430	3,646	5,093	5,706	6,210	6,980

Customer funds under management	107,544	107,878	107,652	101,483	98,074	98,324	96,910	97,358

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.56	0.57	0.66	0.65	0.87	1.33	1.92	2.58
NPL coverage	298.79	291.13	254.09	248.11	193.13	129.57	101.59	74.88
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	95,478	99,718	102,922	103,609	104,095	74,794	76,310	74,700

Spread	3.47	3.69	3.94	3.98	3.82	3.87	3.95	3.86

Spread loans	1.25	1.26	1.24	1.32	1.38	1.39	1.43	1.70
Spread deposits	2.22	2.43	2.70	2.66	2.44	2.48	2.52	2.16

Banesto
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,629	1,455	174	12.0

Income from companies accounted for by the equity method	1	1	(1)	(47.0)
Net fees	619	626	(7)	(1.1)
Insurance activity	59	53	6	12.0

Commercial revenue	2,308	2,135	173	8.1

Gains (losses) on financial transactions	159	147	12	8.2

Gross operating income	2,467	2,282	185	8.1

Income from non-financial services (net) and other operating income	(5)	9	(13)	—
Operating expenses	(1,012)	(978)	(34)	3.5
General administrative expenses	(897)	(861)	(36)	4.2
Personnel	(679)	(659)	(21)	3.1
Other administrative expenses	(218)	(203)	(15)	7.4
Depreciation and amortisation	(115)	(117)	2	(1.3)

Net operating income	1,450	1,312	137	10.5

Net loan loss provisions	(300)	(233)	(66)	28.5
Other income	(18)	5	(23)	—

Profit before taxes (w/o capital gains)	1,132	1,083	48	4.5

Tax on profit	(300)	(329)	29	(8.7)

Net profit from ordinary activity	831	754	77	10.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	831	754	77	10.2

Minority interests	77	86	(9)	(9.9)

Attributable profit to the Group (w/o capital gains)	754	668	86	12.8

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	754	668	86	12.8

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	76,222	74,034	2,188	3.0
Trading portfolio (w/o loans)	5,230	4,563	668	14.6
Available-for-sale financial assets	5,689	5,024	665	13.2
Due from credit institutions*	20,434	19,668	766	3.9
Intangible assets and property and equipment	1,384	1,342	42	3.1
Other assets	8,409	5,440	2,969	54.6

Total assets/liabilities & shareholders’ equity	117,368	110,071	7,297	6.6

Customer deposits*	55,500	51,894	3,606	6.9
Marketable debt securities*	28,475	28,568	(93)	(0.3)
Subordinated debt	973	1,470	(498)	(33.9)
Insurance liabilities	—	—	—	—
Due to credit institutions*	16,634	15,483	1,151	7.4
Other liabilities	11,821	8,953	2,869	32.0
Shareholders’ equity	3,965	3,704	262	7.1

Other customer funds under management	9,806	14,103	(4,297)	(30.5)

Mutual funds	6,815	10,605	(3,791)	(35.7)
Pension funds	1,410	1,626	(216)	(13.3)
Managed portfolios	60	680	(619)	(91.1)
Savings-insurance policies	1,521	1,191	330	27.7

Customer funds under management	94,753	96,034	(1,281)	(1.3)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	18.85	18.26	0.59	p.
Efficiency ratio	39.96	41.20	(1.24	p.)
NPL ratio	1.64	0.47	1.17	p.
NPL coverage	106.50	332.92	(226.42	p.)
Number of employees (direct & indirect)	10,440	10,776	(336)		(3.1)
Number of branches	1,915	1,946	(31)		(1.6)

Banesto
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	349	355	369	382	398	404	419	408

Income from companies accounted for by the equity method	0	0	0	0	0	(0)	0	0
Net fees	154	157	155	160	159	156	151	153
Insurance activity	12	14	14	12	13	15	15	16

Commercial revenue	516	526	538	555	571	575	585	577

Gains (losses) on financial transactions	38	33	41	35	40	40	45	34

Gross operating income	554	558	579	590	611	615	630	611

Income from non-financial services (net) and other operating income	(1)	6	(6)	10	(5)	2	(6)	5
Operating expenses	(241)	(243)	(247)	(247)	(249)	(251)	(256)	(256)
General administrative expenses	(213)	(216)	(215)	(218)	(219)	(222)	(226)	(230)
Personnel	(161)	(162)	(167)	(169)	(166)	(168)	(171)	(175)
Other administrative expenses	(52)	(53)	(48)	(49)	(54)	(53)	(55)	(55)
Depreciation and amortisation	(28)	(27)	(32)	(29)	(30)	(30)	(30)	(26)

Net operating income	311	322	326	353	357	365	367	360

Net loan loss provisions	(54)	(60)	(55)	(64)	(62)	(70)	(74)	(94)
Other income	4	16	(10)	(6)	(0)	20	(12)	(25)

Profit before taxes (w/o capital gains)	262	278	261	283	294	316	281	241

Tax on profit	(77)	(79)	(74)	(99)	(81)	(83)	(74)	(62)

Net profit from ordinary activity	185	199	187	184	213	233	207	179

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	185	199	187	184	213	233	207	179

Minority interests	22	25	18	22	22	23	22	9

Attributable profit to the Group (w/o capital gains)	163	175	169	162	191	209	184	170

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	163	175	169	162	191	209	184	170

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	64,337	69,275	71,081	74,034	74,959	76,926	72,838	76,222
Trading portfolio (w/o loans)	6,445	6,484	4,871	4,563	4,031	4,296	3,605	5,230
Available-for-sale financial assets	6,221	5,346	5,040	5,024	4,543	3,824	4,431	5,689
Due from credit institutions*	21,514	16,863	19,079	19,668	21,963	24,641	25,340	20,434
Intangible assets and property and equipment	1,106	1,223	1,284	1,342	1,351	1,355	1,358	1,384
Other assets	3,034	3,877	3,452	5,440	5,134	6,672	8,089	8,409

Total assets/liabilities & shareholders’ equity	102,656	103,069	104,808	110,071	111,980	117,714	115,660	117,368

Customer deposits*	43,752	44,892	48,589	51,894	51,156	53,309	53,415	55,500
Marketable debt securities*	25,615	28,820	29,225	28,568	31,547	31,867	29,984	28,475
Subordinated debt	1,442	1,420	1,445	1,470	1,464	1,462	972	973
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions*	19,400	13,844	12,619	15,483	15,033	17,118	17,965	16,634
Other liabilities	8,735	10,353	9,206	8,953	8,768	9,954	9,323	11,821
Shareholders’ equity	3,713	3,740	3,723	3,704	4,012	4,004	4,001	3,965

Other customer funds under management	16,227	16,168	15,193	14,103	12,193	11,003	10,340	9,806

Mutual funds	12,512	12,505	11,614	10,605	9,312	8,199	7,468	6,815
Pension funds	1,614	1,622	1,608	1,626	1,543	1,496	1,458	1,410
Managed portfolios	832	786	786	680	166	94	64	60
Savings-insurance policies	1,269	1,255	1,185	1,191	1,172	1,214	1,350	1,521

Customer funds under management	87,036	91,300	94,453	96,034	96,360	97,641	94,711	94,753

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.42	0.42	0.43	0.47	0.59	0.80	1.18	1.64
NPL coverage	393.19	385.51	369.08	332.92	269.05	201.94	145.77	106.50
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	64,887	66,944	69,818	72,052	72,161	61,381	63,420	61,425

Spread (Retail Banking)	3.35	3.39	3.48	3.49	3.27	3.43	3.35	3.17

Spread loans	1.32	1.28	1.29	1.34	1.37	1.42	1.45	1.53
Spread deposits	2.03	2.11	2.19	2.15	1.90	2.01	1.90	1.64

Santander Consumer Finance
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	2,481	2,085	396	19.0

Income from companies accounted for by the equity method	(4)	8	(12)	—
Net fees	727	538	189	35.1
Insurance activity	—	—	—	—

Commercial revenue	3,204	2,631	573	21.8

Gains (losses) on financial transactions	58	7	50	685.9

Gross operating income	3,262	2,638	624	23.6

Income from non-financial services (net) and other operating income	32	31	1	3.1
Operating expenses	(905)	(803)	(102)	12.7
General administrative expenses	(825)	(736)	(89)	12.2
Personnel	(397)	(345)	(52)	15.1
Other administrative expenses	(429)	(391)	(37)	9.6
Depreciation and amortisation	(79)	(67)	(13)	18.7

Net operating income	2,390	1,867	523	28.0

Net loan loss provisions	(1,391)	(842)	(549)	65.2
Other income	(16)	26	(43)	—

Profit before taxes (w/o capital gains)	983	1,051	(69)	(6.5)

Tax on profit	(254)	(314)	60	(19.2)

Net profit from ordinary activity	729	737	(8)	(1.1)

Net profit from discontinued operations	(21)	—	(21)	—

Net consolidated profit (w/o capital gains)	708	737	(29)	(4.0)

Minority interests	11	18	(7)	(37.2)

Attributable profit to the Group (w/o capital gains)	696	719	(22)	(3.1)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	696	719	(22)	(3.1)

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	53,855	45,731	8,123	17.8
Trading portfolio (w/o loans)	565	21	544	—
Available-for-sale financial assets	124	192	(69)	(35.7)
Due from credit institutions*	7,057	2,912	4,144	142.3
Intangible assets and property and equipment	930	839	91	10.8
Other assets	2,069	1,568	501	32.0

Total assets/liabilities & shareholders’ equity	64,599	51,263	13,335	26.0

Customer deposits*	18,031	13,883	4,148	29.9
Marketable debt securities*	12,851	18,080	(5,230)	(28.9)
Subordinated debt	445	557	(112)	(20.1)
Insurance liabilities	—	—	—	—
Due to credit institutions*	25,970	14,493	11,477	79.2
Other liabilities	2,182	2,170	12	0.5
Shareholders’ equity	5,120	2,079	3,041	146.2

Other customer funds under management	344	433	(88)	(20.4)

Mutual funds	285	360	(74)	(20.6)
Pension funds	59	73	(14)	(19.2)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	31,671	32,953	(1,282)	(3.9)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	17.00	34.12	(17.12	p.)
Efficiency ratio	27.07	29.64	(2.57	p.)
NPL ratio	4.18	2.84	1.34	p.
NPL coverage	85.51	95.69	(10.18	p.)
Number of employees (direct & indirect)	8,052	7,221	831		11.5
Number of branches	290	285	5		1.8

Santander Consumer Finance
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	499	522	528	536	552	589	618	722

Income from companies accounted for by the equity method	2	2	2	2	1	(0)	(1)	(4)
Net fees	115	144	143	136	156	188	203	180
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	616	668	673	674	710	777	819	898

Gains (losses) on financial transactions	4	7	(2)	(2)	9	22	30	(3)

Gross operating income	620	675	671	672	718	798	850	896

Income from non-financial services (net) and other operating income	9	6	7	10	8	7	10	8
Operating expenses	(189)	(200)	(194)	(219)	(210)	(212)	(243)	(239)
General administrative expenses	(174)	(183)	(177)	(202)	(193)	(192)	(223)	(217)
Personnel	(82)	(81)	(87)	(95)	(91)	(93)	(111)	(102)
Other administrative expenses	(92)	(102)	(90)	(107)	(102)	(99)	(112)	(115)
Depreciation and amortisation	(16)	(16)	(18)	(18)	(17)	(20)	(20)	(22)

Net operating income	440	481	483	463	516	594	616	664

Net loan loss provisions	(200)	(209)	(217)	(216)	(268)	(287)	(364)	(472)
Other income	3	2	7	15	2	(4)	3	(16)

Profit before taxes (w/o capital gains)	242	274	273	262	249	302	255	176

Tax on profit	(71)	(82)	(68)	(92)	(71)	(91)	(75)	(17)

Net profit from ordinary activity	171	192	205	169	178	211	181	159

Net profit from discontinued operations	—	—	—	—	—	—	—	(21)

Net consolidated profit (w/o capital gains)	171	192	205	169	178	211	181	138

Minority interests	5	5	5	3	4	3	2	3

Attributable profit to the Group (w/o capital gains)	166	186	199	167	174	209	179	136

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	166	186	199	167	174	209	179	136

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	40,979	42,712	44,179	45,731	46,756	48,224	52,890	53,855
Trading portfolio (w/o loans)	13	(4)	35	21	24	6	501	565
Available-for-sale financial assets	58	97	67	192	182	112	135	124
Due from credit institutions*	6,896	3,349	2,007	2,912	3,075	4,995	4,674	7,057
Intangible assets and property and equipment	686	801	805	839	852	913	923	930
Other assets	1,406	1,239	1,476	1,568	1,614	1,446	2,078	2,069

Total assets/liabilities & shareholders’ equity	50,037	48,195	48,570	51,263	52,503	55,697	61,201	64,599

Customer deposits*	13,456	13,464	13,359	13,883	13,884	14,529	15,533	18,031
Marketable debt securities*	12,727	15,976	15,810	18,080	17,473	16,192	16,125	12,851
Subordinated debt	576	564	560	557	547	506	439	445
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions*	19,696	14,301	14,867	14,493	15,971	17,805	21,904	25,970
Other liabilities	1,087	1,916	1,972	2,170	1,639	1,981	2,217	2,182
Shareholders’ equity	2,494	1,973	2,001	2,079	2,990	4,684	4,983	5,120

Other customer funds under management	392	408	425	433	394	377	361	344

Mutual funds	333	346	353	360	327	313	299	285
Pension funds	60	62	71	73	66	64	61	59
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	27,151	30,412	30,154	32,953	32,297	31,604	32,458	31,671

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	2.66	2.78	2.81	2.84	3.15	3.49	3.87	4.18
NPL coverage	114.43	113.13	103.72	95.69	92.16	90.32	86.69	85.51
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	32,936	31,576	33,143	34,771	36,578	40,353	42,811	45,814

Spread loans	4.10	3.99	3.82	3.67	3.69	3.63	3.56	3.69

Portugal
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	778	718	60	8.3

Income from companies accounted for by the equity method	—	—	—	—
Net fees	358	364	(6)	(1.6)
Insurance activity	33	25	8	30.9

Commercial revenue	1,169	1,107	62	5.6

Gains (losses) on financial transactions	65	107	(42)	(39.5)

Gross operating income	1,234	1,214	20	1.6

Income from non-financial services (net) and other operating income	(5)	(8)	3	(39.6)
Operating expenses	(546)	(534)	(12)	2.2
General administrative expenses	(473)	(464)	(9)	1.9
Personnel	(318)	(300)	(17)	5.7
Other administrative expenses	(156)	(164)	8	(5.0)
Depreciation and amortisation	(73)	(70)	(3)	3.9

Net operating income	683	672	11	1.7

Net loan loss provisions	(14)	(21)	7	(34.6)
Other income	(25)	(21)	(5)	24.1

Profit before taxes (w/o capital gains)	644	630	14	2.1

Tax on profit	(112)	(118)	7	(5.5)

Net profit from ordinary activity	532	512	20	3.9

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	532	512	20	3.9

Minority interests	1	1	(0)	(1.7)

Attributable profit to the Group (w/o capital gains)	531	511	20	3.9

Net extraordinary capital gains and allowances	—	16	(16)	(100.0)

Attributable profit to the Group	531	527	4	0.7

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	32,534	30,119	2,414	8.0
Trading portfolio (w/o loans)	1,563	973	590	60.6
Available-for-sale financial assets	1,076	1,103	(27)	(2.4)
Due from credit institutions*	4,058	4,397	(340)	(7.7)
Intangible assets and property and equipment	490	484	5	1.1
Other assets	5,209	4,923	285	5.8

Total assets/liabilities & shareholders’ equity	44,929	42,000	2,928	7.0

Customer deposits*	15,497	12,225	3,272	26.8
Marketable debt securities*	8,691	10,242	(1,551)	(15.1)
Subordinated debt	279	352	(73)	(20.7)
Insurance liabilities	4,056	4,077	(21)	(0.5)
Due to credit institutions*	12,892	11,813	1,079	9.1
Other liabilities	1,865	1,814	51	2.8
Shareholders’ equity	1,648	1,477	171	11.6

Other customer funds under management	8,228	10,947	(2,719)	(24.8)

Mutual funds	3,031	5,698	(2,667)	(46.8)
Pension funds	1,394	1,488	(94)	(6.3)
Managed portfolios	163	288	(124)	(43.2)
Savings-insurance policies	3,639	3,473	166	4.8

Customer funds under management	32,695	33,766	(1,071)	(3.2)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	27.05	28.55	(1.50	p.)
Efficiency ratio	44.25	44.00	0.25	p.
NPL ratio	1.72	1.25	0.47	p.
NPL coverage	77.16	117.39	(40.23	p.)
Number of employees (direct & indirect)	6,584	6,405	179		2.8
Number of branches	770	763	7		0.9

Portugal
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	174	186	179	179	194	189	191	204

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	96	90	89	89	95	92	89	83
Insurance activity	7	7	6	6	8	11	8	6

Commercial revenue	277	283	274	274	297	291	288	293

Gains (losses) on financial transactions	31	28	24	24	15	20	20	9

Gross operating income	308	311	298	298	312	311	308	302

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	(2)	(1)	(1)	(1)	(1)
Operating expenses	(132)	(132)	(131)	(138)	(134)	(136)	(137)	(139)
General administrative expenses	(116)	(115)	(114)	(120)	(116)	(117)	(120)	(120)
Personnel	(74)	(74)	(75)	(77)	(76)	(80)	(80)	(81)
Other administrative expenses	(42)	(41)	(39)	(43)	(40)	(36)	(40)	(39)
Depreciation and amortisation	(17)	(17)	(18)	(19)	(18)	(20)	(17)	(18)

Net operating income	174	177	164	157	177	174	169	163

Net loan loss provisions	6	(18)	1	(11)	1	(7)	1	(8)
Other income	(11)	(9)	(6)	5	(4)	(6)	(11)	(4)

Profit before taxes (w/o capital gains)	169	150	160	152	173	160	159	151

Tax on profit	(37)	(22)	(29)	(31)	(34)	(22)	(26)	(31)

Net profit from ordinary activity	132	128	131	121	140	139	134	120

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	132	128	131	121	140	139	134	120

Minority interests	0	0	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	132	127	131	120	139	138	133	120

Net extraordinary capital gains and allowances	—	16	—	—	—	—	—	—

Attributable profit to the Group	132	144	131	120	139	138	133	120

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	27,942	28,776	29,341	30,119	30,699	31,738	32,428	32,534
Trading portfolio (w/o loans)	934	1,032	930	973	1,131	1,202	1,119	1,563
Available-for-sale financial assets	1,003	868	965	1,103	1,092	1,081	1,052	1,076
Due from credit institutions*	8,809	7,130	5,711	4,397	3,836	4,809	4,297	4,058
Intangible assets and property and equipment	431	458	457	484	483	483	489	490
Other assets	5,391	5,183	5,141	4,923	4,326	4,227	4,892	5,209

Total assets/liabilities & shareholders’ equity	44,509	43,447	42,546	42,000	41,566	43,540	44,276	44,929

Customer deposits*	11,380	11,785	12,239	12,225	12,605	13,722	14,405	15,497
Marketable debt securities*	11,371	11,209	10,576	10,242	9,833	11,850	10,256	8,691
Subordinated debt	368	367	353	352	346	316	294	279
Insurance liabilities	4,074	4,205	4,237	4,077	3,960	4,033	4,133	4,056
Due to credit institutions*	13,358	12,354	11,599	11,813	10,935	9,908	11,884	12,892
Other liabilities	1,696	1,765	1,841	1,814	1,589	1,826	1,433	1,865
Shareholders’ equity	2,261	1,763	1,701	1,477	2,298	1,884	1,871	1,648

Other customer funds under management	11,773	11,980	11,614	10,947	10,187	9,755	9,176	8,228

Mutual funds	6,160	6,333	6,039	5,698	5,175	4,623	3,943	3,031
Pension funds	1,453	1,472	1,450	1,488	1,430	1,409	1,354	1,394
Managed portfolios	355	312	297	288	261	233	196	163
Savings-insurance policies	3,806	3,862	3,827	3,473	3,321	3,489	3,682	3,639

Customer funds under management	34,892	35,340	34,782	33,766	32,970	35,643	34,131	32,695

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	1.16	1.27	1.30	1.25	1.37	1.53	1.65	1.72
NPL coverage	127.55	120.53	118.53	117.39	106.56	92.82	82.21	77.16
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	21,689	22,256	22,670	24,397	24,388	25,105	25,581	26,270

Spread (Retail Banking)	3.42	3.44	3.52	3.51	3.43	3.33	3.27	3.05

Spread loans	1.46	1.43	1.35	1.37	1.47	1.39	1.37	1.48
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94	1.90	1.57

United Kingdom
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	2,412	2,335	77	3.3

Income from companies accounted for by the equity method	0	2	(2)	(84.8)
Net fees	926	1,007	(82)	(8.1)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	3,338	3,345	(7)	(0.2)

Gains (losses) on financial transactions	500	436	65	14.8

Gross operating income	3,838	3,780	58	1.5

Income from non-financial services (net) and other operating income	39	51	(12)	(22.7)
Operating expenses	(1,751)	(1,918)	168	(8.7)
General administrative expenses	(1,594)	(1,816)	222	(12.2)
Personnel	(979)	(1,037)	58	(5.6)
Other administrative expenses	(615)	(780)	165	(21.1)
Depreciation and amortisation	(157)	(102)	(55)	53.6

Net operating income	2,127	1,913	214	11.2

Net loan loss provisions	(456)	(312)	(144)	46.0
Other income	2	22	(20)	(89.3)

Profit before taxes (w/o capital gains)	1,673	1,622	51	3.1

Tax on profit	(426)	(421)	(5)	1.3

Net profit from ordinary activity	1,247	1,201	45	3.8

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,247	1,201	45	3.8

Minority interests	—	—	—	—

Attributable profit to the Group (w/o capital gains)	1,247	1,201	45	3.8

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,247	1,201	45	3.8

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	202,244	184,086	18,159	9.9
Trading portfolio (w/o loans)	50,028	53,782	(3,754)	(7.0)
Available-for-sale financial assets	2,785	44	2,741	—
Due from credit institutions*	29,543	19,810	9,733	49.1
Intangible assets and property and equipment	1,210	4,685	(3,475)	(74.2)
Other assets	32,979	9,458	23,521	248.7

Total assets/liabilities & shareholders’ equity	318,790	271,865	46,925	17.3

Customer deposits*	143,200	122,514	20,685	16.9
Marketable debt securities*	67,996	76,056	(8,060)	(10.6)
Subordinated debt	8,894	7,876	1,018	12.9
Insurance liabilities	3	6	(3)	(55.8)
Due to credit institutions*	60,063	38,688	21,375	55.3
Other liabilities	33,302	23,549	9,753	41.4
Shareholders’ equity	5,332	3,177	2,155	67.8

Other customer funds under management	7,180	10,225	(3,045)	(29.8)

Mutual funds	7,180	10,225	(3,045)	(29.8)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	227,271	216,672	10,599	4.9

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	28.56	32.26	(3.70	p.)
Efficiency ratio	45.15	50.08	(4.93	p.)
NPL ratio	1.04	0.60	0.44	p.
NPL coverage	68.53	65.84	2.69	p.
Number of employees (direct & indirect)	24,379	16,827	7,552		44.9
Number of branches	1,303	704	599		85.1

United Kingdom
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	572	580	594	589	583	571	623	636

Income from companies accounted for by the equity method	0	0	0	2	0	0	0	0
Net fees	251	261	248	247	237	218	226	245
Insurance activity	0	(0)	(0)	(0)	—	—	—	—

Commercial revenue	823	841	843	837	820	788	849	880

Gains (losses) on financial transactions	131	100	105	99	103	121	103	174

Gross operating income	955	941	948	937	923	909	952	1,055

Income from non-financial services (net) and other operating income	14	14	14	8	12	11	12	4
Operating expenses	(492)	(477)	(477)	(472)	(440)	(425)	(432)	(454)
General administrative expenses	(467)	(452)	(452)	(445)	(415)	(378)	(383)	(419)
Personnel	(261)	(258)	(263)	(254)	(238)	(236)	(243)	(262)
Other administrative expenses	(206)	(194)	(189)	(191)	(177)	(142)	(140)	(157)
Depreciation and amortisation	(25)	(25)	(25)	(27)	(26)	(47)	(49)	(35)

Net operating income	476	478	485	473	495	495	532	605

Net loan loss provisions	(81)	(80)	(80)	(71)	(80)	(73)	(111)	(192)
Other income	5	5	5	7	2	(2)	5	(3)

Profit before taxes (w/o capital gains)	400	403	409	409	417	420	426	410

Tax on profit	(100)	(101)	(105)	(114)	(106)	(105)	(110)	(106)

Net profit from ordinary activity	300	302	305	295	311	316	317	304

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	300	302	305	295	311	316	317	304

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	300	302	305	295	311	316	317	304

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	300	302	305	295	311	316	317	304

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	192,666	197,474	188,752	184,086	164,848	170,945	173,553	202,244
Trading portfolio (w/o loans)	59,273	63,104	61,313	53,782	35,218	35,368	31,612	50,028
Available-for-sale financial assets	23	24	48	44	39	39	1,303	2,785
Due from credit institutions*	22,244	25,948	20,283	19,810	21,853	22,319	17,037	29,543
Intangible assets and property and equipment	4,945	4,974	4,893	4,685	4,291	4,274	4,325	1,210
Other assets	7,551	8,663	9,046	9,458	11,097	11,140	34,622	32,979

Total assets/liabilities & shareholders’ equity	286,702	300,187	284,335	271,865	237,346	244,086	262,452	318,790

Customer deposits*	112,292	115,803	124,028	122,514	106,295	105,551	128,477	143,200
Marketable debt securities*	82,528	85,733	78,477	76,056	68,195	63,085	61,235	67,996
Subordinated debt	9,216	8,435	7,995	7,876	7,546	7,005	7,399	8,894
Insurance liabilities	11	11	11	6	5	5	4	3
Due to credit institutions*	44,871	51,389	44,037	38,688	28,691	40,779	40,067	60,063
Other liabilities	33,839	35,179	25,994	23,549	22,215	23,479	21,081	33,302
Shareholders’ equity	3,946	3,637	3,794	3,177	4,400	4,181	4,191	5,332

Other customer funds under management	13,640	12,980	10,923	10,225	8,542	8,741	8,541	7,180

Mutual funds	13,640	12,980	10,923	10,225	8,542	8,741	8,541	7,180
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	217,675	222,951	221,423	216,672	190,577	184,382	205,651	227,271

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.55	0.55	0.58	0.60	0.66	0.70	0.76	1.04
NPL coverage	81.38	78.40	74.08	65.84	59.26	54.86	57.12	68.53
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	90,473	89,774	94,265	90,186	87,282	63,804	67,350	86,168

Spread (Retail Banking)	1.97	2.01	2.01	1.98	2.00	1.95	2.01	2.02

Spread loans	0.69	0.69	0.65	0.61	0.66	0.70	0.77	0.88
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25	1.24	1.14

United Kingdom
Million pound sterling

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,916	1,597	319	20.0

Income from companies accounted for by the equity method	0	1	(1)	(82.3)
Net fees	735	689	46	6.7
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	2,652	2,288	364	15.9

Gains (losses) on financial transactions	397	298	99	33.4

Gross operating income	3,049	2,585	464	17.9

Income from non-financial services (net) and other operating income	31	35	(4)	(10.2)
Operating expenses	(1,391)	(1,312)	(79)	6.0
General administrative expenses	(1,266)	(1,242)	(24)	1.9
Personnel	(778)	(709)	(69)	9.7
Other administrative expenses	(489)	(533)	45	(8.4)
Depreciation and amortisation	(125)	(70)	(55)	78.4

Net operating income	1,689	1,308	381	29.1

Net loan loss provisions	(362)	(214)	(149)	69.5
Other income	2	15	(13)	(87.6)

Profit before taxes (w/o capital gains)	1,329	1,110	219	19.8

Tax on profit	(339)	(288)	(51)	17.6

Net profit from ordinary activity	991	822	169	20.5

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	991	822	169	20.5

Minority interests	—	—	—	—

Attributable profit to the Group (w/o capital gains)	991	822	169	20.5

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	991	822	169	20.5

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	192,638	134,999	57,639	42.7
Trading portfolio (w/o loans)	47,652	39,441	8,211	20.8
Available-for-sale financial assets	2,653	32	2,620	—
Due from credit institutions*	28,140	14,528	13,612	93.7
Intangible assets and property and equipment	1,153	3,436	(2,283)	(66.5)
Other assets	31,413	6,936	24,477	352.9

Total assets/liabilities & shareholders’ equity	303,647	199,372	104,275	52.3

Customer deposits*	136,398	89,846	46,552	51.8
Marketable debt securities*	64,766	55,775	8,991	16.1
Subordinated debt	8,472	5,776	2,696	46.7
Insurance liabilities	3	4	(2)	(42.7)
Due to credit institutions*	57,210	28,371	28,838	101.6
Other liabilities	31,720	17,269	14,451	83.7
Shareholders’ equity	5,078	2,330	2,749	118.0

Other customer funds under management	6,839	7,499	(660)	(8.8)

Mutual funds	6,839	7,499	(660)	(8.8)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	216,475	158,896	57,579	36.2

(*).-	Includes all stock of concept classified in the balance sheet.

United Kingdom
Million pound sterling

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	383	394	404	416	441	452	495	528

Income from companies accounted for by the equity method	0	0	0	1	0	0	0	0
Net fees	169	177	169	175	180	173	180	203
Insurance activity	0	0	(0)	0	—	—	—	—

Commercial revenue	552	571	573	592	621	625	674	732

Gains (losses) on financial transactions	88	68	72	70	78	95	82	143

Gross operating income	640	639	644	662	698	720	756	874

Income from non-financial services (net) and other operating income	9	10	10	6	9	9	10	3
Operating expenses	(330)	(324)	(324)	(334)	(333)	(337)	(343)	(377)
General administrative expenses	(313)	(307)	(307)	(315)	(314)	(300)	(304)	(348)
Personnel	(175)	(175)	(179)	(180)	(180)	(187)	(193)	(218)
Other administrative expenses	(138)	(131)	(129)	(135)	(134)	(113)	(111)	(130)
Depreciation and amortisation	(17)	(17)	(17)	(19)	(19)	(37)	(39)	(29)

Net operating income	319	325	330	334	374	392	422	500

Net loan loss provisions	(55)	(54)	(54)	(50)	(61)	(58)	(88)	(156)
Other income	3	3	3	5	2	(1)	4	(3)

Profit before taxes (w/o capital gains)	268	274	278	289	316	333	339	342

Tax on profit	(67)	(69)	(71)	(80)	(80)	(83)	(87)	(88)

Net profit from ordinary activity	201	205	207	209	235	250	252	254

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	201	205	207	209	235	250	252	254

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	201	205	207	209	235	250	252	254

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	201	205	207	209	235	250	252	254

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	130,975	133,097	131,522	134,999	131,186	135,431	137,159	192,638
Trading portfolio (w/o loans)	40,294	42,532	42,723	39,441	28,027	28,020	24,983	47,652
Available-for-sale financial assets	16	16	34	32	31	31	1,030	2,653
Due from credit institutions*	15,121	17,489	14,133	14,528	17,391	17,683	13,464	28,140
Intangible assets and property and equipment	3,362	3,352	3,410	3,436	3,415	3,386	3,418	1,153
Other assets	5,133	5,839	6,303	6,936	8,831	8,826	27,362	31,413

Total assets/liabilities & shareholders’ equity	194,900	202,326	198,125	199,372	188,880	193,377	207,416	303,647

Customer deposits*	76,336	78,051	86,423	89,846	84,590	83,623	101,535	136,398
Marketable debt securities*	56,103	57,784	54,683	55,775	54,269	49,979	48,394	64,766
Subordinated debt	6,265	5,685	5,571	5,776	6,005	5,550	5,847	8,472
Insurance liabilities	7	7	8	4	4	4	3	3
Due to credit institutions*	30,503	34,637	30,685	28,371	22,832	32,307	31,665	57,210
Other liabilities	23,004	23,711	18,112	17,269	17,679	18,602	16,660	31,720
Shareholders’ equity	2,682	2,451	2,644	2,330	3,501	3,312	3,312	5,078

Other customer funds under management	9,272	8,749	7,611	7,499	6,797	6,925	6,750	6,839

Mutual funds	9,272	8,749	7,611	7,499	6,797	6,925	6,750	6,839
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	147,976	150,269	154,288	158,896	151,661	146,077	162,526	216,475

(*).-	Includes all stock of concept classified in the balance sheet.

Latin America
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	8,668	6,654	2,014	30.3

Income from companies accounted for by the equity method	21	4	17	433.7
Net fees	3,393	2,866	527	18.4
Insurance activity	193	171	22	13.0

Commercial revenue	12,275	9,694	2,580	26.6

Gains (losses) on financial transactions	926	691	235	34.0

Gross operating income	13,201	10,386	2,815	27.1

Income from non-financial services (net) and other operating income	(204)	(141)	(63)	45.0
Operating expenses	(5,390)	(4,437)	(953)	21.5
General administrative expenses	(4,954)	(4,089)	(865)	21.2
Personnel	(2,653)	(2,222)	(431)	19.4
Other administrative expenses	(2,301)	(1,867)	(434)	23.2
Depreciation and amortisation	(437)	(348)	(88)	25.4

Net operating income	7,606	5,808	1,798	31.0

Net loan loss provisions	(3,077)	(1,619)	(1,458)	90.0
Other income	(536)	(408)	(127)	31.2

Profit before taxes (w/o capital gains)	3,994	3,781	213	5.6

Tax on profit	(711)	(822)	111	(13.5)

Net profit from ordinary activity	3,283	2,958	325	11.0

Net profit from discontinued operations	7	112	(105)	(93.4)

Net consolidated profit (w/o capital gains)	3,290	3,071	220	7.2

Minority interests	346	404	(59)	(14.6)

Attributable profit to the Group (w/o capital gains)	2,945	2,666	279	10.4

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,945	2,666	279	10.4

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	92,684	68,854	23,830	34.6
Trading portfolio (w/o loans)	20,966	22,846	(1,880)	(8.2)
Available-for-sale financial assets	19,208	12,628	6,580	52.1
Due from credit institutions*	18,962	11,146	7,816	70.1
Intangible assets and property and equipment	3,272	1,805	1,467	81.2
Other assets	34,850	24,707	10,143	41.1

Total assets/liabilities & shareholders’ equity	189,941	141,985	47,956	33.8

Customer deposits*	108,257	82,054	26,203	31.9
Marketable debt securities*	8,674	5,039	3,635	72.1
Subordinated debt	3,847	2,540	1,306	51.4
Insurance liabilities	2,958	2,121	837	39.5
Due to credit institutions*	29,998	19,064	10,935	57.4
Other liabilities	23,623	22,579	1,044	4.6
Shareholders’ equity	12,583	8,588	3,995	46.5

Other customer funds under management	48,408	48,048	360	0.7

Mutual funds	35,400	36,041	(641)	(1.8)
Pension funds	—	—	—	—
Managed portfolios	12,810	11,949	861	7.2
Savings-insurance policies	198	58	140	241.2

Customer funds under management	169,186	137,682	31,505	22.9

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	26.07	29.10	(3.03	p.)
Efficiency ratio	40.27	41.83	(1.56	p.)
NPL ratio	2.95	1.87	1.08	p.
NPL coverage	108.31	134.41	(26.10	p.)
Number of employees (direct & indirect)	96,405	65,628	30,777		46.9
Number of branches	6,089	4,498	1,591		35.4

Latin America
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,470	1,598	1,773	1,813	1,795	1,843	1,958	3,072

Income from companies accounted for by the equity method	1	(0)	1	2	2	3	2	14
Net fees	656	688	744	778	790	788	812	1,003
Insurance activity	42	50	44	36	49	46	40	58

Commercial revenue	2,169	2,336	2,561	2,628	2,636	2,681	2,811	4,147

Gains (losses) on financial transactions	200	231	96	165	335	300	203	88

Gross operating income	2,369	2,566	2,657	2,793	2,971	2,981	3,014	4,235

Income from non-financial services (net) and other operating income	(36)	(37)	(48)	(19)	(44)	(46)	(48)	(66)
Operating expenses	(1,018)	(1,057)	(1,128)	(1,234)	(1,131)	(1,146)	(1,207)	(1,907)
General administrative expenses	(939)	(972)	(1,030)	(1,148)	(1,038)	(1,053)	(1,103)	(1,760)
Personnel	(502)	(529)	(560)	(630)	(574)	(591)	(598)	(890)
Other administrative expenses	(437)	(443)	(470)	(517)	(464)	(461)	(505)	(870)
Depreciation and amortisation	(79)	(85)	(98)	(86)	(93)	(93)	(104)	(147)

Net operating income	1,315	1,472	1,481	1,540	1,796	1,789	1,759	2,262

Net loan loss provisions	(327)	(377)	(447)	(469)	(569)	(619)	(712)	(1,177)
Other income	(3)	(157)	(93)	(156)	(158)	(118)	(86)	(174)

Profit before taxes (w/o capital gains)	985	939	940	916	1,069	1,052	962	911

Tax on profit	(242)	(184)	(176)	(220)	(238)	(258)	(118)	(97)

Net profit from ordinary activity	743	755	765	696	830	795	844	814

Net profit from discontinued operations	30	33	36	13	1	2	2	3

Net consolidated profit (w/o capital gains)	773	788	801	709	831	797	845	817

Minority interests	92	109	116	87	102	106	98	40

Attributable profit to the Group (w/o capital gains)	681	679	685	622	729	690	748	777

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	681	679	685	622	729	690	748	777

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	59,399	63,689	64,346	68,854	67,217	69,375	74,216	92,684
Trading portfolio (w/o loans)	24,183	26,126	26,819	22,846	23,011	24,582	20,136	20,966
Available-for-sale financial assets	13,638	14,367	11,554	12,628	12,916	13,067	13,477	19,208
Due from credit institutions*	23,420	17,541	13,715	11,146	12,315	15,530	14,558	18,962
Intangible assets and property and equipment	1,689	1,946	2,042	1,805	1,746	1,801	2,269	3,272
Other assets	20,865	24,733	23,798	24,707	22,791	25,312	26,268	34,850

Total assets/liabilities & shareholders’ equity	143,194	148,402	142,274	141,985	139,996	149,666	150,923	189,941

Customer deposits*	75,488	78,971	76,825	82,054	77,715	82,273	85,439	108,257
Marketable debt securities*	4,367	4,744	4,216	5,039	5,472	5,861	6,326	8,674
Subordinated debt	2,450	2,503	2,451	2,540	2,449	2,777	2,864	3,847
Insurance liabilities	2,259	2,418	2,423	2,121	2,109	2,333	2,240	2,958
Due to credit institutions*	31,116	28,563	23,093	19,064	18,223	22,210	23,788	29,998
Other liabilities	18,720	21,568	24,316	22,579	23,947	23,509	19,358	23,623
Shareholders’ equity	8,795	9,636	8,951	8,588	10,081	10,704	10,908	12,583

Other customer funds under management	62,230	68,106	67,760	48,048	46,380	47,446	45,288	48,408

Mutual funds	32,494	35,526	36,103	36,041	35,054	35,592	32,787	35,400
Pension funds	18,564	20,039	19,141	—	—	—	—	—
Managed portfolios	11,172	12,035	12,049	11,949	11,256	11,779	12,483	12,810
Savings-insurance policies	—	506	468	58	70	76	17	198

Customer funds under management	144,534	154,323	151,252	137,682	132,017	138,357	139,917	169,186

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	1.50	1.61	1.77	1.87	2.13	2.16	2.37	2.95
NPL coverage	160.00	150.57	139.16	134.41	123.65	121.11	115.82	108.31
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	72,831	74,882	74,795	76,960	77,612	95,246	100,389	129,629

Latin America
Million dollars

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	12,689	9,104	3,585	39.4

Income from companies accounted for by the equity method	31	5	26	471.0
Net fees	4,966	3,921	1,045	26.7
Insurance activity	283	234	49	20.9

Commercial revenue	17,969	13,265	4,705	35.5

Gains (losses) on financial transactions	1,356	946	410	43.3

Gross operating income	19,325	14,210	5,115	36.0

Income from non-financial services (net) and other operating income	(299)	(193)	(106)	55.1
Operating expenses	(7,891)	(6,071)	(1,820)	30.0
General administrative expenses	(7,252)	(5,594)	(1,658)	29.6
Personnel	(3,884)	(3,040)	(844)	27.8
Other administrative expenses	(3,368)	(2,554)	(814)	31.8
Depreciation and amortisation	(639)	(476)	(163)	34.1

Net operating income	11,135	7,947	3,188	40.1

Net loan loss provisions	(4,504)	(2,216)	(2,289)	103.3
Other income	(784)	(558)	(226)	40.4

Profit before taxes (w/o capital gains)	5,847	5,173	674	13.0

Tax on profit	(1,041)	(1,125)	84	(7.5)

Net profit from ordinary activity	4,806	4,048	758	18.7

Net profit from discontinued operations	11	154	(143)	(92.9)

Net consolidated profit (w/o capital gains)	4,817	4,201	615	14.6

Minority interests	506	553	(48)	(8.6)

Attributable profit to the Group (w/o capital gains)	4,311	3,648	663	18.2

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	4,311	3,648	663	18.2

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	128,988	101,359	27,628	27.3
Trading portfolio (w/o loans)	29,178	33,632	(4,453)	(13.2)
Available-for-sale financial assets	26,731	18,590	8,142	43.8
Due from credit institutions*	26,389	16,407	9,982	60.8
Intangible assets and property and equipment	4,553	2,657	1,896	71.3
Other assets	48,500	36,371	12,130	33.3

Total assets/liabilities & shareholders’ equity	264,341	209,016	55,324	26.5

Customer deposits*	150,662	120,792	29,870	24.7
Marketable debt securities*	12,072	7,418	4,654	62.7
Subordinated debt	5,354	3,740	1,614	43.2
Insurance liabilities	4,116	3,122	994	31.8
Due to credit institutions*	41,749	28,064	13,685	48.8
Other liabilities	32,876	33,239	(363)	(1.1)
Shareholders’ equity	17,512	12,642	4,870	38.5

Other customer funds under management	67,370	70,732	(3,363)	(4.8)

Mutual funds	49,266	53,056	(3,790)	(7.1)
Pension funds	—	—	—	—
Managed portfolios	17,828	17,591	237	1.3
Savings-insurance policies	275	85	190	222.6

Customer funds under management	235,457	202,681	32,776	16.2

(*).-	Includes all stock of concept classified in the balance sheet.

Latin America
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,926	2,151	2,428	2,599	2,687	2,877	2,943	4,183

Income from companies accounted for by the equity method	2	(0)	1	3	2	5	3	20
Net fees	860	927	1,019	1,116	1,182	1,230	1,220	1,335
Insurance activity	55	67	60	52	73	72	60	77

Commercial revenue	2,843	3,144	3,508	3,770	3,945	4,184	4,225	5,615

Gains (losses) on financial transactions	262	310	135	239	502	470	303	81

Gross operating income	3,105	3,454	3,643	4,008	4,447	4,654	4,528	5,696

Income from non-financial services (net) and other operating income	(47)	(50)	(66)	(29)	(66)	(72)	(72)	(89)
Operating expenses	(1,335)	(1,423)	(1,546)	(1,767)	(1,693)	(1,789)	(1,814)	(2,596)
General administrative expenses	(1,231)	(1,308)	(1,412)	(1,643)	(1,553)	(1,644)	(1,658)	(2,397)
Personnel	(658)	(712)	(768)	(902)	(859)	(923)	(898)	(1,204)
Other administrative expenses	(573)	(596)	(644)	(741)	(694)	(721)	(760)	(1,194)
Depreciation and amortisation	(104)	(115)	(134)	(124)	(139)	(145)	(156)	(198)

Net operating income	1,723	1,981	2,031	2,212	2,688	2,793	2,642	3,012

Net loan loss provisions	(428)	(507)	(611)	(669)	(852)	(965)	(1,071)	(1,617)
Other income	(3)	(208)	(127)	(219)	(236)	(185)	(129)	(234)

Profit before taxes (w/o capital gains)	1,292	1,265	1,292	1,324	1,600	1,644	1,442	1,161

Tax on profit	(317)	(249)	(243)	(316)	(357)	(402)	(175)	(108)

Net profit from ordinary activity	974	1,017	1,050	1,007	1,243	1,242	1,268	1,053

Net profit from discontinued operations	39	45	50	21	1	3	2	5

Net consolidated profit (w/o capital gains)	1,013	1,061	1,099	1,028	1,244	1,245	1,270	1,058

Minority interests	120	147	159	127	152	166	146	41

Attributable profit to the Group (w/o capital gains)	892	914	940	901	1,092	1,079	1,124	1,017

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	892	914	940	901	1,092	1,079	1,124	1,017

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	79,107	86,012	91,236	101,359	106,284	109,362	106,151	128,988
Trading portfolio (w/o loans)	32,207	35,283	38,027	33,632	36,384	38,751	28,800	29,178
Available-for-sale financial assets	18,163	19,402	16,383	18,590	20,422	20,599	19,276	26,731
Due from credit institutions*	31,191	23,689	19,447	16,407	19,473	24,481	20,823	26,389
Intangible assets and property and equipment	2,250	2,628	2,895	2,657	2,761	2,839	3,245	4,553
Other assets	27,788	33,402	33,743	36,371	36,038	39,901	37,571	48,500

Total assets/liabilities & shareholders’ equity	190,706	200,417	201,731	209,016	221,362	235,934	215,865	264,341

Customer deposits*	100,535	106,650	108,930	120,792	122,884	129,695	122,203	150,662
Marketable debt securities*	5,816	6,407	5,978	7,418	8,653	9,239	9,049	12,072
Subordinated debt	3,263	3,380	3,475	3,740	3,872	4,378	4,096	5,354
Insurance liabilities	3,008	3,265	3,436	3,122	3,335	3,678	3,203	4,116
Due to credit institutions*	41,440	38,574	32,743	28,064	28,813	35,012	34,024	41,749
Other liabilities	24,931	29,127	34,477	33,239	37,865	37,060	27,688	32,876
Shareholders’ equity	11,714	13,014	12,692	12,642	15,940	16,873	15,602	17,512

Other customer funds under management	82,877	91,977	96,077	70,732	73,337	74,794	64,775	67,370

Mutual funds	43,275	47,978	51,190	53,056	55,427	56,107	46,896	49,266
Pension funds	24,724	27,063	27,140	—	—	—	—	—
Managed portfolios	14,878	16,253	17,084	17,591	17,798	18,568	17,855	17,828
Savings-insurance policies	—	684	663	85	111	119	25	275

Customer funds under management	192,491	208,413	214,460	202,681	208,745	218,105	200,123	235,457

(*).-	Includes all stock of concept classified in the balance sheet.

Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable profit to the Group
	2008	Var. (%)	2008	Var. (%)	2008	Var. (%)

Brazil	6,140	40.0	3,475	37.2	1,105	22.0
Mexico	2,792	12.3	1,758	16.7	600	(8.2)
Chile	1,760	16.9	1,143	27.8	545	0.3
Puerto Rico	328	4.8	150	29.9	(19)	—
Venezuela	902	24.6	482	27.1	317	77.0
Colombia	155	44.4	58	96.8	27	72.1
Argentina	630	37.2	328	60.9	216	15.0
Rest	138	75.2	(10)	(77.0)	(26)	—

Subtotal	12,844	27.7	7,384	31.4	2,764	10.4

Santander Private Banking	356	9.3	222	17.7	181	10.6

Total	13,201	27.1	7,606	31.0	2,945	10.4

Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable profit to the Group
	2008	Var. (%)	2008	Var. (%)	2008	Var. (%)

Brazil	8,989	49.8	5,087	46.8	1,617	30.6
Mexico	4,088	20.1	2,573	24.9	878	(1.8)
Chile	2,577	25.1	1,673	36.8	797	7.3
Puerto Rico	480	12.1	219	39.0	(28)	—
Venezuela	1,320	33.3	706	36.0	464	89.3
Colombia	226	54.5	85	110.6	39	84.1
Argentina	922	46.8	480	72.2	316	23.0
Rest	202	87.4	(14)	(75.4)	(38)	—

Subtotal	18,803	36.6	10,810	40.6	4,046	18.2

Santander Private Banking	522	17.0	325	25.9	264	18.4

Total	19,325	36.0	11,135	40.1	4,311	18.2

Brazil
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	3,830	2,439	1,391	57.0

Income from companies accounted for by the equity method	13	1	12	—
Net fees	1,675	1,249	426	34.1
Insurance activity	71	72	(1)	(1.5)

Commercial revenue	5,589	3,761	1,828	48.6

Gains (losses) on financial transactions	551	624	(73)	(11.7)

Gross operating income	6,140	4,385	1,755	40.0

Income from non-financial services (net) and other operating income	(55)	(33)	(22)	64.6
Operating expenses	(2,610)	(1,819)	(791)	43.5
General administrative expenses	(2,421)	(1,680)	(741)	44.1
Personnel	(1,253)	(878)	(375)	42.7
Other administrative expenses	(1,169)	(802)	(366)	45.7
Depreciation and amortisation	(189)	(139)	(50)	36.2

Net operating income	3,475	2,533	942	37.2

Net loan loss provisions	(1,506)	(792)	(714)	90.2
Other income	(439)	(349)	(90)	25.7

Profit before taxes (w/o capital gains)	1,531	1,393	138	9.9

Tax on profit	(408)	(473)	66	(13.9)

Net profit from ordinary activity	1,123	919	204	22.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,123	919	204	22.2

Minority interests	18	14	4	30.9

Attributable profit to the Group (w/o capital gains)	1,105	905	199	22.0

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,105	905	199	22.0

			Variation
	31.12.08	31.12.07	Amount		%
Balance sheet
Customer loans*	42,905	19,998	22,908		114.6
Trading portfolio (w/o loans)	7,002	5,903	1,099		18.6
Available-for-sale financial assets	10,135	3,685	6,450		175.0
Due from credit institutions*	8,596	2,062	6,534		316.8
Intangible assets and property and equipment	2,056	628	1,427		227.1
Other assets	18,203	14,045	4,158		29.6

Total assets/liabilities & shareholders’ equity	88,897	46,321	42,576		91.9

Customer deposits*	48,189	21,484	26,706		124.3
Marketable debt securities*	3,734	1,079	2,655		245.9
Subordinated debt	2,830	1,622	1,209		74.5
Insurance liabilities	2,704	1,930	774		40.1
Due to credit institutions*	13,388	7,822	5,566		71.2
Other liabilities	12,041	9,583	2,458		25.6
Shareholders’ equity	6,010	2,801	3,209		114.6

Other customer funds under management	24,803	21,588	3,215		14.9

Mutual funds	23,860	20,618	3,242		15.7
Pension funds	—	—	—		—
Managed portfolios	796	917	(120)		(13.1)
Savings-insurance policies	147	53	94		177.2

Customer funds under management	79,556	45,772	33,784		73.8

(*).- Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	25.47	28.45	(2.98	p.)
Efficiency ratio	41.30	39.58	1.72	p.
NPL ratio	3.58	2.74	0.84	p.
NPL coverage	102.44	101.46	0.98	p.
Number of employees (direct & indirect)	53,256	21,923	31,333		142.9
Number of branches	3,603	2,104	1,499		71.2

Brazil
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	525	577	654	683	662	676	682	1,810

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	12
Net fees	281	300	323	345	369	358	381	568
Insurance activity	21	25	19	7	17	14	10	30

Commercial revenue	828	902	996	1,035	1,049	1,048	1,072	2,420

Gains (losses) on financial transactions	133	199	104	189	220	172	143	16

Gross operating income	961	1,100	1,100	1,224	1,268	1,221	1,216	2,436

Income from non-financial services (net) and other operating income	(2)	(5)	(11)	(15)	(6)	(12)	(8)	(30)
Operating expenses	(413)	(430)	(455)	(521)	(472)	(478)	(503)	(1,158)
General administrative expenses	(381)	(396)	(418)	(485)	(438)	(442)	(464)	(1,077)
Personnel	(192)	(203)	(214)	(269)	(235)	(239)	(246)	(533)
Other administrative expenses	(190)	(194)	(204)	(216)	(204)	(203)	(218)	(544)
Depreciation and amortisation	(31)	(34)	(38)	(36)	(33)	(36)	(39)	(81)

Net operating income	547	665	634	688	790	731	705	1,248

Net loan loss provisions	(174)	(177)	(211)	(229)	(280)	(244)	(299)	(683)
Other income	(20)	(134)	(69)	(126)	(107)	(116)	(55)	(162)

Profit before taxes (w/o capital gains)	352	354	353	333	404	372	351	404

Tax on profit	(124)	(120)	(105)	(124)	(138)	(128)	(100)	(42)

Net profit from ordinary activity	228	234	248	209	266	244	251	362

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	228	234	248	209	266	244	251	362

Minority interests	4	4	3	3	5	4	3	6

Attributable profit to the Group (w/o capital gains)	225	230	245	206	262	240	247	356

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	225	230	245	206	262	240	247	356

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	15,060	15,708	16,219	19,998	17,328	19,698	20,422	42,905
Trading portfolio (w/o loans)	7,055	7,171	8,281	5,903	7,275	6,323	4,375	7,002
Available-for-sale financial assets	2,708	3,427	3,005	3,685	3,407	4,171	4,296	10,135
Due from credit institutions*	9,053	3,316	2,843	2,062	3,531	5,523	4,090	8,596
Intangible assets and property and equipment	664	803	913	628	594	684	1,064	2,056
Other assets	10,567	14,970	14,029	14,045	11,511	14,311	13,679	18,203

Total assets/liabilities & shareholders’ equity	45,107	45,396	45,290	46,321	43,646	50,709	47,926	88,897

Customer deposits*	18,288	19,866	20,070	21,484	20,309	23,853	23,695	48,189
Marketable debt securities*	947	928	837	1,079	1,265	1,927	2,319	3,734
Subordinated debt	1,510	1,581	1,594	1,622	1,557	1,937	1,876	2,830
Insurance liabilities	1,550	1,667	1,739	1,930	1,906	2,118	1,953	2,704
Due to credit institutions*	12,666	8,294	6,559	7,822	4,990	7,133	7,302	13,388
Other liabilities	7,172	9,626	11,128	9,583	10,285	9,848	7,235	12,041
Shareholders’ equity	2,975	3,433	3,363	2,801	3,334	3,892	3,546	6,010

Other customer funds under management	18,326	20,136	21,673	21,588	20,471	21,138	18,290	24,803

Mutual funds	17,558	19,240	20,762	20,618	19,519	20,090	17,390	23,860
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	768	843	858	917	887	977	891	796
Savings-insurance policies	—	52	53	53	64	71	9	147

Customer funds under management	39,071	42,511	44,174	45,772	43,601	48,855	46,179	79,556

(*).- Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	2.62	2.70	2.79	2.74	3.26	3.11	3.21	3.58
NPL coverage	98.77	101.72	102.15	101.46	101.92	102.53	100.96	102.44
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	19,484	21,106	21,996	23,016	23,701	35,780	36,833	70,033

Spread (Retail Banking)	18.04	17.89	17.44	17.35	16.94	16.39	15.85	16.26

Spread loans	16.42	16.46	16.04	16.03	15.65	15.13	14.62	14.98
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26	1.23	1.28

Brazil
Million dollars

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	5,607	3,337	2,270	68.0

Income from companies accounted for by the equity method	19	2	17	—
Net fees	2,452	1,709	743	43.5
Insurance activity	104	99	5	5.4

Commercial revenue	8,182	5,146	3,035	59.0

Gains (losses) on financial transactions	807	854	(47)	(5.5)

Gross operating income	8,989	6,001	2,988	49.8

Income from non-financial services (net) and other operating income	(81)	(46)	(35)	76.1
Operating expenses	(3,821)	(2,489)	(1,332)	53.5
General administrative expenses	(3,545)	(2,299)	(1,246)	54.2
Personnel	(1,834)	(1,201)	(633)	52.7
Other administrative expenses	(1,711)	(1,098)	(613)	55.8
Depreciation and amortisation	(276)	(190)	(87)	45.7

Net operating income	5,087	3,466	1,621	46.8

Net loan loss provisions	(2,205)	(1,083)	(1,121)	103.5
Other income	(642)	(477)	(165)	34.5

Profit before taxes (w/o capital gains)	2,241	1,905	335	17.6

Tax on profit	(597)	(648)	51	(7.9)

Net profit from ordinary activity	1,644	1,258	386	30.7

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,644	1,258	386	30.7

Minority interests	27	19	8	40.1

Attributable profit to the Group (w/o capital gains)	1,617	1,239	378	30.6

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	1,617	1,239	378	30.6

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	59,712	29,438	30,273	102.8
Trading portfolio (w/o loans)	9,744	8,689	1,055	12.1
Available-for-sale financial assets	14,105	5,425	8,680	160.0
Due from credit institutions*	11,963	3,036	8,927	294.1
Intangible assets and property and equipment	2,861	925	1,936	209.2
Other assets	25,333	20,675	4,657	22.5

Total assets/liabilities & shareholders’ equity	123,718	68,189	55,528	81.4

Customer deposits*	67,065	31,626	35,439	112.1
Marketable debt securities*	5,197	1,589	3,608	227.0
Subordinated debt	3,939	2,387	1,552	65.0
Insurance liabilities	3,763	2,841	921	32.4
Due to credit institutions*	18,632	11,515	7,117	61.8
Other liabilities	16,758	14,108	2,650	18.8
Shareholders’ equity	8,364	4,123	4,241	102.8

Other customer funds under management	34,518	31,779	2,739	8.6

Mutual funds	33,205	30,352	2,854	9.4
Pension funds	—	—	—	—
Managed portfolios	1,108	1,350	(241)	(17.9)
Savings-insurance policies	204	78	126	162.1

Customer funds under management	110,718	67,381	43,337	64.3

(*).-	Includes all stock of concept classified in the balance sheet.

Brazil
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	689	776	895	978	992	1,055	1,024	2,537

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	18
Net fees	369	403	443	494	552	559	573	769
Insurance activity	28	34	26	11	26	23	14	41

Commercial revenue	1,085	1,213	1,364	1,483	1,569	1,637	1,611	3,365

Gains (losses) on financial transactions	175	266	144	269	329	271	214	(6)

Gross operating income	1,260	1,480	1,509	1,752	1,898	1,907	1,825	3,358

Income from non-financial services (net) and other operating income	(3)	(7)	(14)	(22)	(9)	(18)	(12)	(42)
Operating expenses	(541)	(579)	(624)	(744)	(706)	(746)	(756)	(1,613)
General administrative expenses	(500)	(534)	(573)	(692)	(656)	(690)	(697)	(1,501)
Personnel	(251)	(273)	(294)	(383)	(351)	(374)	(370)	(739)
Other administrative expenses	(248)	(261)	(279)	(309)	(305)	(316)	(327)	(762)
Depreciation and amortisation	(41)	(45)	(51)	(52)	(50)	(55)	(59)	(112)

Net operating income	717	893	870	987	1,183	1,144	1,058	1,702

Net loan loss provisions	(228)	(239)	(289)	(327)	(419)	(383)	(450)	(953)
Other income	(27)	(178)	(95)	(177)	(160)	(180)	(81)	(221)

Profit before taxes (w/o capital gains)	461	476	485	482	605	581	527	528

Tax on profit	(162)	(162)	(145)	(179)	(206)	(200)	(150)	(41)

Net profit from ordinary activity	299	315	340	304	399	381	377	487

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	299	315	340	304	399	381	377	487

Minority interests	5	5	5	5	7	7	5	8

Attributable profit to the Group (w/o capital gains)	294	310	336	299	392	375	372	479

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	294	310	336	299	392	375	372	479

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	20,056	21,214	22,997	29,438	27,399	31,051	29,210	59,712
Trading portfolio (w/o loans)	9,396	9,684	11,741	8,689	11,504	9,967	6,258	9,744
Available-for-sale financial assets	3,606	4,628	4,261	5,425	5,388	6,574	6,144	14,105
Due from credit institutions*	12,057	4,479	4,032	3,036	5,583	8,707	5,850	11,963
Intangible assets and property and equipment	884	1,085	1,295	925	939	1,078	1,522	2,861
Other assets	14,074	20,217	19,891	20,675	18,201	22,560	19,565	25,333

Total assets/liabilities & shareholders’ equity	60,074	61,307	64,217	68,189	69,014	79,938	68,549	123,718

Customer deposits*	24,355	26,829	28,458	31,626	32,112	37,602	33,890	67,065
Marketable debt securities*	1,262	1,253	1,186	1,589	2,000	3,038	3,317	5,197
Subordinated debt	2,010	2,136	2,260	2,387	2,462	3,054	2,684	3,939
Insurance liabilities	2,064	2,251	2,466	2,841	3,014	3,340	2,794	3,763
Due to credit institutions*	16,868	11,202	9,299	11,515	7,890	11,245	10,444	18,632
Other liabilities	9,552	13,000	15,779	14,108	16,263	15,525	10,349	16,758
Shareholders’ equity	3,962	4,636	4,769	4,123	5,271	6,135	5,072	8,364

Other customer funds under management	24,407	27,193	30,730	31,779	32,368	33,321	26,160	34,518

Mutual funds	23,384	25,984	29,439	30,352	30,864	31,670	24,872	33,205
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	1,023	1,138	1,216	1,350	1,403	1,540	1,274	1,108
Savings-insurance policies	—	71	75	78	101	111	13	204

Customer funds under management	52,034	57,411	62,634	67,381	68,942	77,015	66,050	110,718

(*).-	Includes all stock of concept classified in the balance sheet.

Brazil
Million brazilian real

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	10,177	6,490	3,687	56.8

Income from companies accounted for by the equity method	34	3	31	—
Net fees	4,451	3,322	1,128	34.0
Insurance activity	189	192	(3)	(1.7)

Commercial revenue	14,850	10,007	4,843	48.4

Gains (losses) on financial transactions	1,465	1,661	(196)	(11.8)

Gross operating income	16,316	11,668	4,647	39.8

Income from non-financial services (net) and other operating income	(146)	(89)	(57)	64.4
Operating expenses	(6,935)	(4,839)	(2,096)	43.3
General administrative expenses	(6,434)	(4,470)	(1,963)	43.9
Personnel	(3,329)	(2,336)	(993)	42.5
Other administrative expenses	(3,105)	(2,134)	(971)	45.5
Depreciation and amortisation	(502)	(369)	(133)	36.0

Net operating income	9,234	6,740	2,494	37.0

Net loan loss provisions	(4,002)	(2,107)	(1,895)	89.9
Other income	(1,165)	(928)	(237)	25.5

Profit before taxes (w/o capital gains)	4,067	3,705	362	9.8

Tax on profit	(1,083)	(1,259)	176	(14.0)

Net profit from ordinary activity	2,984	2,446	538	22.0

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	2,984	2,446	538	22.0

Minority interests	48	37	11	30.7

Attributable profit to the Group (w/o capital gains)	2,935	2,409	527	21.9

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	2,935	2,409	527	21.9

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	139,168	51,921	87,248	168.0
Trading portfolio (w/o loans)	22,711	15,326	7,385	48.2
Available-for-sale financial assets	32,874	9,569	23,305	243.6
Due from credit institutions*	27,883	5,354	22,528	420.7
Intangible assets and property and equipment	6,668	1,632	5,036	308.6
Other assets	59,042	36,465	22,577	61.9

Total assets/liabilities & shareholders’ equity	288,345	120,266	168,080	139.8

Customer deposits*	156,307	55,779	100,528	180.2
Marketable debt securities*	12,112	2,803	9,309	332.2
Subordinated debt	9,181	4,210	4,970	118.1
Insurance liabilities	8,770	5,012	3,759	75.0
Due to credit institutions*	43,425	20,308	23,116	113.8
Other liabilities	39,057	24,882	14,175	57.0
Shareholders’ equity	19,494	7,273	12,222	168.1

Other customer funds under management	80,450	56,049	24,401	43.5

Mutual funds	77,391	53,531	23,860	44.6
Pension funds	—	—	—	—
Managed portfolios	2,584	2,380	203	8.5
Savings-insurance policies	475	137	338	246.3

Customer funds under management	258,049	118,840	139,209	117.1

(*).-	Includes all stock of concept classified in the balance sheet.

Brazil
Million brazilian real

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,451	1,543	1,724	1,772	1,723	1,749	1,699	5,006

Income from companies accounted for by the equity method	1	1	1	0	0	1	1	33
Net fees	777	801	850	894	959	925	951	1,616
Insurance activity	58	67	50	17	45	37	23	83

Commercial revenue	2,287	2,412	2,625	2,683	2,728	2,711	2,673	6,738

Gains (losses) on financial transactions	368	534	269	491	572	445	353	95

Gross operating income	2,654	2,946	2,894	3,174	3,299	3,157	3,027	6,833

Income from non-financial services (net) and other operating income	(6)	(15)	(28)	(40)	(16)	(30)	(19)	(82)
Operating expenses	(1,139)	(1,150)	(1,198)	(1,351)	(1,227)	(1,235)	(1,255)	(3,218)
General administrative expenses	(1,053)	(1,060)	(1,099)	(1,258)	(1,140)	(1,144)	(1,158)	(2,992)
Personnel	(530)	(542)	(564)	(700)	(610)	(619)	(614)	(1,486)
Other administrative expenses	(523)	(517)	(535)	(558)	(530)	(524)	(544)	(1,507)
Depreciation and amortisation	(86)	(90)	(99)	(93)	(87)	(92)	(97)	(225)

Net operating income	1,510	1,781	1,667	1,782	2,056	1,891	1,753	3,533

Net loan loss provisions	(481)	(474)	(558)	(594)	(728)	(632)	(748)	(1,894)
Other income	(56)	(362)	(181)	(328)	(278)	(299)	(132)	(456)

Profit before taxes (w/o capital gains)	972	945	929	859	1,051	961	873	1,183

Tax on profit	(342)	(321)	(276)	(322)	(358)	(330)	(248)	(147)

Net profit from ordinary activity	630	624	653	538	693	631	625	1,035

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	630	624	653	538	693	631	625	1,035

Minority interests	10	10	9	8	12	11	8	17

Attributable profit to the Group (w/o capital gains)	620	614	645	530	681	620	616	1,018

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	620	614	645	530	681	620	616	1,018

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	40,624	40,765	42,280	51,921	47,745	49,464	56,212	139,168
Trading portfolio (w/o loans)	19,032	18,609	21,587	15,326	20,047	15,878	12,043	22,711
Available-for-sale financial assets	7,304	8,892	7,833	9,569	9,388	10,473	11,824	32,874
Due from credit institutions*	24,421	8,607	7,412	5,354	9,730	13,870	11,258	27,883
Intangible assets and property and equipment	1,792	2,085	2,381	1,632	1,635	1,718	2,929	6,668
Other assets	28,506	38,850	36,570	36,465	31,718	35,938	37,651	59,042

Total assets/liabilities & shareholders’ equity	121,679	117,808	118,062	120,266	120,263	127,341	131,917	288,345

Customer deposits*	49,332	51,555	52,320	55,779	55,959	59,900	65,219	156,307
Marketable debt securities*	2,556	2,407	2,181	2,803	3,486	4,839	6,383	12,112
Subordinated debt	4,072	4,104	4,155	4,210	4,290	4,865	5,164	9,181
Insurance liabilities	4,181	4,326	4,534	5,012	5,253	5,320	5,376	8,770
Due to credit institutions*	34,167	21,525	17,097	20,308	13,750	17,913	20,099	43,425
Other liabilities	19,347	24,981	29,009	24,882	28,340	24,731	19,916	39,057
Shareholders’ equity	8,025	8,909	8,768	7,273	9,186	9,773	9,760	19,494

Other customer funds under management	49,436	52,254	56,498	56,049	56,404	53,081	50,342	80,450

Mutual funds	47,365	49,931	54,123	53,531	53,783	50,450	47,865	77,391
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	2,071	2,187	2,237	2,380	2,445	2,453	2,452	2,584
Savings-insurance policies	—	136	138	137	177	177	25	475

Customer funds under management	105,396	110,320	115,153	118,840	120,139	122,684	127,108	258,049

(*).-	Includes all stock of concept classified in the balance sheet.

Mexico
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,962	1,893	69	3.6

Income from companies accounted for by the equity method	—	—	—	—
Net fees	599	588	12	2.0
Insurance activity	48	38	9	23.9

Commercial revenue	2,609	2,519	90	3.6

Gains (losses) on financial transactions	183	(32)	215	—

Gross operating income	2,792	2,488	305	12.3

Income from non-financial services (net) and other operating income	(78)	(37)	(42)	113.9
Operating expenses	(957)	(945)	(11)	1.2
General administrative expenses	(861)	(865)	4	(0.4)
Personnel	(450)	(440)	(10)	2.2
Other administrative expenses	(412)	(425)	13	(3.1)
Depreciation and amortisation	(95)	(80)	(15)	18.7

Net operating income	1,758	1,506	252	16.7

Net loan loss provisions	(878)	(459)	(418)	91.0
Other income	(8)	(16)	9	(52.8)

Profit before taxes (w/o capital gains)	872	1,030	(158)	(15.3)

Tax on profit	(88)	(163)	74	(45.8)

Net profit from ordinary activity	784	868	(84)	(9.6)

Net profit from discontinued operations	—	7	(7)	(100.0)

Net consolidated profit (w/o capital gains)	784	875	(91)	(10.4)

Minority interests	184	221	(37)	(16.8)

Attributable profit to the Group (w/o capital gains)	600	654	(54)	(8.2)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	600	654	(54)	(8.2)

			Variation
	31.12.08	31.12.07	Amount		%
Balance sheet
Customer loans*	12,481	14,124	(1,644)		(11.6)
Trading portfolio (w/o loans)	8,480	10,779	(2,299)		(21.3)
Available-for-sale financial assets	3,951	3,929	22		0.6
Due from credit institutions*	10,588	5,684	4,904		86.3
Intangible assets and property and equipment	487	455	32		7.0
Other assets	4,146	4,525	(378)		(8.4)

Total assets/liabilities & shareholders’ equity	40,132	39,495	637		1.6

Customer deposits*	19,747	21,830	(2,084)		(9.5)
Marketable debt securities*	2,539	1,301	1,239		95.2
Subordinated debt	54	51	3		5.6
Insurance liabilities	142	98	44		44.9
Due to credit institutions*	10,624	8,292	2,332		28.1
Other liabilities	4,445	5,354	(909)		(17.0)
Shareholders’ equity	2,581	2,569	12		0.5

Other customer funds under management	6,810	9,259	(2,449)		(26.5)

Mutual funds	6,766	9,259	(2,493)		(26.9)
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	44	—	44		—

Customer funds under management	29,150	32,441	(3,291)		(10.1)

(*).- Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	20.75	26.48	(5.73	p.)
Efficiency ratio	34.26	37.71	(3.45	p.)
NPL ratio	2.41	1.20	1.21	p.
NPL coverage	132.10	192.25	(60.15	p.)
Number of employees (direct & indirect)	13,932	13,743	189		1.4
Number of branches	1,129	1,088	41		3.8

Mexico
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	456	463	497	476	469	477	518	497

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—	—
Net fees	127	139	156	166	151	159	155	134
Insurance activity	10	9	9	11	14	15	11	7

Commercial revenue	593	611	662	653	634	651	685	639

Gains (losses) on financial transactions	7	(8)	(1)	(29)	61	111	13	(1)

Gross operating income	600	603	661	624	695	763	697	637

Income from non-financial services (net) and other operating income	(20)	(15)	(16)	14	(18)	(17)	(22)	(22)
Operating expenses	(218)	(215)	(243)	(268)	(227)	(220)	(252)	(258)
General administrative expenses	(200)	(196)	(223)	(246)	(205)	(197)	(226)	(233)
Personnel	(102)	(106)	(116)	(116)	(112)	(111)	(116)	(110)
Other administrative expenses	(97)	(90)	(107)	(130)	(93)	(86)	(110)	(123)
Depreciation and amortisation	(18)	(19)	(20)	(22)	(23)	(23)	(25)	(25)

Net operating income	361	373	402	369	450	527	424	357

Net loan loss provisions	(90)	(113)	(106)	(150)	(140)	(208)	(255)	(274)
Other income	(2)	(3)	(15)	4	(8)	(7)	24	(17)

Profit before taxes (w/o capital gains)	269	257	281	223	302	312	193	66

Tax on profit	(65)	(35)	(35)	(28)	(49)	(68)	34	(4)

Net profit from ordinary activity	204	222	246	196	252	244	227	62

Net profit from discontinued operations	2	2	3	(0)	—	—	—	—

Net consolidated profit (w/o capital gains)	206	225	249	196	252	244	227	62

Minority interests	50	58	63	50	64	64	50	6

Attributable profit to the Group (w/o capital gains)	156	167	186	146	188	179	177	56

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	156	167	186	146	188	179	177	56

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	13,750	14,888	14,500	14,124	14,205	15,344	16,284	12,481
Trading portfolio (w/o loans)	13,249	13,650	12,630	10,779	9,493	11,523	11,305	8,480
Available-for-sale financial assets	6,406	6,272	4,477	3,929	3,722	4,230	4,403	3,951
Due from credit institutions*	5,524	6,821	6,720	5,684	5,364	8,287	7,625	10,588
Intangible assets and property and equipment	365	418	416	455	435	457	485	487
Other assets	5,610	4,193	4,290	4,525	4,516	3,951	4,573	4,146

Total assets/liabilities & shareholders’ equity	44,904	46,242	43,034	39,495	37,736	43,792	44,675	40,132

Customer deposits*	22,631	22,307	20,807	21,830	19,786	22,123	21,914	19,747
Marketable debt securities*	996	1,129	838	1,301	1,200	1,443	1,365	2,539
Subordinated debt	58	56	54	51	48	48	53	54
Insurance liabilities	92	101	89	98	98	113	165	142
Due to credit institutions*	12,273	14,235	12,676	8,292	8,636	11,736	12,738	10,624
Other liabilities	6,800	5,774	5,977	5,354	5,362	5,333	5,324	4,445
Shareholders’ equity	2,054	2,640	2,592	2,569	2,606	2,997	3,116	2,581

Other customer funds under management	12,403	13,490	13,051	9,259	9,379	10,087	10,235	6,810

Mutual funds	9,017	9,767	9,440	9,259	9,379	10,087	10,235	6,766
Pension funds	3,386	3,722	3,611	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	44

Customer funds under management	36,088	36,982	34,751	32,441	30,412	33,700	33,566	29,150

(*).- Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.83	1.05	1.09	1.20	1.31	1.45	2.06	2.41
NPL coverage	241.35	216.93	210.43	192.25	174.92	157.91	134.45	132.10
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	15,965	15,123	15,050	15,337	16,088	21,608	21,880	18,242

Spread (Retail Banking)	14.39	14.25	14.41	14.02	14.71	14.90	14.70	14.27

Spread loans	10.84	10.79	10.99	10.64	11.19	11.44	10.99	10.69
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46	3.71	3.58

Mexico
Million dollars

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	2,872	2,591	282	10.9

Income from companies accounted for by the equity method	—	—	—	—
Net fees	877	804	73	9.1
Insurance activity	70	53	17	32.5

Commercial revenue	3,819	3,447	372	10.8

Gains (losses) on financial transactions	269	(43)	312	—

Gross operating income	4,088	3,404	684	20.1

Income from non-financial services (net) and other operating income	(115)	(50)	(65)	128.8
Operating expenses	(1,400)	(1,293)	(107)	8.3
General administrative expenses	(1,261)	(1,183)	(78)	6.6
Personnel	(658)	(602)	(56)	9.3
Other administrative expenses	(603)	(581)	(21)	3.7
Depreciation and amortisation	(139)	(110)	(30)	27.0

Net operating income	2,573	2,060	513	24.9

Net loan loss provisions	(1,285)	(629)	(656)	104.4
Other income	(11)	(22)	11	(49.5)

Profit before taxes (w/o capital gains)	1,277	1,410	(133)	(9.4)

Tax on profit	(129)	(222)	93	(42.0)

Net profit from ordinary activity	1,148	1,187	(39)	(3.3)

Net profit from discontinued operations	—	10	(10)	(100.0)

Net consolidated profit (w/o capital gains)	1,148	1,197	(49)	(4.1)

Minority interests	270	303	(33)	(11.0)

Attributable profit to the Group (w/o capital gains)	878	894	(16)	(1.8)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	878	894	(16)	(1.8)

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	17,369	20,793	(3,423)	(16.5)
Trading portfolio (w/o loans)	11,801	15,868	(4,066)	(25.6)
Available-for-sale financial assets	5,498	5,783	(285)	(4.9)
Due from credit institutions*	14,735	8,368	6,368	76.1
Intangible assets and property and equipment	677	669	8	1.2
Other assets	5,771	6,661	(890)	(13.4)

Total assets/liabilities & shareholders’ equity	55,852	58,141	(2,289)	(3.9)

Customer deposits*	27,481	32,136	(4,655)	(14.5)
Marketable debt securities*	3,534	1,915	1,619	84.6
Subordinated debt	76	76	(0)	(0.1)
Insurance liabilities	198	144	53	37.0
Due to credit institutions*	14,785	12,206	2,579	21.1
Other liabilities	6,186	7,881	(1,696)	(21.5)
Shareholders’ equity	3,592	3,782	(190)	(5.0)

Other customer funds under management	9,477	13,630	(4,153)	(30.5)

Mutual funds	9,416	13,630	(4,213)	(30.9)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	61	—	61	—

Customer funds under management	40,568	47,756	(7,188)	(15.1)

(*).-	Includes all stock of concept classified in the balance sheet.

Mexico
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	598	624	682	687	703	745	779	646

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—	—
Net fees	166	188	213	237	225	248	233	171
Insurance activity	13	12	12	16	22	24	17	8

Commercial revenue	777	823	908	939	949	1,017	1,029	824

Gains (losses) on financial transactions	9	(11)	(2)	(40)	91	172	18	(12)

Gross operating income	786	813	906	899	1,040	1,189	1,047	812

Income from non-financial services (net) and other operating income	(26)	(20)	(22)	17	(26)	(26)	(33)	(30)
Operating expenses	(286)	(290)	(334)	(383)	(340)	(343)	(378)	(339)
General administrative expenses	(262)	(265)	(306)	(351)	(307)	(308)	(340)	(307)
Personnel	(134)	(143)	(159)	(166)	(168)	(173)	(175)	(142)
Other administrative expenses	(128)	(122)	(147)	(185)	(139)	(134)	(165)	(164)
Depreciation and amortisation	(24)	(26)	(28)	(32)	(34)	(36)	(38)	(32)

Net operating income	474	503	551	533	673	820	636	444

Net loan loss provisions	(118)	(152)	(145)	(213)	(210)	(323)	(384)	(368)
Other income	(3)	(4)	(20)	5	(12)	(10)	36	(25)

Profit before taxes (w/o capital gains)	352	347	385	325	451	486	288	51

Tax on profit	(85)	(47)	(48)	(41)	(74)	(106)	53	(2)

Net profit from ordinary activity	267	299	337	284	377	381	340	50

Net profit from discontinued operations	3	3	4	0	—	—	—	—

Net consolidated profit (w/o capital gains)	270	302	341	284	377	381	340	50

Minority interests	66	78	87	72	96	100	75	(1)

Attributable profit to the Group (w/o capital gains)	204	224	254	212	282	280	266	51

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	204	224	254	212	282	280	266	51

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	18,312	20,106	20,560	20,793	22,462	24,188	23,292	17,369
Trading portfolio (w/o loans)	17,644	18,434	17,908	15,868	15,010	18,165	16,169	11,801
Available-for-sale financial assets	8,532	8,471	6,348	5,783	5,886	6,667	6,297	5,498
Due from credit institutions*	7,357	9,212	9,529	8,368	8,482	13,064	10,906	14,735
Intangible assets and property and equipment	487	564	589	669	688	720	694	677
Other assets	7,471	5,663	6,083	6,661	7,141	6,228	6,541	5,771

Total assets/liabilities & shareholders’ equity	59,803	62,449	61,017	58,141	59,669	69,034	63,899	55,852

Customer deposits*	30,140	30,126	29,502	32,136	31,286	34,875	31,343	27,481
Marketable debt securities*	1,327	1,524	1,189	1,915	1,897	2,274	1,952	3,534
Subordinated debt	77	76	77	76	75	75	75	76
Insurance liabilities	122	136	126	144	156	177	237	198
Due to credit institutions*	16,345	19,224	17,974	12,206	13,656	18,501	18,220	14,785
Other liabilities	9,056	7,798	8,475	7,881	8,478	8,406	7,615	6,186
Shareholders’ equity	2,736	3,565	3,676	3,782	4,121	4,725	4,457	3,592

Other customer funds under management	16,518	18,218	18,506	13,630	14,829	15,901	14,639	9,477

Mutual funds	12,009	13,191	13,386	13,630	14,829	15,901	14,639	9,416
Pension funds	4,509	5,027	5,120	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	61

Customer funds under management	48,062	49,944	49,273	47,756	48,087	53,125	48,010	40,568

(*).-	Includes all stock of concept classified in the balance sheet.

Mexico
Million new mexican peso

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	31,902	28,305	3,597	12.7

Income from companies accounted for by the equity method	—	—	—	—
Net fees	9,745	8,786	960	10.9
Insurance activity	773	574	199	34.7

Commercial revenue	42,420	37,665	4,756	12.6

Gains (losses) on financial transactions	2,983	(475)	3,458	—

Gross operating income	45,404	37,190	8,214	22.1

Income from non-financial services (net) and other operating income	(1,273)	(547)	(726)	132.6
Operating expenses	(15,554)	(14,130)	(1,424)	10.1
General administrative expenses	(14,007)	(12,931)	(1,075)	8.3
Personnel	(7,312)	(6,580)	(733)	11.1
Other administrative expenses	(6,694)	(6,352)	(343)	5.4
Depreciation and amortisation	(1,547)	(1,198)	(348)	29.1

Net operating income	28,577	22,513	6,064	26.9

Net loan loss provisions	(14,271)	(6,868)	(7,402)	107.8
Other income	(124)	(241)	117	(48.7)

Profit before taxes (w/o capital gains)	14,183	15,403	(1,220)	(7.9)

Tax on profit	(1,432)	(2,430)	998	(41.1)

Net profit from ordinary activity	12,751	12,973	(223)	(1.7)

Net profit from discontinued operations	—	107	(107)	(100.0)

Net consolidated profit (w/o capital gains)	12,751	13,081	(330)	(2.5)

Minority interests	2,994	3,309	(315)	(9.5)

Attributable profit to the Group (w/o capital gains)	9,757	9,772	(15)	(0.2)

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	9,757	9,772	(15)	(0.2)

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	240,043	227,036	13,008	5.7
Trading portfolio (w/o loans)	163,095	173,260	(10,165)	(5.9)
Available-for-sale financial assets	75,984	63,149	12,835	20.3
Due from credit institutions*	203,644	91,367	112,277	122.9
Intangible assets and property and equipment	9,358	7,306	2,052	28.1
Other assets	79,749	72,729	7,020	9.7

Total assets/liabilities & shareholders’ equity	771,873	634,846	137,027	21.6

Customer deposits*	379,793	350,899	28,894	8.2
Marketable debt securities*	48,841	20,908	27,933	133.6
Subordinated debt	1,044	826	218	26.4
Insurance liabilities	2,735	1,577	1,157	73.4
Due to credit institutions*	204,327	133,279	71,048	53.3
Other liabilities	85,487	86,058	(570)	(0.7)
Shareholders’ equity	49,646	41,299	8,347	20.2

Other customer funds under management	130,971	148,822	(17,852)	(12.0)

Mutual funds	130,134	148,822	(18,689)	(12.6)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	837	—	837	—

Customer funds under management	560,648	521,455	39,193	7.5

(*).-	Includes all stock of concept classified in the balance sheet.

Mexico
Million new mexican peso

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	6,590	6,790	7,467	7,459	7,594	7,774	8,043	8,491

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—	—
Net fees	1,829	2,043	2,339	2,575	2,436	2,592	2,405	2,313
Insurance activity	139	126	137	172	233	246	170	124

Commercial revenue	8,558	8,959	9,943	10,206	10,263	10,611	10,618	10,929

Gains (losses) on financial transactions	99	(117)	(19)	(439)	979	1,813	161	30

Gross operating income	8,657	8,842	9,924	9,767	11,242	12,424	10,779	10,959

Income from non-financial services (net) and other operating income	(286)	(214)	(237)	191	(285)	(272)	(338)	(378)
Operating expenses	(3,153)	(3,157)	(3,654)	(4,165)	(3,680)	(3,577)	(3,907)	(4,389)
General administrative expenses	(2,886)	(2,879)	(3,348)	(3,818)	(3,314)	(3,206)	(3,516)	(3,971)
Personnel	(1,480)	(1,554)	(1,741)	(1,805)	(1,813)	(1,809)	(1,805)	(1,885)
Other administrative expenses	(1,407)	(1,325)	(1,607)	(2,013)	(1,501)	(1,397)	(1,711)	(2,085)
Depreciation and amortisation	(267)	(278)	(306)	(348)	(366)	(371)	(391)	(418)

Net operating income	5,218	5,471	6,032	5,793	7,277	8,575	6,533	6,192

Net loan loss provisions	(1,302)	(1,654)	(1,590)	(2,322)	(2,267)	(3,391)	(3,985)	(4,628)
Other income	(35)	(45)	(221)	59	(131)	(108)	381	(266)

Profit before taxes (w/o capital gains)	3,881	3,772	4,221	3,530	4,879	5,077	2,929	1,298

Tax on profit	(939)	(513)	(531)	(447)	(800)	(1,109)	572	(95)

Net profit from ordinary activity	2,942	3,259	3,690	3,083	4,078	3,968	3,502	1,203

Net profit from discontinued operations	30	31	45	2	—	—	—	—

Net consolidated profit (w/o capital gains)	2,971	3,291	3,735	3,084	4,078	3,968	3,502	1,203

Minority interests	725	850	952	782	1,034	1,047	768	145

Attributable profit to the Group (w/o capital gains)	2,246	2,440	2,783	2,303	3,044	2,921	2,734	1,058

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	2,246	2,440	2,783	2,303	3,044	2,921	2,734	1,058

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	201,272	216,831	224,506	227,036	240,024	249,031	255,871	240,043
Trading portfolio (w/o loans)	193,929	198,800	195,552	173,260	160,394	187,020	177,626	163,095
Available-for-sale financial assets	93,771	91,354	69,313	63,149	62,896	68,644	69,179	75,984
Due from credit institutions*	80,860	99,347	104,047	91,367	90,637	134,500	119,808	203,644
Intangible assets and property and equipment	5,347	6,081	6,437	7,306	7,355	7,418	7,619	9,358
Other assets	82,116	61,071	66,427	72,729	76,312	64,123	71,859	79,749

Total assets/liabilities & shareholders’ equity	657,295	673,484	666,280	634,846	637,618	710,736	701,961	771,873

Customer deposits*	331,266	324,892	322,142	350,899	334,317	359,054	344,324	379,793
Marketable debt securities*	14,584	16,441	12,978	20,908	20,271	23,413	21,447	48,841
Subordinated debt	849	817	841	826	805	777	828	1,044
Insurance liabilities	1,344	1,467	1,379	1,577	1,662	1,826	2,599	2,735
Due to credit institutions*	179,648	207,319	196,263	133,279	145,927	190,477	200,152	204,327
Other liabilities	99,535	84,098	92,538	86,058	90,598	86,548	83,649	85,487
Shareholders’ equity	30,070	38,449	40,139	41,299	44,038	48,641	48,963	49,646

Other customer funds under management	181,552	196,470	202,073	148,822	158,468	163,708	160,818	130,971

Mutual funds	131,990	142,257	146,163	148,822	158,468	163,708	160,818	130,134
Pension funds	49,562	54,213	55,909	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	837

Customer funds under management	528,251	538,620	538,034	521,455	513,861	546,952	527,417	560,648

(*).-	Includes all stock of concept classified in the balance sheet.

Chile
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,321	1,112	210	18.9

Income from companies accounted for by the equity method	1	(3)	4	—
Net fees	350	317	33	10.4
Insurance activity	58	49	9	19.2

Commercial revenue	1,730	1,475	256	17.3

Gains (losses) on financial transactions	30	31	(1)	(3.1)

Gross operating income	1,760	1,506	255	16.9

Income from non-financial services (net) and other operating income	(13)	(21)	8	(38.4)
Operating expenses	(604)	(590)	(14)	2.4
General administrative expenses	(545)	(536)	(8)	1.6
Personnel	(335)	(327)	(7)	2.2
Other administrative expenses	(210)	(209)	(1)	0.6
Depreciation and amortisation	(60)	(54)	(6)	10.3

Net operating income	1,143	894	249	27.8

Net loan loss provisions	(354)	(203)	(151)	74.0
Other income	(19)	55	(74)	—

Profit before taxes (w/o capital gains)	770	746	24	3.3

Tax on profit	(96)	(100)	5	(4.6)

Net profit from ordinary activity	674	645	29	4.5

Net profit from discontinued operations	—	36	(36)	(100.0)

Net consolidated profit (w/o capital gains)	674	682	(7)	(1.1)

Minority interests	130	139	(9)	(6.6)

Attributable profit to the Group (w/o capital gains)	545	543	2	0.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	545	543	2	0.3

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	16,979	17,103	(124)	(0.7)
Trading portfolio (w/o loans)	2,903	2,189	714	32.6
Available-for-sale financial assets	1,496	1,353	142	10.5
Due from credit institutions*	1,483	1,727	(244)	(14.1)
Intangible assets and property and equipment	301	338	(37)	(10.9)
Other assets	2,018	2,222	(203)	(9.1)

Total assets/liabilities & shareholders’ equity	25,180	24,931	249	1.0

Customer deposits*	13,980	14,566	(585)	(4.0)
Marketable debt securities*	2,184	2,242	(57)	(2.6)
Subordinated debt	779	680	98	14.4
Insurance liabilities	94	77	17	22.6
Due to credit institutions*	4,182	4,365	(183)	(4.2)
Other liabilities	2,739	1,926	813	42.2
Shareholders’ equity	1,222	1,075	147	13.6

Other customer funds under management	3,062	4,257	(1,194)	(28.1)

Mutual funds	3,055	4,252	(1,197)	(28.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	8	5	3	50.8

Customer funds under management	20,006	21,744	(1,739)	(8.0)

(*).-	Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	37.26	43.81	(6.55	p.)
Efficiency ratio	34.34	39.22	(4.88	p.)
NPL ratio	2.64	2.11	0.53	p.
NPL coverage	102.42	118.45	(16.03	p.)
Number of employees (direct & indirect)	12,079	13,025	(946)		(7.3)
Number of branches	507	494	13		2.6

Chile
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	215	269	316	312	298	332	366	326

Income from companies accounted for by the equity method	(0)	(1)	(1)	(0)	(0)	2	(0)	(0)
Net fees	76	77	81	83	89	91	89	82
Insurance activity	10	11	13	14	15	13	14	17

Commercial revenue	301	355	409	409	401	437	469	424

Gains (losses) on financial transactions	34	7	5	(16)	3	(0)	17	9

Gross operating income	335	362	415	393	404	437	486	434

Income from non-financial services (net) and other operating income	(5)	(5)	(5)	(6)	(4)	(4)	(4)	(0)
Operating expenses	(132)	(146)	(157)	(156)	(155)	(161)	(151)	(137)
General administrative expenses	(120)	(132)	(139)	(146)	(139)	(146)	(137)	(122)
Personnel	(72)	(81)	(85)	(89)	(85)	(92)	(83)	(74)
Other administrative expenses	(48)	(51)	(53)	(57)	(54)	(55)	(54)	(48)
Depreciation and amortisation	(12)	(14)	(18)	(10)	(16)	(15)	(14)	(15)

Net operating income	199	211	253	231	244	271	331	297

Net loan loss provisions	(31)	(29)	(57)	(86)	(71)	(96)	(89)	(98)
Other income	12	17	13	13	11	5	(11)	(24)

Profit before taxes (w/o capital gains)	179	200	209	158	184	180	232	174

Tax on profit	(29)	(27)	(27)	(18)	(20)	(21)	(31)	(24)

Net profit from ordinary activity	150	173	182	140	164	159	200	151

Net profit from discontinued operations	10	13	8	5	—	—	—	—

Net consolidated profit (w/o capital gains)	160	186	191	145	164	159	200	151

Minority interests	29	39	39	31	31	34	41	24

Attributable profit to the Group (w/o capital gains)	131	147	152	114	133	126	159	127

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	131	147	152	114	133	126	159	127

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	15,494	15,654	16,109	17,103	18,231	16,398	17,968	16,979
Trading portfolio (w/o loans)	1,426	1,368	1,833	2,189	2,522	2,258	2,449	2,903
Available-for-sale financial assets	711	764	936	1,353	2,257	1,625	1,719	1,496
Due from credit institutions*	2,678	2,005	1,501	1,727	1,661	1,544	1,295	1,483
Intangible assets and property and equipment	301	333	332	338	355	306	327	301
Other assets	1,500	1,931	1,978	2,222	2,652	2,311	2,536	2,018

Total assets/liabilities & shareholders’ equity	22,110	22,055	22,689	24,931	27,678	24,442	26,295	25,180

Customer deposits*	13,372	13,594	13,346	14,566	15,851	13,836	14,502	13,980
Marketable debt securities*	1,467	1,695	1,958	2,242	2,425	2,254	2,402	2,184
Subordinated debt	690	678	612	680	682	632	759	779
Insurance liabilities	59	63	68	77	88	83	102	94
Due to credit institutions*	3,586	3,550	3,356	4,365	3,843	4,121	4,000	4,182
Other liabilities	1,520	1,286	2,192	1,926	2,990	2,192	3,119	2,739
Shareholders’ equity	1,416	1,189	1,157	1,075	1,800	1,325	1,410	1,222

Other customer funds under management	12,213	13,394	13,014	4,257	4,223	3,846	3,426	3,062

Mutual funds	3,811	4,224	3,948	4,252	4,217	3,841	3,418	3,055
Pension funds	8,402	9,170	9,063	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	3	5	6	5	8	8

Customer funds under management	27,742	29,361	28,930	21,744	23,181	20,568	21,090	20,006

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	1.70	1.88	2.08	2.11	2.23	2.28	2.45	2.64
NPL coverage	147.57	132.02	121.04	118.45	109.38	111.18	110.83	102.42
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	14,876	14,479	15,564	16,521	18,297	16,325	17,252	16,631

Spread (Retail Banking)	7.35	7.75	8.28	8.24	8.40	8.61	8.69	8.51

Spread loans	5.11	5.21	5.32	5.26	5.33	5.45	5.24	5.35
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16	3.45	3.16

Chile
Million dollars

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,934	1,521	413	27.2

Income from companies accounted for by the equity method	1	(4)	5	—
Net fees	513	434	79	18.1
Insurance activity	86	67	18	27.5

Commercial revenue	2,533	2,018	515	25.5

Gains (losses) on financial transactions	43	42	2	3.6

Gross operating income	2,577	2,060	517	25.1

Income from non-financial services (net) and other operating income	(19)	(29)	10	(34.1)
Operating expenses	(885)	(808)	(77)	9.5
General administrative expenses	(797)	(734)	(64)	8.7
Personnel	(490)	(448)	(42)	9.3
Other administrative expenses	(308)	(286)	(22)	7.6
Depreciation and amortisation	(88)	(74)	(13)	18.0

Net operating income	1,673	1,223	450	36.8

Net loan loss provisions	(518)	(278)	(240)	86.1
Other income	(27)	75	(103)	—

Profit before taxes (w/o capital gains)	1,127	1,020	107	10.5

Tax on profit	(140)	(137)	(3)	2.1

Net profit from ordinary activity	987	883	104	11.8

Net profit from discontinued operations	—	50	(50)	(100.0)

Net consolidated profit (w/o capital gains)	987	933	54	5.8

Minority interests	190	190	(0)	(0.0)

Attributable profit to the Group (w/o capital gains)	797	743	54	7.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	797	743	54	7.3

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	23,630	25,177	(1,547)	(6.1)
Trading portfolio (w/o loans)	4,040	3,222	818	25.4
Available-for-sale financial assets	2,082	1,992	89	4.5
Due from credit institutions*	2,064	2,542	(478)	(18.8)
Intangible assets and property and equipment	418	497	(78)	(15.8)
Other assets	2,809	3,271	(461)	(14.1)

Total assets/liabilities & shareholders’ equity	35,043	36,701	(1,658)	(4.5)

Customer deposits*	19,457	21,442	(1,985)	(9.3)
Marketable debt securities*	3,040	3,300	(260)	(7.9)
Subordinated debt	1,084	1,002	82	8.2
Insurance liabilities	131	113	18	15.9
Due to credit institutions*	5,820	6,426	(606)	(9.4)
Other liabilities	3,812	2,836	976	34.4
Shareholders’ equity	1,701	1,583	118	7.4

Other customer funds under management	4,262	6,266	(2,005)	(32.0)

Mutual funds	4,251	6,259	(2,008)	(32.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	11	7	3	42.6

Customer funds under management	27,842	32,010	(4,168)	(13.0)

(*).-	Includes all stock of concept classified in the balance sheet.

Chile
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	281	361	432	446	446	517	550	421

Income from companies accounted for by the equity method	(0)	(2)	(2)	(0)	(1)	2	(0)	(1)
Net fees	100	103	111	120	133	141	134	105
Insurance activity	14	15	18	21	22	20	22	22

Commercial revenue	394	478	560	586	600	681	705	548

Gains (losses) on financial transactions	45	10	8	(21)	4	0	27	13

Gross operating income	439	488	567	565	604	681	732	560

Income from non-financial services (net) and other operating income	(7)	(7)	(7)	(8)	(7)	(7)	(6)	1
Operating expenses	(173)	(196)	(215)	(224)	(232)	(251)	(227)	(174)
General administrative expenses	(157)	(178)	(190)	(209)	(208)	(228)	(206)	(155)
Personnel	(94)	(110)	(117)	(127)	(128)	(143)	(125)	(94)
Other administrative expenses	(63)	(68)	(73)	(82)	(80)	(85)	(80)	(62)
Depreciation and amortisation	(16)	(19)	(25)	(15)	(24)	(23)	(21)	(19)

Net operating income	260	285	346	333	365	422	499	387

Net loan loss provisions	(41)	(39)	(78)	(121)	(107)	(149)	(133)	(129)
Other income	16	23	18	18	17	8	(17)	(36)

Profit before taxes (w/o capital gains)	235	269	287	230	275	282	349	222

Tax on profit	(38)	(36)	(37)	(27)	(30)	(32)	(47)	(30)

Net profit from ordinary activity	197	232	250	204	246	249	301	191

Net profit from discontinued operations	12	18	12	8	—	—	—	—

Net consolidated profit (w/o capital gains)	210	250	262	212	246	249	301	191

Minority interests	38	53	54	45	47	53	62	29

Attributable profit to the Group (w/o capital gains)	171	197	208	167	199	196	240	162

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	171	197	208	167	199	196	240	162

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	20,634	21,141	22,841	25,177	28,827	25,849	25,700	23,630
Trading portfolio (w/o loans)	1,899	1,847	2,599	3,222	3,988	3,560	3,503	4,040
Available-for-sale financial assets	947	1,031	1,327	1,992	3,569	2,562	2,459	2,082
Due from credit institutions*	3,567	2,708	2,128	2,542	2,626	2,434	1,852	2,064
Intangible assets and property and equipment	401	450	471	497	561	482	467	418
Other assets	1,998	2,608	2,805	3,271	4,194	3,643	3,627	2,809

Total assets/liabilities & shareholders’ equity	29,446	29,785	32,170	36,701	43,764	38,531	37,609	35,043

Customer deposits*	17,808	18,358	18,923	21,442	25,064	21,810	20,743	19,457
Marketable debt securities*	1,954	2,289	2,777	3,300	3,834	3,553	3,435	3,040
Subordinated debt	919	916	867	1,002	1,079	997	1,086	1,084
Insurance liabilities	79	85	96	113	139	132	146	131
Due to credit institutions*	4,776	4,794	4,759	6,426	6,076	6,496	5,721	5,820
Other liabilities	2,024	1,736	3,108	2,836	4,727	3,455	4,462	3,812
Shareholders’ equity	1,886	1,605	1,640	1,583	2,846	2,088	2,017	1,701

Other customer funds under management	16,266	18,088	18,453	6,266	6,677	6,063	4,901	4,262

Mutual funds	5,076	5,704	5,598	6,259	6,668	6,056	4,889	4,251
Pension funds	11,190	12,384	12,850	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	5	7	10	8	11	11

Customer funds under management	36,947	39,652	41,020	32,010	36,654	32,423	30,164	27,842

(*).-	Includes all stock of concept classified in the balance sheet.

Chile
Million chilean peso

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,000,598	794,603	205,995	25.9

Income from companies accounted for by the equity method	502	(2,102)	2,604	—
Net fees	265,131	226,686	38,446	17.0
Insurance activity	44,277	35,069	9,209	26.3

Commercial revenue	1,310,509	1,054,256	256,253	24.3

Gains (losses) on financial transactions	22,436	21,858	578	2.6

Gross operating income	1,332,944	1,076,113	256,831	23.9

Income from non-financial services (net) and other operating income	(9,833)	(15,066)	5,233	(34.7)
Operating expenses	(457,776)	(422,061)	(35,715)	8.5
General administrative expenses	(412,458)	(383,270)	(29,187)	7.6
Personnel	(253,331)	(233,979)	(19,352)	8.3
Other administrative expenses	(159,127)	(149,291)	(9,836)	6.6
Depreciation and amortisation	(45,319)	(38,791)	(6,528)	16.8

Net operating income	865,335	638,987	226,349	35.4

Net loan loss provisions	(268,029)	(145,398)	(122,630)	84.3
Other income	(14,192)	39,363	(53,555)	—

Profit before taxes (w/o capital gains)	583,114	532,951	50,163	9.4

Tax on profit	(72,404)	(71,609)	(795)	1.1

Net profit from ordinary activity	510,710	461,342	49,368	10.7

Net profit from discontinued operations	—	25,981	(25,981)	(100.0)

Net consolidated profit (w/o capital gains)	510,710	487,324	23,387	4.8

Minority interests	98,293	99,282	(989)	(1.0)

Attributable profit to the Group (w/o capital gains)	412,417	388,041	24,376	6.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	412,417	388,041	24,376	6.3

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Customer loans*	15,058,058	12,536,762	2,521,296	20.1
Trading portfolio (w/o loans)	2,574,611	1,604,528	970,083	60.5
Available-for-sale financial assets	1,326,474	992,140	334,334	33.7
Due from credit institutions*	1,315,542	1,265,906	49,636	3.9
Intangible assets and property and equipment	266,657	247,445	19,211	7.8
Other assets	1,790,104	1,628,571	161,533	9.9

Total assets/liabilities & shareholders’ equity	22,331,446	18,275,352	4,056,093	22.2

Customer deposits*	12,398,745	10,677,023	1,721,722	16.1
Marketable debt securities*	1,937,166	1,643,156	294,009	17.9
Subordinated debt	690,578	498,762	191,816	38.5
Insurance liabilities	83,355	56,211	27,144	48.3
Due to credit institutions*	3,708,803	3,199,825	508,979	15.9
Other liabilities	2,429,055	1,412,132	1,016,923	72.0
Shareholders’ equity	1,083,743	788,243	295,500	37.5

Other customer funds under management	2,715,735	3,120,268	(404,533)	(13.0)

Mutual funds	2,708,937	3,116,543	(407,606)	(13.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	6,799	3,725	3,073	82.5

Customer funds under management	17,742,225	15,939,210	1,803,015	11.3

(*).-	Includes all stock of concept classified in the balance sheet.

Chile
Million chilean peso

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	152,123	190,645	225,757	226,078	206,446	242,169	280,747	271,235

Income from companies accounted for by the equity method	(168)	(950)	(937)	(47)	(294)	1,162	(61)	(305)
Net fees	53,791	54,460	57,885	60,550	61,375	66,167	68,862	68,728
Insurance activity	7,371	7,932	9,342	10,424	10,090	9,285	11,150	13,753

Commercial revenue	213,117	252,088	292,047	297,004	277,616	318,783	360,699	353,411

Gains (losses) on financial transactions	24,308	5,142	3,831	(11,423)	1,930	33	12,878	7,595

Gross operating income	237,425	257,230	295,878	285,580	279,546	318,816	373,577	361,006

Income from non-financial services (net) and other operating income	(3,532)	(3,705)	(3,533)	(4,296)	(3,043)	(3,244)	(3,216)	(330)
Operating expenses	(93,276)	(103,509)	(111,956)	(113,320)	(107,558)	(117,799)	(117,193)	(115,227)
General administrative expenses	(84,820)	(93,693)	(98,946)	(105,811)	(96,264)	(106,864)	(106,262)	(103,068)
Personnel	(50,958)	(57,803)	(60,977)	(64,242)	(59,189)	(66,961)	(64,789)	(62,393)
Other administrative expenses	(33,862)	(35,890)	(37,969)	(41,569)	(37,075)	(39,903)	(41,473)	(40,675)
Depreciation and amortisation	(8,456)	(9,816)	(13,010)	(7,509)	(11,294)	(10,935)	(10,931)	(12,159)

Net operating income	140,618	150,015	180,390	167,965	168,945	197,773	253,168	245,449

Net loan loss provisions	(22,184)	(20,540)	(40,741)	(61,933)	(49,365)	(69,687)	(68,320)	(80,657)
Other income	8,476	12,183	9,589	9,116	7,848	3,832	(7,671)	(18,201)

Profit before taxes (w/o capital gains)	126,909	141,658	149,237	115,148	127,428	131,918	177,177	146,591

Tax on profit	(20,407)	(18,989)	(19,046)	(13,166)	(13,744)	(15,200)	(23,878)	(19,582)

Net profit from ordinary activity	106,501	122,669	130,190	101,982	113,684	116,718	153,299	127,010

Net profit from discontinued operations	6,740	9,304	6,040	3,897	—	—	—	—

Net consolidated profit (w/o capital gains)	113,242	131,972	136,230	105,879	113,684	116,718	153,299	127,010

Minority interests	20,648	27,966	28,079	22,590	21,575	24,685	31,298	20,735

Attributable profit to the Group (w/o capital gains)	92,594	104,006	108,152	83,289	92,109	92,034	122,001	106,274

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	92,594	104,006	108,152	83,289	92,109	92,034	122,001	106,274

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	11,097,171	11,140,046	11,692,154	12,536,762	12,725,547	13,468,868	14,115,633	15,058,058
Trading portfolio (w/o loans)	1,021,312	973,477	1,330,681	1,604,528	1,760,436	1,854,979	1,924,286	2,574,611
Available-for-sale financial assets	509,351	543,463	679,073	992,140	1,575,377	1,334,827	1,350,779	1,326,474
Due from credit institutions*	1,918,147	1,426,768	1,089,160	1,265,906	1,159,371	1,268,426	1,017,278	1,315,542
Intangible assets and property and equipment	215,860	236,953	241,113	247,445	247,731	251,167	256,703	266,657
Other assets	1,074,337	1,374,335	1,435,761	1,628,571	1,851,231	1,898,099	1,992,154	1,790,104

Total assets/liabilities & shareholders’ equity	15,836,178	15,695,041	16,467,942	18,275,352	19,319,693	20,076,366	20,656,832	22,331,446

Customer deposits*	9,577,402	9,673,911	9,686,766	10,677,023	11,064,344	11,364,353	11,392,878	12,398,745
Marketable debt securities*	1,050,837	1,206,448	1,421,459	1,643,156	1,692,466	1,851,037	1,886,693	1,937,166
Subordinated debt	494,009	482,791	443,849	498,762	476,187	519,259	596,509	690,578
Insurance liabilities	42,437	44,940	49,029	56,211	61,256	68,576	80,042	83,355
Due to credit institutions*	2,568,721	2,526,133	2,436,067	3,199,825	2,682,307	3,384,791	3,142,321	3,708,803
Other liabilities	1,088,713	914,924	1,591,047	1,412,132	2,086,914	1,800,230	2,450,571	2,429,055
Shareholders’ equity	1,014,060	845,894	839,725	788,243	1,256,219	1,088,119	1,107,819	1,083,743

Other customer funds under management	8,747,604	9,531,526	9,445,840	3,120,268	2,947,700	3,159,299	2,691,671	2,715,735

Mutual funds	2,729,828	3,005,757	2,865,420	3,116,543	2,943,497	3,155,229	2,685,411	2,708,937
Pension funds	6,017,776	6,525,769	6,577,995	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	2,425	3,725	4,203	4,070	6,260	6,799

Customer funds under management	19,869,852	20,894,675	20,997,913	15,939,210	16,180,697	16,893,948	16,567,750	17,742,225

(*).-	Includes all stock of concept classified in the balance sheet.

Financial Management and Equity Stakes
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income (w/o dividends)	(2,298)	(1,771)	(527)	29.8
Dividends	229	183	46	25.0

Net interest income	(2,069)	(1,588)	(481)	30.3

Income from companies accounted for by the equity method	780	427	353	82.8
Net fees	46	30	17	56.0
Insurance activity	—	—	—	—

Commercial revenue	(1,242)	(1,131)	(111)	9.8

Gains (losses) on financial transactions	605	1,217	(612)	(50.3)

Gross operating income	(638)	86	(723)	—

Income from non-financial services (net) and other operating income	1	15	(14)	(92.9)
Operating expenses	(732)	(765)	34	(4.4)
General administrative expenses	(636)	(506)	(129)	25.6
Personnel	(186)	(236)	50	(21.2)
Other administrative expenses	(449)	(270)	(179)	66.5
Depreciation and amortisation	(96)	(259)	163	(63.0)

Net operating income	(1,368)	(665)	(703)	105.8

Net loan loss provisions	31	(14)	45	—
Other income	246	(116)	362	—

Profit before taxes (w/o capital gains)	(1,091)	(795)	(296)	37.2

Tax on profit	868	624	244	39.0

Net profit from ordinary activity	(223)	(171)	(52)	30.6

Net profit from discontinued operations	0	(0)	0	—

Net consolidated profit (w/o capital gains)	(223)	(171)	(52)	30.5

Minority interests	1	9	(8)	(91.4)

Attributable profit to the Group (w/o capital gains)	(223)	(180)	(44)	24.4

Net extraordinary capital gains and allowances	—	934	(934)	(100.0)

Attributable profit to the Group	(223)	754	(977)	—

			Variation
	31.12.08	31.12.07	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,689	1,328	1,362	102.6
Available-for-sale financial assets	14,122	21,528	(7,406)	(34.4)
Investments	1,216	15,604	(14,388)	(92.2)
Goodwill	18,836	13,827	5,009	36.2
Liquidity lent to the Group	77,961	80,450	(2,488)	(3.1)
Capital assigned to Group areas	41,568	32,038	9,531	29.7
Other assets	91,237	55,381	35,856	64.7

Total assets/liabilities & shareholders’ equity	247,630	220,155	27,475	12.5

Customer deposits*	3,009	1,969	1,040	52.8
Marketable debt securities*	107,657	82,196	25,461	31.0
Subordinated debt	23,384	22,874	510	2.2
Preferred securities	—	—	—	—
Other liabilities	53,876	66,160	(12,284)	(18.6)
Group capital and reserves	59,704	46,955	12,748	27.1

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	134,051	107,040	27,011	25.2

(*).-	Includes all stock of concept classified in the balance sheet.

Resources
Number of employees (direct & indirect)	1,710	1,526	184	12.1

Financial Management and Equity Stakes
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income (w/o dividends)	(394)	(391)	(432)	(554)	(537)	(430)	(590)	(741)
Dividends	3	145	16	18	22	141	17	49

Net interest income	(391)	(245)	(416)	(536)	(516)	(289)	(572)	(692)

Income from companies accounted for by the equity method	56	97	86	187	338	269	186	(14)
Net fees	12	18	(8)	8	(6)	9	14	29
Insurance activity	(1)	1	—	—	—	—	—	—

Commercial revenue	(323)	(129)	(338)	(341)	(183)	(10)	(372)	(677)

Gains (losses) on financial transactions	(132)	250	507	592	146	351	199	(91)

Gross operating income	(455)	121	168	251	(37)	340	(173)	(769)

Income from non-financial services (net) and other operating income	(5)	(3)	9	14	(5)	9	3	(5)
Operating expenses	(193)	(204)	(200)	(168)	(201)	(214)	(153)	(164)
General administrative expenses	(126)	(136)	(137)	(107)	(155)	(193)	(147)	(141)
Personnel	(48)	(59)	(57)	(73)	(74)	(61)	(39)	(12)
Other administrative expenses	(79)	(77)	(80)	(35)	(81)	(131)	(109)	(129)
Depreciation and amortisation	(67)	(68)	(63)	(60)	(46)	(22)	(5)	(23)

Net operating income	(653)	(86)	(23)	97	(243)	135	(323)	(938)

Net loan loss provisions	9	5	8	(36)	(2)	(66)	(5)	104
Other income	(149)	(26)	(18)	77	(82)	68	156	104

Profit before taxes (w/o capital gains)	(793)	(108)	(33)	139	(326)	137	(172)	(729)

Tax on profit	304	70	95	155	270	216	169	213

Net profit from ordinary activity	(489)	(38)	62	294	(56)	352	(3)	(516)

Net profit from discontinued operations	—	—	—	(0)	—	—	—	0

Net consolidated profit (w/o capital gains)	(489)	(38)	62	294	(56)	352	(3)	(516)

Minority interests	6	3	3	(3)	2	(2)	(2)	3

Attributable profit to the Group (w/o capital gains)	(495)	(41)	59	298	(58)	354	(1)	(518)

Net extraordinary capital gains and allowances	—	566	—	368	—	—	—	—

Attributable profit to the Group	(495)	525	59	665	(58)	354	(1)	(518)

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Trading portfolio (w/o loans)	1,181	1,405	2,060	1,328	2,939	2,674	3,288	2,689
Available-for-sale financial assets	9,960	16,577	19,098	21,528	15,171	17,156	16,334	14,122
Investments	4,839	4,876	4,818	15,604	15,371	17,126	15,235	1,216
Goodwill	14,368	14,484	14,257	13,827	13,125	13,134	13,336	18,836
Liquidity lent to the Group	79,294	82,925	86,224	80,450	86,607	91,848	76,729	77,961
Capital assigned to Group areas	34,505	34,959	33,266	32,038	36,959	38,726	39,271	41,568
Other assets	37,116	39,961	39,263	55,381	60,741	60,133	83,766	91,237

Total assets/liabilities & shareholders’ equity	181,263	195,186	198,988	220,155	230,914	240,798	247,960	247,630

Customer deposits*	187	413	2,484	1,969	947	2,941	2,344	3,009
Marketable debt securities*	82,731	89,462	88,886	82,196	100,063	108,224	110,934	107,657
Subordinated debt	19,303	18,539	19,113	22,874	22,576	21,894	22,603	23,384
Preferred securities	—	—	—	—	—	—	—	—
Other liabilities	35,640	46,505	48,525	66,160	51,842	56,078	60,589	53,876
Group capital and reserves	43,402	40,267	39,979	46,955	55,486	51,660	51,490	59,704

Other customer funds under management	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	102,221	108,414	110,483	107,040	123,586	133,060	135,881	134,051

(*).-	Includes all stock of concept classified in the balance sheet.

Other information
Risk-weighted assets (data since of 30.06.08 estimated under BIS II. Previous data under BIS I.)	50,846	48,093	46,979	58,380	58,489	48,362	36,360	36,891

Spain
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	6,702	5,390	1,311	24.3

Income from companies accounted for by the equity method	(4)	9	(13)	—
Net fees	3,077	3,354	(277)	(8.3)
Insurance activity	139	122	17	13.5

Commercial revenue	9,914	8,875	1,038	11.7

Gains (losses) on financial transactions	669	555	115	20.7

Gross operating income	10,583	9,430	1,153	12.2

Income from non-financial services (net) and other operating income	(14)	7	(21)	—
Operating expenses	(3,855)	(3,747)	(108)	2.9
General administrative expenses	(3,433)	(3,329)	(104)	3.1
Personnel	(2,400)	(2,340)	(60)	2.5
Other administrative expenses	(1,033)	(988)	(44)	4.5
Depreciation and amortisation	(422)	(418)	(4)	0.9

Net operating income	6,715	5,690	1,025	18.0

Net loan loss provisions	(1,316)	(709)	(607)	85.6
Other income	(53)	63	(116)	—

Profit before taxes (w/o capital gains)	5,345	5,043	301	6.0

Tax on profit	(1,394)	(1,430)	36	(2.5)

Net profit from ordinary activity	3,951	3,613	338	9.3

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	3,951	3,613	338	9.3

Minority interests	100	88	11	13.0

Attributable profit to the Group (w/o capital gains)	3,851	3,525	326	9.3

Net extraordinary capital gains and allowances	—	—	—	—

Attributable profit to the Group	3,851	3,525	326	9.3

			Variation
	31.12.08	31.12.07	Amount		%
Balance sheet
Customer loans*	246,977	235,447	11,530		4.9
Trading portfolio (w/o loans)	70,176	43,066	27,110		63.0
Available-for-sale financial assets	11,368	8,537	2,831		33.2
Due from credit institutions*	41,649	44,598	(2,949)		(6.6)
Intangible assets and property and equipment	4,590	4,460	130		2.9
Other assets	18,902	19,711	(809)		(4.1)

Total assets/liabilities & shareholders’ equity	393,662	355,819	37,844		10.6

Customer deposits*	135,369	125,185	10,183		8.1
Marketable debt securities*	36,704	40,538	(3,833)		(9.5)
Subordinated debt	1,399	1,970	(571)		(29.0)
Insurance liabilities	9,808	6,810	2,998		44.0
Due to credit institutions*	38,455	37,690	765		2.0
Other liabilities	154,103	127,700	26,403		20.7
Shareholders’ equity	17,825	15,925	1,899		11.9

Other customer funds under management	67,245	90,766	(23,520)		(25.9)

Mutual funds	44,694	67,246	(22,552)		(33.5)
Pension funds	9,734	10,464	(730)		(7.0)
Managed portfolios	4,316	7,577	(3,262)		(43.0)
Savings-insurance policies	8,502	5,478	3,024		55.2

Customer funds under management	240,717	258,459	(17,742)		(6.9)

(*).- Includes all stock of concept classified in the balance sheet.

Ratios (%) and other data
ROE	21.67	22.22	(0.55	p.)
Efficiency ratio	35.77	38.78	(3.01	p.)
NPL ratio	1.95	0.63	1.32	p.
NPL coverage	98.48	264.48	(166.00	p.)
Number of employees (direct & indirect)	34,492	34,821	(329)		(0.9)
Number of branches	5,022	5,014	8		0.2

Spain
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,255	1,344	1,364	1,427	1,498	1,666	1,672	1,865

Income from companies accounted for by the equity method	2	2	2	3	1	(0)	(2)	(3)
Net fees	923	847	783	800	833	794	765	685
Insurance activity	32	29	33	28	31	34	33	40

Commercial revenue	2,213	2,222	2,182	2,258	2,363	2,495	2,469	2,587

Gains (losses) on financial transactions	258	100	127	69	218	48	99	304

Gross operating income	2,471	2,323	2,309	2,327	2,581	2,543	2,568	2,891

Income from non-financial services (net) and other operating income	4	5	(2)	0	1	0	(8)	(7)
Operating expenses	(904)	(932)	(943)	(968)	(971)	(968)	(964)	(952)
General administrative expenses	(801)	(830)	(836)	(862)	(865)	(862)	(857)	(848)
Personnel	(568)	(581)	(589)	(602)	(607)	(610)	(602)	(581)
Other administrative expenses	(233)	(248)	(247)	(260)	(258)	(252)	(255)	(267)
Depreciation and amortisation	(103)	(102)	(107)	(106)	(106)	(106)	(107)	(103)

Net operating income	1,571	1,395	1,364	1,360	1,611	1,575	1,596	1,932

Net loan loss provisions	(108)	(175)	(167)	(259)	(238)	(330)	(398)	(350)
Other income	45	38	(44)	24	7	14	(28)	(46)

Profit before taxes (w/o capital gains)	1,508	1,259	1,153	1,124	1,380	1,258	1,170	1,537

Tax on profit	(425)	(349)	(322)	(334)	(365)	(341)	(318)	(370)

Net profit from ordinary activity	1,082	910	831	790	1,015	917	852	1,167

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,082	910	831	790	1,015	917	852	1,167

Minority interests	22	25	19	22	24	25	25	26

Attributable profit to the Group (w/o capital gains)	1,060	885	812	769	991	893	827	1,141

Net extraordinary capital gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	1,060	885	812	769	991	893	827	1,141

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Balance sheet
Customer loans*	212,804	221,957	225,539	235,447	237,887	243,742	237,844	246,977
Trading portfolio (w/o loans)	31,489	37,419	35,309	43,066	52,422	58,339	58,627	70,176
Available-for-sale financial assets	9,009	8,286	8,569	8,537	7,675	6,929	9,652	11,368
Due from credit institutions*	59,358	42,338	62,749	44,598	40,922	51,993	48,690	41,649
Intangible assets and property and equipment	3,991	4,338	4,411	4,460	4,491	4,497	4,494	4,590
Other assets	10,390	11,422	11,906	19,711	15,267	17,252	17,419	18,902

Total assets/liabilities & shareholders’ equity	327,040	325,759	348,484	355,819	358,663	382,753	376,726	393,662

Customer deposits*	115,017	114,607	120,794	125,185	124,325	126,022	129,870	135,369
Marketable debt securities*	32,883	38,445	39,137	40,538	43,631	43,288	41,176	36,704
Subordinated debt	1,941	1,920	1,946	1,970	1,966	1,953	1,396	1,399
Insurance liabilities	5,686	6,269	6,561	6,810	7,763	8,573	9,181	9,808
Due to credit institutions*	46,158	29,353	39,511	37,690	32,903	39,446	42,748	38,455
Other liabilities	109,500	118,792	124,509	127,700	130,709	144,301	134,074	154,103
Shareholders’ equity	15,855	16,374	16,026	15,925	17,367	19,170	18,281	17,825

Other customer funds under management	100,323	101,665	97,999	90,766	82,510	77,139	74,944	67,245

Mutual funds	78,854	78,934	75,125	67,246	60,110	55,254	51,984	44,694
Pension funds	9,980	10,118	10,116	10,464	10,107	9,915	9,819	9,734
Managed portfolios	7,913	8,462	8,143	7,577	5,864	5,050	5,580	4,316
Savings-insurance policies	3,577	4,151	4,615	5,478	6,430	6,919	7,561	8,502

Customer funds under management	250,165	256,637	259,876	258,459	252,432	248,402	247,386	240,717

(*).- Includes all stock of concept classified in the balance sheet.

Other information
NPL ratio	0.51	0.51	0.56	0.63	0.84	1.08	1.50	1.95
NPL coverage	292.15	309.72	280.24	264.48	202.28	164.94	128.79	98.48

Retail Banking
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	18,542	15,314	3,228	21.1

Income from companies accounted for by the equity method	16	13	3	21.8
Net fees	7,137	6,618	519	7.8
Insurance activity	10	0	10	—

Commercial revenue	25,704	21,945	3,760	17.1

Gains (losses) on financial transactions	1,144	884	260	29.4

Gross operating income	26,849	22,829	4,020	17.6

Income from non-financial services (net) and other operating income	(117)	(29)	(88)	299.3
Operating expenses	(11,018)	(10,023)	(996)	9.9
General administrative expenses	(9,951)	(9,124)	(827)	9.1
Personnel	(5,957)	(5,509)	(448)	8.1
Other administrative expenses	(3,994)	(3,615)	(379)	10.5
Depreciation and amortisation	(1,067)	(898)	(168)	18.8

Net operating income	15,714	12,777	2,937	23.0

Net loan loss provisions	(5,733)	(3,393)	(2,340)	69.0
Other income	(605)	(294)	(310)	105.3

Profit before taxes (w/o capital gains)	9,376	9,090	287	3.2

			Variation
	31.12.08	31.12.07	Amount	%
Business volumes
Total assets	750,108	596,441	153,667	25.8
Customer loans	554,625	482,954	71,671	14.8
Customer deposits	374,520	279,000	95,520	34.2

Retail Banking
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	3,553	3,766	3,987	4,008	4,135	4,189	4,414	5,804

Income from companies accounted for by the equity method	3	2	2	6	2	3	0	11
Net fees	1,583	1,691	1,682	1,661	1,746	1,734	1,799	1,858
Insurance activity	0	(0)	(0)	(0)	0	(0)	(0)	10

Commercial revenue	5,140	5,459	5,672	5,674	5,883	5,925	6,214	7,683

Gains (losses) on financial transactions	213	157	192	321	376	365	272	132

Gross operating income	5,353	5,616	5,864	5,995	6,259	6,290	6,486	7,814

Income from non-financial services (net) and other operating income	(6)	(5)	(24)	5	(22)	(20)	(28)	(46)
Operating expenses	(2,398)	(2,470)	(2,547)	(2,608)	(2,527)	(2,521)	(2,622)	(3,348)
General administrative expenses	(2,185)	(2,250)	(2,305)	(2,384)	(2,291)	(2,261)	(2,350)	(3,049)
Personnel	(1,311)	(1,371)	(1,402)	(1,425)	(1,386)	(1,411)	(1,432)	(1,728)
Other administrative expenses	(873)	(880)	(903)	(960)	(905)	(850)	(918)	(1,321)
Depreciation and amortisation	(213)	(219)	(242)	(223)	(235)	(260)	(272)	(299)

Net operating income	2,949	3,142	3,293	3,393	3,710	3,749	3,835	4,420

Net loan loss provisions	(726)	(856)	(877)	(934)	(1,104)	(1,238)	(1,471)	(1,920)
Other income	20	(78)	(100)	(136)	(145)	(114)	(114)	(233)

Profit before taxes (ordinary)	2,243	2,208	2,316	2,322	2,461	2,397	2,251	2,268

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Business volumes
Total assets	564,950	583,722	585,115	596,441	595,398	616,248	652,412	750,108
Customer loans	450,074	469,221	475,054	482,954	474,315	490,437	498,633	554,625
Customer deposits	269,160	273,930	276,743	279,000	267,557	285,359	322,075	374,520

Retail Banking Continental Europe
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	8,691	7,215	1,477	20.5

Income from companies accounted for by the equity method	(4)	9	(13)	—
Net fees	3,402	3,240	161	5.0
Insurance activity	(0)	0	(0)	—

Commercial revenue	12,089	10,464	1,625	15.5

Gains (losses) on financial transactions	422	416	6	1.4

Gross operating income	12,511	10,879	1,631	15.0

Income from non-financial services (net) and other operating income	15	36	(21)	(58.2)
Operating expenses	(4,591)	(4,390)	(202)	4.6
General administrative expenses	(4,074)	(3,891)	(183)	4.7
Personnel	(2,720)	(2,638)	(82)	3.1
Other administrative expenses	(1,354)	(1,253)	(101)	8.0
Depreciation and amortisation	(517)	(499)	(18)	3.7

Net operating income	7,935	6,526	1,408	21.6

Net loan loss provisions	(2,338)	(1,487)	(851)	57.2
Other income	(86)	9	(95)	—

Profit before taxes (w/o capital gains)	5,510	5,048	463	9.2

Retail Banking Continental Europe
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,699	1,783	1,838	1,895	2,008	2,076	2,163	2,444

Income from companies accounted for by the equity method	2	2	2	3	1	(0)	(2)	(3)
Net fees	804	852	817	767	866	862	897	777
Insurance activity	—	0	(0)	0	(0)	—	(0)	(0)

Commercial revenue	2,505	2,637	2,657	2,665	2,875	2,939	3,058	3,217

Gains (losses) on financial transactions	123	103	87	103	112	135	135	40

Gross operating income	2,628	2,741	2,744	2,768	2,987	3,073	3,192	3,258

Income from non-financial services (net) and other operating income	10	12	2	12	4	8	0	4
Operating expenses	(1,051)	(1,095)	(1,111)	(1,132)	(1,138)	(1,133)	(1,161)	(1,159)
General administrative expenses	(932)	(975)	(981)	(1,002)	(1,010)	(1,002)	(1,031)	(1,031)
Personnel	(636)	(664)	(672)	(666)	(675)	(684)	(692)	(670)
Other administrative expenses	(297)	(311)	(309)	(336)	(335)	(318)	(339)	(362)
Depreciation and amortisation	(119)	(120)	(130)	(130)	(128)	(131)	(130)	(128)

Net operating income	1,586	1,657	1,634	1,648	1,853	1,948	2,031	2,102

Net loan loss provisions	(314)	(409)	(351)	(413)	(462)	(551)	(682)	(643)
Other income	(3)	4	(6)	13	(6)	7	(27)	(61)

Profit before taxes (w/o capital gains)	1,269	1,252	1,278	1,249	1,386	1,404	1,322	1,399

Retail Banking Spain
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	5,883	4,812	1,071	22.2

Income from companies accounted for by the equity method	(4)	9	(13)	—
Net fees	2,489	2,545	(56)	(2.2)
Insurance activity	(0)	0	(0)	—

Commercial revenue	8,368	7,366	1,001	13.6

Gains (losses) on financial transactions	354	390	(37)	(9.4)

Gross operating income	8,722	7,757	965	12.4

Income from non-financial services (net) and other operating income	(11)	14	(25)	—
Operating expenses	(3,292)	(3,198)	(94)	2.9
General administrative expenses	(2,925)	(2,834)	(91)	3.2
Personnel	(2,080)	(2,040)	(40)	2.0
Other administrative expenses	(846)	(794)	(51)	6.5
Depreciation and amortisation	(367)	(364)	(3)	0.8

Net operating income	5,418	4,572	845	18.5

Net loan loss provisions	(1,215)	(726)	(488)	67.2
Other income	(52)	20	(72)	—

Profit before taxes (w/o capital gains)	4,152	3,867	285	7.4

Retail Banking Spain
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,120	1,181	1,228	1,283	1,363	1,431	1,436	1,653

Income from companies accounted for by the equity method	2	2	2	3	1	(0)	(2)	(3)
Net fees	643	671	631	601	668	638	633	550
Insurance activity	—	0	(0)	0	(0)	—	(0)	(0)

Commercial revenue	1,765	1,853	1,861	1,886	2,032	2,069	2,067	2,200

Gains (losses) on financial transactions	120	94	81	95	101	121	98	34

Gross operating income	1,886	1,948	1,942	1,981	2,132	2,190	2,165	2,234

Income from non-financial services (net) and other operating income	5	6	(1)	4	(2)	5	(9)	(5)
Operating expenses	(778)	(800)	(811)	(810)	(827)	(827)	(820)	(818)
General administrative expenses	(689)	(711)	(716)	(718)	(735)	(734)	(727)	(729)
Personnel	(499)	(512)	(518)	(512)	(524)	(529)	(519)	(507)
Other administrative expenses	(190)	(199)	(199)	(206)	(211)	(205)	(208)	(222)
Depreciation and amortisation	(89)	(89)	(94)	(92)	(92)	(93)	(93)	(89)

Net operating income	1,112	1,154	1,131	1,176	1,303	1,368	1,335	1,412

Net loan loss provisions	(148)	(212)	(156)	(210)	(229)	(307)	(395)	(284)
Other income	7	11	(2)	5	(1)	17	(19)	(49)

Profit before taxes (w/o capital gains)	971	952	973	970	1,073	1,078	922	1,079

Retail Banking Portugal
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	734	695	39	5.6

Income from companies accounted for by the equity method	—	—	—	—
Net fees	301	307	(5)	(1.8)
Insurance activity	—	—	—	—

Commercial revenue	1,035	1,002	33	3.3

Gains (losses) on financial transactions	29	32	(2)	(7.4)

Gross operating income	1,065	1,034	31	3.0

Income from non-financial services (net) and other operating income	(6)	(8)	2	(30.8)
Operating expenses	(508)	(496)	(12)	2.4
General administrative expenses	(439)	(428)	(11)	2.5
Personnel	(297)	(284)	(13)	4.7
Other administrative expenses	(141)	(144)	3	(1.9)
Depreciation and amortisation	(69)	(68)	(1)	1.6

Net operating income	552	530	22	4.1

Net loan loss provisions	(14)	(21)	7	(31.5)
Other income	(27)	(20)	(7)	34.8

Profit before taxes (w/o capital gains)	511	489	22	4.4

Retail Banking Portugal
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	171	176	175	174	187	177	182	188

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	77	79	77	73	80	77	75	69
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	248	255	252	247	267	254	257	257

Gains (losses) on financial transactions	4	9	8	12	10	5	11	3

Gross operating income	252	263	260	259	278	259	268	260

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	(2)	(1)	(1)	(1)	(1)
Operating expenses	(123)	(122)	(122)	(129)	(125)	(125)	(127)	(130)
General administrative expenses	(107)	(105)	(105)	(111)	(108)	(106)	(111)	(113)
Personnel	(70)	(70)	(71)	(73)	(72)	(76)	(76)	(73)
Other administrative expenses	(37)	(36)	(34)	(37)	(36)	(30)	(35)	(40)
Depreciation and amortisation	(16)	(17)	(17)	(18)	(17)	(19)	(16)	(17)

Net operating income	127	140	136	128	151	132	139	129

Net loan loss provisions	6	(18)	1	(10)	0	(7)	1	(8)
Other income	(11)	(9)	(6)	5	(4)	(10)	(8)	(4)

Profit before taxes (w/o capital gains)	122	113	131	123	147	115	132	116

Other information
Spread	3.42	3.44	3.52	3.51	3.43	3.33	3.27	3.05

Spread loans	1.46	1.43	1.35	1.37	1.47	1.39	1.37	1.48
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94	1.90	1.57

Retail Banking United Kingdom
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	2,338	2,321	17	0.7

Income from companies accounted for by the equity method	0	2	(2)	(84.8)
Net fees	822	958	(136)	(14.2)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	3,160	3,282	(121)	(3.7)

Gains (losses) on financial transactions	80	57	23	39.8

Gross operating income	3,240	3,338	(99)	(3.0)

Income from non-financial services (net) and other operating income	40	51	(11)	(21.5)
Operating expenses	(1,560)	(1,711)	152	(8.9)
General administrative expenses	(1,411)	(1,617)	206	(12.8)
Personnel	(902)	(957)	55	(5.8)
Other administrative expenses	(509)	(660)	151	(22.9)
Depreciation and amortisation	(149)	(94)	(55)	58.0

Net operating income	1,720	1,678	42	2.5

Net loan loss provisions	(385)	(310)	(75)	24.2
Other income	2	17	(15)	(85.5)

Profit before taxes (w/o capital gains)	1,337	1,385	(48)	(3.5)

Retail Banking United Kingdom
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	569	579	594	580	568	554	596	620

Income from companies accounted for by the equity method	0	0	0	2	0	0	0	0
Net fees	240	247	236	235	201	200	213	208
Insurance activity	0	(0)	(0)	(0)	—	—	—	—

Commercial revenue	809	826	830	816	770	754	809	828

Gains (losses) on financial transactions	12	(4)	21	27	22	15	15	27

Gross operating income	822	822	851	843	792	769	823	855

Income from non-financial services (net) and other operating income	14	14	14	9	12	11	12	4
Operating expenses	(443)	(435)	(429)	(404)	(385)	(375)	(390)	(411)
General administrative expenses	(418)	(410)	(404)	(385)	(361)	(330)	(342)	(378)
Personnel	(240)	(247)	(241)	(228)	(216)	(217)	(224)	(244)
Other administrative expenses	(178)	(163)	(162)	(157)	(145)	(113)	(118)	(133)
Depreciation and amortisation	(25)	(25)	(25)	(19)	(24)	(45)	(48)	(33)

Net operating income	393	401	437	448	419	406	446	449

Net loan loss provisions	(81)	(80)	(80)	(69)	(72)	(81)	(101)	(131)
Other income	5	5	5	2	13	(5)	(2)	(3)

Profit before taxes (w/o capital gains)	316	326	361	381	360	319	343	316

Other information
Spread	1.97	2.01	2.01	1.98	2.00	1.95	2.01	2.02

Spread loans	0.69	0.69	0.65	0.61	0.66	0.70	0.77	0.88
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25	1.24	1.14

Retail Banking United Kingdom
Million pound sterling

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,857	1,588	270	17.0

Income from companies accounted for by the equity method	0	1	(1)	(82.3)
Net fees	653	655	(3)	(0.4)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	2,510	2,245	266	11.9

Gains (losses) on financial transactions	63	39	24	62.4

Gross operating income	2,574	2,283	290	12.7

Income from non-financial services (net) and other operating income	32	35	(3)	(8.8)
Operating expenses	(1,239)	(1,171)	(69)	5.9
General administrative expenses	(1,121)	(1,106)	(15)	1.3
Personnel	(716)	(654)	(62)	9.5
Other administrative expenses	(405)	(452)	47	(10.4)
Depreciation and amortisation	(118)	(64)	(54)	83.5

Net operating income	1,366	1,148	219	19.0

Net loan loss provisions	(306)	(212)	(94)	44.3
Other income	2	12	(10)	(83.2)

Profit before taxes (w/o capital gains)	1,062	947	115	12.1

Retail Banking United Kingdom
Million pound sterling

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	381	393	404	410	430	439	473	515

Income from companies accounted for by the equity method	0	0	0	1	0	0	0	0
Net fees	161	168	161	166	152	158	169	173
Insurance activity	0	0	(0)	0	—	—	—	—

Commercial revenue	543	560	564	577	583	597	642	688

Gains (losses) on financial transactions	8	(3)	14	19	17	12	12	22

Gross operating income	551	558	579	596	599	610	654	711

Income from non-financial services (net) and other operating income	9	10	10	6	9	9	10	4
Operating expenses	(297)	(295)	(292)	(286)	(291)	(297)	(310)	(341)
General administrative expenses	(280)	(278)	(275)	(273)	(273)	(262)	(272)	(314)
Personnel	(161)	(167)	(164)	(162)	(164)	(172)	(178)	(203)
Other administrative expenses	(119)	(111)	(111)	(111)	(109)	(90)	(94)	(111)
Depreciation and amortisation	(17)	(17)	(17)	(14)	(18)	(35)	(38)	(28)

Net operating income	263	272	297	316	317	322	354	373

Net loan loss provisions	(55)	(54)	(54)	(49)	(55)	(64)	(80)	(107)
Other income	3	3	3	2	10	(4)	(2)	(2)

Profit before taxes (w/o capital gains)	212	221	245	268	272	254	272	264

Retail Banking Latin America
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	7,512	5,778	1,734	30.0

Income from companies accounted for by the equity method	19	2	17	835.4
Net fees	2,913	2,419	494	20.4
Insurance activity	10	0	10	—

Commercial revenue	10,455	8,200	2,256	27.5

Gains (losses) on financial transactions	643	412	232	56.3

Gross operating income	11,099	8,611	2,488	28.9

Income from non-financial services (net) and other operating income	(172)	(117)	(55)	47.6
Operating expenses	(4,867)	(3,922)	(946)	24.1
General administrative expenses	(4,467)	(3,617)	(850)	23.5
Personnel	(2,335)	(1,915)	(421)	22.0
Other administrative expenses	(2,132)	(1,702)	(430)	25.2
Depreciation and amortisation	(400)	(305)	(95)	31.3

Net operating income	6,060	4,573	1,487	32.5

Net loan loss provisions	(3,010)	(1,596)	(1,414)	88.6
Other income	(521)	(320)	(200)	62.6

Profit before taxes (w/o capital gains)	2,529	2,657	(128)	(4.8)

Retail Banking Latin America
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,285	1,404	1,556	1,533	1,559	1,558	1,656	2,740

Income from companies accounted for by the equity method	1	(1)	0	1	1	3	1	14
Net fees	539	593	629	659	679	672	690	873
Insurance activity	(0)	—	(0)	0	0	(0)	—	10

Commercial revenue	1,825	1,996	2,185	2,193	2,238	2,233	2,347	3,637

Gains (losses) on financial transactions	78	58	85	191	242	215	123	64

Gross operating income	1,903	2,054	2,270	2,384	2,480	2,448	2,470	3,701

Income from non-financial services (net) and other operating income	(30)	(31)	(40)	(16)	(38)	(39)	(41)	(55)
Operating expenses	(903)	(939)	(1,007)	(1,072)	(1,004)	(1,014)	(1,071)	(1,778)
General administrative expenses	(834)	(865)	(920)	(997)	(921)	(930)	(977)	(1,640)
Personnel	(435)	(460)	(489)	(530)	(495)	(510)	(516)	(814)
Other administrative expenses	(399)	(405)	(431)	(467)	(426)	(419)	(461)	(826)
Depreciation and amortisation	(69)	(74)	(87)	(75)	(84)	(84)	(94)	(138)

Net operating income	970	1,084	1,222	1,297	1,438	1,395	1,358	1,869

Net loan loss provisions	(330)	(367)	(446)	(452)	(570)	(606)	(688)	(1,147)
Other income	18	(87)	(99)	(152)	(152)	(115)	(84)	(169)

Profit before taxes (w/o capital gains)	658	630	677	692	716	674	586	553

Retail Banking Latin America
Million dollars

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	10,998	7,906	3,092	39.1

Income from companies accounted for by the equity method	28	3	26	900.8
Net fees	4,265	3,310	955	28.8
Insurance activity	15	0	15	—

Commercial revenue	15,306	11,219	4,087	36.4

Gains (losses) on financial transactions	942	563	379	67.2

Gross operating income	16,248	11,782	4,465	37.9

Income from non-financial services (net) and other operating income	(252)	(160)	(92)	57.9
Operating expenses	(7,125)	(5,366)	(1,759)	32.8
General administrative expenses	(6,539)	(4,949)	(1,591)	32.1
Personnel	(3,419)	(2,620)	(799)	30.5
Other administrative expenses	(3,120)	(2,329)	(792)	34.0
Depreciation and amortisation	(586)	(417)	(169)	40.5

Net operating income	8,871	6,257	2,614	41.8

Net loan loss provisions	(4,406)	(2,184)	(2,223)	101.8
Other income	(762)	(438)	(324)	74.0

Profit before taxes (w/o capital gains)	3,702	3,635	67	1.8

Retail Banking Latin America
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,685	1,890	2,130	2,201	2,333	2,433	2,488	3,743

Income from companies accounted for by the equity method	1	(1)	1	2	2	5	2	20
Net fees	706	797	862	945	1,016	1,049	1,037	1,164
Insurance activity	(0)	(0)	(0)	0	0	(0)	—	15

Commercial revenue	2,392	2,686	2,992	3,148	3,351	3,486	3,527	4,942

Gains (losses) on financial transactions	102	78	116	267	362	336	183	61

Gross operating income	2,495	2,764	3,108	3,415	3,712	3,823	3,710	5,003

Income from non-financial services (net) and other operating income	(39)	(41)	(55)	(24)	(56)	(61)	(62)	(73)
Operating expenses	(1,184)	(1,265)	(1,380)	(1,537)	(1,504)	(1,582)	(1,610)	(2,430)
General administrative expenses	(1,093)	(1,165)	(1,261)	(1,429)	(1,378)	(1,451)	(1,468)	(2,242)
Personnel	(571)	(619)	(670)	(760)	(741)	(797)	(775)	(1,106)
Other administrative expenses	(522)	(546)	(591)	(669)	(637)	(655)	(693)	(1,135)
Depreciation and amortisation	(90)	(100)	(119)	(108)	(125)	(131)	(142)	(188)

Net operating income	1,272	1,458	1,673	1,854	2,152	2,180	2,038	2,501

Net loan loss provisions	(433)	(494)	(610)	(647)	(853)	(944)	(1,034)	(1,574)
Other income	23	(115)	(134)	(212)	(228)	(181)	(125)	(228)

Profit before taxes (w/o capital gains)	862	849	929	996	1,071	1,054	878	698

Retail Banking Brazil
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	3,376	2,161	1,215	56.2

Income from companies accounted for by the equity method	13	1	12	—
Net fees	1,444	1,051	393	37.4
Insurance activity	10	—	10	—

Commercial revenue	4,844	3,213	1,630	50.7

Gains (losses) on financial transactions	332	276	57	20.5

Gross operating income	5,176	3,489	1,687	48.3

Income from non-financial services (net) and other operating income	(49)	(30)	(19)	63.7
Operating expenses	(2,413)	(1,606)	(808)	50.3
General administrative expenses	(2,236)	(1,486)	(750)	50.4
Personnel	(1,126)	(746)	(380)	51.0
Other administrative expenses	(1,110)	(741)	(369)	49.9
Depreciation and amortisation	(178)	(120)	(58)	48.4

Net operating income	2,713	1,853	860	46.4

Net loan loss provisions	(1,467)	(781)	(685)	87.7
Other income	(424)	(261)	(163)	62.4

Profit before taxes (w/o capital gains)	822	811	12	1.5

Retail Banking Brazil
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	462	514	590	596	587	561	565	1,663

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	12
Net fees	229	263	269	289	316	301	323	504
Insurance activity	—	—	—	—	0	(0)	—	10

Commercial revenue	691	778	859	885	903	863	888	2,190

Gains (losses) on financial transactions	19	33	40	184	128	99	72	34

Gross operating income	710	811	899	1,069	1,031	961	960	2,224

Income from non-financial services (net) and other operating income	(1)	(5)	(10)	(14)	(5)	(10)	(6)	(28)
Operating expenses	(370)	(384)	(408)	(444)	(422)	(426)	(453)	(1,113)
General administrative expenses	(343)	(356)	(375)	(413)	(392)	(393)	(417)	(1,034)
Personnel	(166)	(176)	(187)	(218)	(200)	(205)	(214)	(506)
Other administrative expenses	(177)	(180)	(189)	(195)	(191)	(188)	(203)	(528)
Depreciation and amortisation	(27)	(29)	(33)	(31)	(30)	(33)	(36)	(79)

Net operating income	339	422	481	611	604	525	501	1,083

Net loan loss provisions	(172)	(173)	(212)	(225)	(279)	(237)	(288)	(663)
Other income	(2)	(68)	(68)	(123)	(100)	(118)	(52)	(155)

Profit before taxes (w/o capital gains)	166	181	201	263	225	171	161	265

Other information
Spread	18.04	17.89	17.44	17.35	16.94	16.39	15.85	16.26

Spread loans	16.42	16.46	16.04	16.03	15.65	15.13	14.62	14.98
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26	1.23	1.28

Retail Banking Brazil
Million dollars

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	4,942	2,956	1,986	67.2

Income from companies accounted for by the equity method	19	2	17	—
Net fees	2,115	1,439	676	47.0
Insurance activity	15	—	15	—

Commercial revenue	7,091	4,397	2,694	61.3

Gains (losses) on financial transactions	487	377	109	28.9

Gross operating income	7,577	4,774	2,803	58.7

Income from non-financial services (net) and other operating income	(72)	(41)	(31)	75.1
Operating expenses	(3,533)	(2,197)	(1,336)	60.8
General administrative expenses	(3,273)	(2,034)	(1,240)	61.0
Personnel	(1,648)	(1,020)	(628)	61.6
Other administrative expenses	(1,625)	(1,013)	(612)	60.4
Depreciation and amortisation	(260)	(164)	(96)	58.7

Net operating income	3,972	2,535	1,436	56.6

Net loan loss provisions	(2,147)	(1,069)	(1,078)	100.8
Other income	(620)	(357)	(263)	73.7

Profit before taxes (w/o capital gains)	1,204	1,109	95	8.5

Retail Banking Brazil
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	605	691	807	853	879	877	848	2,339

Income from companies accounted for by the equity method	0	0	0	0	0	0	0	18
Net fees	301	354	369	415	473	471	486	685
Insurance activity	—	—	—	—	0	(0)	—	15

Commercial revenue	906	1,046	1,176	1,268	1,352	1,348	1,334	3,056

Gains (losses) on financial transactions	25	45	54	254	191	155	107	34

Gross operating income	931	1,091	1,230	1,522	1,543	1,503	1,441	3,090

Income from non-financial services (net) and other operating income	(2)	(6)	(13)	(20)	(7)	(16)	(9)	(40)
Operating expenses	(484)	(518)	(559)	(636)	(632)	(665)	(680)	(1,556)
General administrative expenses	(449)	(479)	(515)	(591)	(586)	(614)	(626)	(1,447)
Personnel	(217)	(236)	(256)	(311)	(300)	(321)	(321)	(706)
Other administrative expenses	(232)	(242)	(259)	(280)	(287)	(293)	(305)	(740)
Depreciation and amortisation	(35)	(39)	(45)	(45)	(46)	(51)	(54)	(109)

Net operating income	445	567	658	866	904	823	751	1,493

Net loan loss provisions	(225)	(232)	(291)	(321)	(417)	(371)	(433)	(926)
Other income	(3)	(90)	(92)	(171)	(149)	(183)	(77)	(211)

Profit before taxes (w/o capital gains)	217	244	275	374	337	269	241	356

Retail Banking Brazil
Million brazilian real

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	8,971	5,749	3,222	56.0

Income from companies accounted for by the equity method	34	3	31	—
Net fees	3,838	2,797	1,041	37.2
Insurance activity	27	—	27	—

Commercial revenue	12,870	8,549	4,321	50.5

Gains (losses) on financial transactions	883	734	149	20.3

Gross operating income	13,753	9,283	4,470	48.1

Income from non-financial services (net) and other operating income	(131)	(80)	(51)	63.4
Operating expenses	(6,413)	(4,273)	(2,140)	50.1
General administrative expenses	(5,941)	(3,954)	(1,987)	50.2
Personnel	(2,992)	(1,984)	(1,008)	50.8
Other administrative expenses	(2,950)	(1,971)	(979)	49.7
Depreciation and amortisation	(472)	(318)	(153)	48.2

Net operating income	7,209	4,930	2,279	46.2

Net loan loss provisions	(3,897)	(2,079)	(1,819)	87.5
Other income	(1,126)	(694)	(432)	62.2

Profit before taxes (w/o capital gains)	2,185	2,157	28	1.3

Retail Banking Brazil
Million brazilian real

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	1,275	1,375	1,555	1,544	1,527	1,451	1,407	4,586

Income from companies accounted for by the equity method	1	1	1	0	0	1	1	33
Net fees	633	706	709	750	822	779	806	1,430
Insurance activity	—	—	—	—	0	(0)	—	27

Commercial revenue	1,909	2,082	2,264	2,294	2,350	2,231	2,214	6,076

Gains (losses) on financial transactions	52	90	105	487	332	255	176	120

Gross operating income	1,961	2,172	2,369	2,781	2,682	2,486	2,390	6,196

Income from non-financial services (net) and other operating income	(4)	(13)	(26)	(38)	(12)	(26)	(16)	(77)
Operating expenses	(1,020)	(1,028)	(1,074)	(1,151)	(1,098)	(1,101)	(1,130)	(3,084)
General administrative expenses	(947)	(951)	(987)	(1,070)	(1,019)	(1,017)	(1,040)	(2,865)
Personnel	(458)	(469)	(491)	(565)	(521)	(532)	(533)	(1,406)
Other administrative expenses	(489)	(481)	(496)	(505)	(498)	(485)	(506)	(1,460)
Depreciation and amortisation	(74)	(77)	(86)	(81)	(79)	(84)	(90)	(218)

Net operating income	937	1,131	1,270	1,593	1,571	1,358	1,244	3,035

Net loan loss provisions	(474)	(461)	(561)	(583)	(725)	(612)	(720)	(1,841)
Other income	(6)	(185)	(180)	(323)	(259)	(304)	(126)	(437)

Profit before taxes (w/o capital gains)	457	485	529	686	586	442	399	758

Retail Banking Mexico
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,675	1,557	118	7.6

Income from companies accounted for by the equity method	—	—	—	—
Net fees	514	494	20	4.1
Insurance activity	—	—	—	—

Commercial revenue	2,189	2,051	138	6.7

Gains (losses) on financial transactions	232	97	135	138.4

Gross operating income	2,422	2,148	273	12.7

Income from non-financial services (net) and other operating income	(54)	(18)	(36)	198.7
Operating expenses	(862)	(854)	(8)	0.9
General administrative expenses	(775)	(781)	6	(0.8)
Personnel	(394)	(386)	(9)	2.2
Other administrative expenses	(380)	(395)	15	(3.8)
Depreciation and amortisation	(87)	(73)	(14)	19.5

Net operating income	1,506	1,276	229	18.0

Net loan loss provisions	(866)	(457)	(410)	89.7
Other income	(7)	(16)	9	(56.9)

Profit before taxes (w/o capital gains)	632	803	(171)	(21.3)

Retail Banking Mexico
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	373	384	418	382	394	411	435	436

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—	—
Net fees	107	116	134	137	127	138	134	116
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	480	500	553	519	520	549	568	552

Gains (losses) on financial transactions	33	23	41	1	77	111	38	5

Gross operating income	513	522	594	519	598	660	606	558

Income from non-financial services (net) and other operating income	(15)	(10)	(12)	18	(13)	(12)	(17)	(13)
Operating expenses	(195)	(194)	(221)	(244)	(205)	(197)	(226)	(234)
General administrative expenses	(179)	(177)	(202)	(223)	(184)	(177)	(203)	(211)
Personnel	(89)	(93)	(102)	(102)	(97)	(98)	(102)	(97)
Other administrative expenses	(89)	(84)	(101)	(122)	(86)	(79)	(101)	(114)
Depreciation and amortisation	(17)	(17)	(18)	(21)	(21)	(21)	(23)	(23)

Net operating income	303	319	362	293	380	451	363	311

Net loan loss provisions	(92)	(113)	(105)	(148)	(140)	(206)	(247)	(274)
Other income	(2)	(3)	(15)	4	(8)	(7)	24	(17)

Profit before taxes (w/o capital gains)	208	203	242	150	233	239	140	20

Other information
Spread	14.39	14.25	14.41	14.02	14.71	14.90	14.70	14.27

Spread loans	10.84	10.79	10.99	10.64	11.19	11.44	10.99	10.69
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46	3.71	3.58

Retail Banking Mexico
Million dollars

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	2,453	2,131	322	15.1

Income from companies accounted for by the equity method	—	—	—	—
Net fees	753	676	77	11.4
Insurance activity	—	—	—	—

Commercial revenue	3,205	2,806	399	14.2

Gains (losses) on financial transactions	340	133	207	155.1

Gross operating income	3,545	2,940	606	20.6

Income from non-financial services (net) and other operating income	(79)	(25)	(54)	219.5
Operating expenses	(1,262)	(1,169)	(93)	8.0
General administrative expenses	(1,134)	(1,069)	(65)	6.1
Personnel	(577)	(528)	(50)	9.4
Other administrative expenses	(557)	(541)	(16)	2.9
Depreciation and amortisation	(128)	(100)	(28)	27.8

Net operating income	2,204	1,746	458	26.2

Net loan loss provisions	(1,268)	(625)	(644)	103.0
Other income	(10)	(22)	12	(53.9)

Profit before taxes (w/o capital gains)	925	1,099	(174)	(15.8)

Retail Banking Mexico
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	489	517	573	551	589	641	653	569

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—	—
Net fees	140	156	184	196	190	215	201	147
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	629	673	757	747	779	856	854	716

Gains (losses) on financial transactions	44	31	56	3	116	173	56	(5)

Gross operating income	672	704	813	750	895	1,029	910	712

Income from non-financial services (net) and other operating income	(20)	(13)	(16)	24	(19)	(18)	(25)	(17)
Operating expenses	(256)	(261)	(302)	(349)	(306)	(309)	(340)	(307)
General administrative expenses	(234)	(238)	(277)	(319)	(275)	(276)	(306)	(277)
Personnel	(117)	(125)	(139)	(146)	(146)	(153)	(153)	(126)
Other administrative expenses	(117)	(113)	(138)	(173)	(129)	(124)	(152)	(151)
Depreciation and amortisation	(22)	(23)	(25)	(30)	(31)	(32)	(35)	(30)

Net operating income	397	429	495	425	570	702	545	388

Net loan loss provisions	(121)	(151)	(144)	(209)	(209)	(319)	(373)	(367)
Other income	(3)	(4)	(20)	5	(11)	(11)	36	(25)

Profit before taxes (w/o capital gains)	273	274	331	221	349	372	208	(4)

Retail Banking Mexico
Million new mexican peso

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	27,240	23,281	3,960	17.0

Income from companies accounted for by the equity method	—	—	—	—
Net fees	8,359	7,382	977	13.2
Insurance activity	—	—	—	—

Commercial revenue	35,600	30,663	4,937	16.1

Gains (losses) on financial transactions	3,777	1,457	2,320	159.3

Gross operating income	39,377	32,120	7,257	22.6

Income from non-financial services (net) and other operating income	(881)	(271)	(610)	224.8
Operating expenses	(14,016)	(12,771)	(1,245)	9.8
General administrative expenses	(12,596)	(11,678)	(918)	7.9
Personnel	(6,411)	(5,766)	(645)	11.2
Other administrative expenses	(6,185)	(5,912)	(273)	4.6
Depreciation and amortisation	(1,420)	(1,093)	(327)	30.0

Net operating income	24,480	19,078	5,402	28.3

Net loan loss provisions	(14,089)	(6,828)	(7,261)	106.3
Other income	(114)	(242)	129	(53.2)

Profit before taxes (w/o capital gains)	10,278	12,008	(1,730)	(14.4)

Retail Banking Mexico
Million new mexican peso

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	5,385	5,628	6,282	5,985	6,372	6,691	6,743	7,436

Income from companies accounted for by the equity method	0	(0)	(0)	—	—	—	—	—
Net fees	1,541	1,695	2,015	2,131	2,050	2,244	2,070	1,995
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	6,927	7,323	8,298	8,116	8,421	8,935	8,813	9,431

Gains (losses) on financial transactions	479	332	614	31	1,252	1,814	560	152

Gross operating income	7,406	7,656	8,911	8,147	9,673	10,748	9,373	9,583

Income from non-financial services (net) and other operating income	(215)	(140)	(176)	260	(206)	(188)	(261)	(225)
Operating expenses	(2,822)	(2,841)	(3,313)	(3,794)	(3,311)	(3,217)	(3,513)	(3,976)
General administrative expenses	(2,579)	(2,588)	(3,037)	(3,473)	(2,976)	(2,879)	(3,157)	(3,584)
Personnel	(1,288)	(1,362)	(1,527)	(1,589)	(1,577)	(1,592)	(1,580)	(1,662)
Other administrative expenses	(1,291)	(1,226)	(1,510)	(1,884)	(1,399)	(1,288)	(1,576)	(1,922)
Depreciation and amortisation	(243)	(253)	(276)	(321)	(335)	(338)	(357)	(392)

Net operating income	4,369	4,674	5,423	4,612	6,156	7,344	5,598	5,382

Net loan loss provisions	(1,328)	(1,648)	(1,573)	(2,279)	(2,260)	(3,349)	(3,866)	(4,613)
Other income	(35)	(45)	(221)	58	(122)	(109)	384	(266)

Profit before taxes (w/o capital gains)	3,006	2,981	3,629	2,391	3,774	3,885	2,116	502

Retail Banking Chile
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,147	977	170	17.4

Income from companies accounted for by the equity method	1	(3)	4	—
Net fees	294	267	27	10.2
Insurance activity	—	—	—	—

Commercial revenue	1,441	1,241	200	16.1

Gains (losses) on financial transactions	48	4	44	—

Gross operating income	1,489	1,245	244	19.6

Income from non-financial services (net) and other operating income	(13)	(20)	8	(38.6)
Operating expenses	(540)	(531)	(10)	1.8
General administrative expenses	(483)	(479)	(4)	0.9
Personnel	(297)	(296)	(1)	0.4
Other administrative expenses	(186)	(183)	(3)	1.7
Depreciation and amortisation	(57)	(52)	(6)	10.8

Net operating income	936	694	243	35.0

Net loan loss provisions	(355)	(197)	(158)	80.3
Other income	(17)	55	(73)	—

Profit before taxes (w/o capital gains)	563	552	11	2.1

Retail Banking Chile
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	202	242	270	264	274	288	312	273

Income from companies accounted for by the equity method	(0)	(1)	(1)	(0)	(0)	2	(0)	(0)
Net fees	62	65	69	71	78	76	73	67
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	264	305	337	335	352	365	385	339

Gains (losses) on financial transactions	23	(8)	(4)	(6)	13	(1)	3	33

Gross operating income	286	297	333	328	364	364	387	373

Income from non-financial services (net) and other operating income	(5)	(5)	(5)	(6)	(4)	(4)	(4)	0
Operating expenses	(118)	(133)	(141)	(138)	(138)	(143)	(137)	(122)
General administrative expenses	(107)	(120)	(123)	(128)	(123)	(129)	(123)	(108)
Personnel	(65)	(75)	(77)	(79)	(76)	(82)	(75)	(65)
Other administrative expenses	(42)	(45)	(46)	(50)	(47)	(47)	(49)	(43)
Depreciation and amortisation	(11)	(13)	(17)	(10)	(16)	(14)	(13)	(14)

Net operating income	163	159	187	184	222	217	247	251

Net loan loss provisions	(33)	(30)	(57)	(77)	(76)	(94)	(85)	(101)
Other income	12	17	14	12	11	5	(12)	(22)

Profit before taxes (w/o capital gains)	142	146	145	119	156	128	150	128

Other information
Spread	7.35	7.75	8.28	8.24	8.40	8.61	8.69	8.51

Spread loans	5.11	5.21	5.32	5.26	5.33	5.45	5.24	5.35
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16	3.45	3.16

Retail Banking Chile
Million dollars

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	1,679	1,337	342	25.6

Income from companies accounted for by the equity method	1	(4)	5	—
Net fees	430	365	65	17.9
Insurance activity	—	—	—	—

Commercial revenue	2,110	1,698	412	24.3

Gains (losses) on financial transactions	70	5	65	—

Gross operating income	2,180	1,703	477	28.0

Income from non-financial services (net) and other operating income	(18)	(28)	10	(34.3)
Operating expenses	(791)	(726)	(65)	8.9
General administrative expenses	(707)	(655)	(52)	7.9
Personnel	(435)	(405)	(30)	7.4
Other administrative expenses	(272)	(250)	(22)	8.8
Depreciation and amortisation	(84)	(71)	(13)	18.5

Net operating income	1,370	949	421	44.4

Net loan loss provisions	(520)	(270)	(251)	92.9
Other income	(26)	76	(101)	—

Profit before taxes (w/o capital gains)	824	755	70	9.2

Retail Banking Chile
Million dollars

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	264	325	369	378	410	449	469	350

Income from companies accounted for by the equity method	(0)	(2)	(2)	(0)	(1)	2	(0)	(1)
Net fees	81	87	94	102	117	118	109	86
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	345	411	461	480	526	570	578	435

Gains (losses) on financial transactions	30	(11)	(5)	(9)	19	(1)	4	48

Gross operating income	375	400	456	472	545	569	582	483

Income from non-financial services (net) and other operating income	(6)	(7)	(7)	(8)	(6)	(7)	(6)	1
Operating expenses	(155)	(179)	(193)	(199)	(207)	(223)	(205)	(156)
General administrative expenses	(140)	(162)	(169)	(184)	(183)	(201)	(185)	(138)
Personnel	(86)	(101)	(106)	(113)	(113)	(128)	(112)	(82)
Other administrative expenses	(54)	(61)	(63)	(71)	(70)	(74)	(73)	(55)
Depreciation and amortisation	(15)	(18)	(24)	(14)	(23)	(22)	(20)	(18)

Net operating income	214	214	257	265	332	339	371	329

Net loan loss provisions	(44)	(40)	(77)	(109)	(114)	(146)	(127)	(133)
Other income	16	23	19	18	16	8	(18)	(32)

Profit before taxes (w/o capital gains)	186	196	199	174	234	201	226	164

Retail Banking Chile
Million chilean peso

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	868,391	698,392	169,999	24.3

Income from companies accounted for by the equity method	502	(2,102)	2,604	—
Net fees	222,496	190,571	31,925	16.8
Insurance activity	—	—	—	—

Commercial revenue	1,091,390	886,861	204,529	23.1

Gains (losses) on financial transactions	36,189	2,680	33,510	—

Gross operating income	1,127,579	889,541	238,039	26.8

Income from non-financial services (net) and other operating income	(9,524)	(14,631)	5,107	(34.9)
Operating expenses	(409,106)	(379,184)	(29,922)	7.9
General administrative expenses	(365,872)	(342,342)	(23,530)	6.9
Personnel	(224,955)	(211,500)	(13,455)	6.4
Other administrative expenses	(140,917)	(130,842)	(10,075)	7.7
Depreciation and amortisation	(43,234)	(36,842)	(6,392)	17.3

Net operating income	708,949	495,726	213,223	43.0

Net loan loss provisions	(269,209)	(140,937)	(128,272)	91.0
Other income	(13,224)	39,555	(52,778)	—

Profit before taxes (w/o capital gains)	426,517	394,344	32,173	8.2

Retail Banking Chile
Million chilean peso

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	142,827	171,712	192,552	191,301	189,837	210,390	240,167	227,998

Income from companies accounted for by the equity method	(168)	(950)	(937)	(47)	(294)	1,162	(61)	(305)
Net fees	44,027	46,000	48,947	51,597	54,112	55,300	56,533	56,551
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	186,685	216,763	240,562	242,851	243,655	266,852	296,639	284,244

Gains (losses) on financial transactions	16,084	(5,937)	(2,882)	(4,585)	8,737	(336)	2,094	25,695

Gross operating income	202,770	210,826	237,679	238,266	252,392	266,516	298,733	309,939

Income from non-financial services (net) and other operating income	(3,455)	(3,598)	(3,424)	(4,154)	(2,914)	(3,210)	(3,143)	(258)
Operating expenses	(83,734)	(94,643)	(100,504)	(100,303)	(95,691)	(104,679)	(105,821)	(102,916)
General administrative expenses	(75,761)	(85,323)	(88,098)	(93,160)	(84,920)	(94,340)	(95,352)	(91,260)
Personnel	(46,350)	(53,036)	(55,094)	(57,019)	(52,454)	(59,726)	(57,863)	(54,912)
Other administrative expenses	(29,411)	(32,287)	(33,004)	(36,140)	(32,466)	(34,614)	(37,490)	(36,348)
Depreciation and amortisation	(7,974)	(9,320)	(12,406)	(7,144)	(10,772)	(10,338)	(10,468)	(11,656)

Net operating income	115,580	112,585	133,751	133,809	153,787	158,628	189,770	206,765

Net loan loss provisions	(23,571)	(21,266)	(40,358)	(55,741)	(52,910)	(68,262)	(65,537)	(82,499)
Other income	8,417	12,131	10,023	8,983	7,364	3,899	(8,185)	(16,301)

Profit before taxes (w/o capital gains)	100,427	103,450	103,416	87,051	108,240	94,264	116,048	107,965

Global Wholesale Banking
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	2,095	1,512	583	38.6

Income from companies accounted for by the equity method	2	2	(0)	(8.7)
Net fees	861	922	(62)	(6.7)
Insurance activity	—	—	—	—

Commercial revenue	2,958	2,436	522	21.4

Gains (losses) on financial transactions	1,027	878	149	17.0

Gross operating income	3,985	3,314	671	20.2

Income from non-financial services (net) and other operating income	(36)	(30)	(7)	22.9
Operating expenses	(1,113)	(1,115)	3	(0.2)
General administrative expenses	(1,025)	(1,024)	(1)	0.1
Personnel	(647)	(632)	(15)	2.4
Other administrative expenses	(378)	(392)	14	(3.7)
Depreciation and amortisation	(88)	(91)	4	(3.9)

Net operating income	2,836	2,169	667	30.7

Net loan loss provisions	(276)	(62)	(213)	342.2
Other income	(12)	(35)	23	(65.0)

Profit before taxes (w/o capital gains)	2,548	2,072	476	23.0

			Variation
	31.12.08	31.12.07	Amount	%
Business volumes
Total assets	234,419	249,405	(14,986)	(6.0)
Customer loans	64,187	80,582	(16,395)	(20.3)
Customer deposits	42,298	74,735	(32,436)	(43.4)

Global Wholesale Banking
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	331	369	375	437	395	548	578	575

Income from companies accounted for by the equity method	0	1	1	0	0	0	0	0
Net fees	328	188	181	225	225	209	190	238
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	659	558	557	663	620	757	768	813

Gains (losses) on financial transactions	404	301	141	32	285	122	177	444

Gross operating income	1,064	858	697	695	905	879	945	1,257

Income from non-financial services (net) and other operating income	(7)	(8)	(6)	(9)	(3)	(11)	(6)	(16)
Operating expenses	(254)	(255)	(271)	(334)	(278)	(285)	(281)	(268)
General administrative expenses	(233)	(232)	(247)	(312)	(256)	(263)	(259)	(246)
Personnel	(143)	(135)	(148)	(205)	(161)	(163)	(164)	(159)
Other administrative expenses	(90)	(97)	(99)	(107)	(95)	(100)	(96)	(87)
Depreciation and amortisation	(21)	(24)	(24)	(23)	(22)	(22)	(22)	(22)

Net operating income	802	595	420	352	623	583	657	973

Net loan loss provisions	47	24	(21)	(113)	(29)	(35)	(42)	(169)
Other income	32	(43)	(22)	(3)	(2)	(5)	(10)	5

Profit before taxes (w/o capital gains)	882	577	377	236	592	543	605	808

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Business volumes
Total assets	263,581	263,435	261,059	249,405	216,407	236,909	210,861	234,419
Customer loans	79,877	82,224	74,376	80,582	69,073	69,519	65,627	64,187
Customer deposits	57,764	59,629	69,071	74,735	63,649	53,958	47,873	42,298

Asset Management and Insurance
Million euros

			Variation
	2008	2007	Amount	%
Income statement
Net interest income	57	57	0	0.8

Income from companies accounted for by the equity method	—	—	—	—
Net fees	407	470	(64)	(13.5)
Insurance activity	356	319	37	11.6

Commercial revenue	820	846	(26)	(3.1)

Gains (losses) on financial transactions	26	19	6	32.5

Gross operating income	846	866	(20)	(2.3)

Income from non-financial services (net) and other operating income	0	(1)	1	—
Operating expenses	(299)	(305)	6	(1.9)
General administrative expenses	(279)	(285)	6	(2.0)
Personnel	(132)	(133)	0	(0.2)
Other administrative expenses	(147)	(153)	5	(3.6)
Depreciation and amortisation	(19)	(19)	0	(0.9)

Net operating income	547	560	(13)	(2.3)

Net loan loss provisions	2	(0)	2	—
Other income	(13)	(16)	3	(21.7)

Profit before taxes (w/o capital gains)	537	544	(7)	(1.3)

			Variation
	31.12.08	31.12.07	Amount	%
Business volumes
Total assets	21,193	18,071	3,121	17.3
Customer loans	27	22	5	21.9
Customer deposits	2	1	1	218.7

Asset Management and Insurance
Million euros

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08
Income statement
Net interest income	13	17	13	13	12	17	15	14

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	112	118	117	124	108	104	98	97
Insurance activity	80	86	83	70	88	92	81	94

Commercial revenue	205	220	213	207	208	212	195	205

Gains (losses) on financial transactions	2	2	16	0	12	11	2	0

Gross operating income	207	222	230	207	220	223	197	205

Income from non-financial services (net) and other operating income	0	0	(3)	2	(0)	0	(0)	0
Operating expenses	(70)	(61)	(65)	(108)	(75)	(73)	(73)	(78)
General administrative expenses	(64)	(58)	(60)	(103)	(71)	(69)	(67)	(72)
Personnel	(27)	(28)	(31)	(46)	(35)	(34)	(34)	(30)
Other administrative expenses	(37)	(30)	(29)	(56)	(36)	(36)	(33)	(42)
Depreciation and amortisation	(6)	(4)	(5)	(6)	(4)	(3)	(5)	(6)

Net operating income	137	161	161	100	145	151	124	127

Net loan loss provisions	(0)	0	(0)	(0)	(0)	(0)	0	2
Other income	(4)	1	(20)	7	(6)	5	(4)	(8)

Profit before taxes (w/o capital gains)	134	162	141	107	139	156	120	121

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08
Business volumes
Total assets	17,796	18,298	19,015	18,071	19,509	20,434	20,664	21,193
Customer loans	142	224	255	22	43	41	94	27
Customer deposits	0	5	10	1	0	1	2	2

NPL ratio
%

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08

Continental Europe	0.80	0.79	0.84	0.90	1.13	1.43	1.89	2.31

Santander Branch Network	0.56	0.57	0.66	0.65	0.87	1.33	1.92	2.58
Banesto	0.42	0.42	0.43	0.47	0.59	0.80	1.18	1.64
Santander Consumer Finance	2.66	2.78	2.81	2.84	3.15	3.49	3.87	4.18
Portugal	1.16	1.27	1.30	1.25	1.37	1.53	1.65	1.72

United Kingdom	0.55	0.55	0.58	0.60	0.66	0.70	0.76	1.04

Latin America	1.50	1.61	1.77	1.87	2.13	2.16	2.37	2.95

Brazil	2.62	2.70	2.79	2.74	3.26	3.11	3.21	3.58
Mexico	0.83	1.05	1.09	1.20	1.31	1.45	2.06	2.41
Chile	1.70	1.88	2.08	2.11	2.23	2.28	2.45	2.64

Operating Areas	0.80	0.81	0.87	0.94	1.12	1.31	1.62	2.02

Spain	0.51	0.51	0.56	0.63	0.84	1.08	1.50	1.95

NPL coverage
%

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08

Continental Europe	202	211	196	188	159	129	109	90

Santander Branch Network	299	291	254	248	193	130	102	75
Banesto	393	386	369	333	269	202	146	106
Santander Consumer Finance	114	113	104	96	92	90	87	86
Portugal	128	121	119	117	107	93	82	77

United Kingdom	81	78	74	66	59	55	57	69

Latin America	160	151	139	134	124	121	116	108

Brazil	99	102	102	101	102	103	101	102
Mexico	241	217	210	192	175	158	134	132
Chile	148	132	121	118	109	111	111	102

Operating Areas	164	167	157	149	133	116	103	91

Spain	292	310	280	264	202	165	129	98

Spreads loans and deposits
%

	Q1’ 07	Q2’ 07	Q3’ 07	Q4’ 07	Q1’ 08	Q2’ 08	Q3’ 08	Q4’ 08

Santander Branch Network
Spread loans	1.25	1.26	1.24	1.32	1.38	1.39	1.43	1.70
Spread deposits	2.22	2.43	2.70	2.66	2.44	2.48	2.52	2.16

SUM	3.47	3.69	3.94	3.98	3.82	3.87	3.95	3.86

Retail Banking Banesto
Spread loans	1.32	1.28	1.29	1.34	1.37	1.42	1.45	1.53
Spread deposits	2.03	2.11	2.19	2.15	1.90	2.01	1.90	1.64

SUM	3.35	3.39	3.48	3.49	3.27	3.43	3.35	3.17

Santander Consumer Finance
Spread loans	4.10	3.99	3.82	3.67	3.69	3.63	3.56	3.69

Retail Banking Portugal
Spread loans	1.46	1.43	1.35	1.37	1.47	1.39	1.37	1.48
Spread deposits	1.96	2.01	2.17	2.14	1.96	1.94	1.90	1.57

SUM	3.42	3.44	3.52	3.51	3.43	3.33	3.27	3.05

Retail Banking United Kingdom
Spread loans	0.69	0.69	0.65	0.61	0.66	0.70	0.77	0.88
Spread deposits	1.28	1.32	1.36	1.37	1.34	1.25	1.24	1.14

SUM	1.97	2.01	2.01	1.98	2.00	1.95	2.01	2.02

Retail Banking Brazil
Spread loans	16.42	16.46	16.04	16.03	15.65	15.13	14.62	14.98
Spread deposits	1.62	1.43	1.40	1.32	1.29	1.26	1.23	1.28

SUM	18.04	17.89	17.44	17.35	16.94	16.39	15.85	16.26

Retail Banking Mexico
Spread loans	10.84	10.79	10.99	10.64	11.19	11.44	10.99	10.69
Spread deposits	3.55	3.46	3.42	3.38	3.52	3.46	3.71	3.58

SUM	14.39	14.25	14.41	14.02	14.71	14.90	14.70	14.27

Retail Banking Chile
Spread loans	5.11	5.21	5.32	5.26	5.33	5.45	5.24	5.35
Spread deposits	2.24	2.54	2.96	2.98	3.07	3.16	3.45	3.16

SUM	7.35	7.75	8.28	8.24	8.40	8.61	8.69	8.51

Risk-weighted assets*
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08	30.06.08	30.09.08	31.12.08

Continental Europe	258,788	273,642	281,606	289,524	290,298	258,447	268,796	261,325

Santander Branch Network	95,478	99,718	102,922	103,609	104,095	74,794	76,310	74,700
Banesto	64,887	66,944	69,818	72,052	72,161	61,381	63,420	61,425
Santander Consumer	32,936	31,576	33,143	34,771	36,578	40,353	42,811	45,814
Portugal	21,689	22,256	22,670	24,397	24,388	25,105	25,581	26,270

United Kingdom	90,473	89,774	94,265	90,186	87,282	63,804	67,350	86,168

Latin America	72,831	74,882	74,795	76,960	77,612	95,246	100,389	129,629

Brazil	19,484	21,106	21,996	23,016	23,701	35,780	36,833	70,033
Mexico	15,965	15,123	15,050	15,337	16,088	21,608	21,880	18,242
Chile	14,876	14,479	15,564	16,521	18,297	16,325	17,252	16,631

Operating Areas	422,092	438,298	450,667	456,671	455,191	417,497	436,535	477,122

Financial management and equity stakes	50,846	48,093	46,979	58,380	58,489	48,362	36,360	36,891

Total	472,937	486,391	497,645	515,050	513,681	465,859	472,895	514,013

(*).- Data since of 30.06.08 estimated under BIS II. Previous data under BIS I.

Item 4

ACTIVITY AND RESULTS

2008

5 February 2009

Santander

ACTIVITY AND RESULTS 2008 5 February 2009 ACTIVITY AND RESULTS 2008 5 February 2009

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or o ther advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information conta ined in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda

3

- **2008 Summary**
- 2008 Results
  - Group
  - Business Areas
- 2009. Management drivers
- Appendix

Santander

Agenda Group Business Areas 2008 Summary 2008 Results — — 2009. Management drivers Appendix

2008 Summary

4

Economic downturn

Volatile financial markets

Scarcity and greater cost of liquidity

Banking crisis: bankruptcies / nationalisations

… where Santander was once again one of the winners by:

1. Profit size and recurrence
2. Balance sheet strength
3. Remuneration via dividends and Total Shareholders' Return
4. Greater diversification and potential of business portfolio

Santander

2008 Summary 4 Economic downturn Volatile financial markets Scarcity and greater cost of liquidity Banking crisis: bankruptcies / nationalisations 2008: a very complex year for the world’s banking business ... where Santander was once againone of the winners by: Profit size and recurrence Balance sheet strength Remuneration via dividends and Total Shareholders’ Return Greater diversification and potential of business portfolio

5

1 In 2008, higher recurrent profit backed by all business areas

Attributable profit excluding capital gains

EUR million
+23%
+9%
6,582
8,111
8,876*
2006
2007
2008

EPS** (€)	0.98	+21.4%	1.19	+2.4%	1.22*

Growth by geographic area (Attributable profit)

% var. 2008 / 2007
Continental Europe (euro)
+11%
UK (sterling)
+21%
Latin America ex- B. Real (dollars)
+9%

Moreover, B. Real contributes USD 1,357 million

Santander

In 2008, higher recurrent profit backed by all businessareas 5 8,876* 2008 1.22* +9% +2.4% 8,111 2007 1.19 capital gains +21.4% Attributable profit excluding +23% 6,582 2006 0.98 EUR million EPS** (—) +21% +11% Growth by geographic area (Attributable profit) +9% Moreover, B. Real contributes USD 1,357 million % var. 2008 / 2007 Continental Europe (euro) UK (sterling) Latin America ex- B. Real (dollars) (*) Including the charge made in Q4’08 for Madoff’s and Lehman’s victims (**) According to regulation IAS 33, the EPS was calculated applying the adjustment factor related to the capital increase with rights done in December 2008.

6

Quarterly attributable profit without capital gains

EUR million
8,111
+9%
8,876
1,802
2,074
2,113
2,121
2,206
2,524
2,205
1,941
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4
Fund for Madoff's and Lehman's victims: EUR 450 mill. (after tax)

Santander

6 One-off impacts in trading gains in Q4’08, brings the Group’squarterly profit below the recurrent profit: EUR 2.2 / 2.3 bill (after tax) Fund for Madoff’s and Lehman’s victims: EUR 450 mill. 1,941 Q4 2,205 Q3 8,876 2,524 Q2 2,206 Q1’08 +9% 2,121 Q4 Quarterly attributable profit without capital gains 2,113 Q3 8,111 2,074 Q2 EUR million 1,802 Q1’07 7

7

Capital gains and allocations (after tax)

EUR million
8,876
1,327
2,245
12,448
-1.430
-2.142
8,876
▪ SAN Financial City: 586
▪ Sale ABN liabilities: 741
▪ Sale Italy's ABN businesses
▪ Allowances Fortis / RBS
▪ Abbey intangible: -904
(brand and core deposits)
▪ Early retirement fund: -382
▪ Restructuring fund: -386
▪ Goodwill and portfolios: -295
▪ Others: -175
2008 ordinary profit
Net capital gains
2008 profit incl. capital gains
Net allocations
2008 total attrib. profit

Santander

1 Moreover, we obtained high capital gains that were totally assigned to voluntary allocations and to strengthen capital... 8,876 2008 total attrib. profit -904 -382 -386 -295 -175 -2.142 Abbey intangible: (brand and core deposits) Early retirement fund: Restructuring fund: Goodwilland portfolios: Others: -1.430 / RBS Net allocations Allowances Fortis 12,448 2008 profit incl. capital gains 2,245 Sale Italy’s ABN businesses Capital gains and allocations (after tax) Net capital gains 1,327 SAN Financial City: 586 Sale ABN liabilities: 741 EUR million 8,876 2008 ordinary profit

8

1 … and therefore have no impact on total profit, unlike in previous years

Total attributable profit

EUR million

TOTAL
Net capital gains - allocations
Excluding capital gains
7,596
1,014
6,582
9,060
950
8,111
-2%
+9%
8,876
8,876
2006
2007
2008

Capital gains and allocations (after tax)

EUR million

	2006
Capital gains	+2,103
Allocations	-1,089
Net	**+1,014**

	2007
Capital gains	+2,348
Allocations	-1,398
Net	**+950**

	2008
Capital gains	+3,572
Allocations	-3,572
Net	**---**

Santander

1 8 and therefore have no impact on total profit, unlike inprevious years ... 2006 +2,103 -1,089 +1,014 2007 +2,348 -1,398 +950 2008 +3,572 -3,572 — Capital gains and allocations(after tax) Capital gains Allocations Net Capital gains Allocations Net Capital gains Allocations Net EUR million 8,876 8,876 2008 -2% +9% 9,060 950 8,111 2007 Total attributable profit 7,596 1,014 6,582 2006 EUR million TOTAL Net capital gains — allocations Excluding capital gains [Graphic Appears Here] [+2.4] excl. capital gains -6.5 -8.4 -15.0 -19.6 -20.5 (losses) -29.7 -34.3 (from profit to loss) (from profit to loss) -37.0 -38.5 -38.9 -50.1 -51.1 EPS 2008 / 07* (%) -64.7 -68.0 -68.7 -69.0 -83.3 -98.3 C1 SAN C2 C3 C4 C5 C6 C7 C8 C9 C10 C11 C12 C13 C14 C15 C16 C17 C18 C19 C20 Changes in local currency [+9.4] excl. capital gains -1.4 -2.0 -14.1 -17.6 -18.1 -23.2 -25.0 (losses) -35.6 -40.7 (from profit to loss) (from profit to loss) -43.4 -43.9 -52.0 -53.3 -63.5 -67.2 -68.0 -82.7

9

Attributable profit 2008 / 07* (%)

C1 -1.4
SAN -2.0
C2 -14.1
C3 -17.6
C4 -18.1
C5 -23.2
C6 -25.0
C7 -35.6
C8 -40.7
C9 -43.4
C10 -43.9
C11 -52.0
C12 -53.3
C13 -63.5
C14 -67.2
C15 -68.0
C16 -82.7
C17 -88.9
C18 (from profit to loss)
C19 (from profit to loss)
C20 (losses)
[+9.4] excl. capital gains

EPS 2008 / 07* (%)

C1 -6.5
SAN -8.4
C2 -15.0
C3 -19.6
C4 -20.5
C5 -29.7
C6 -34.3
C7 -37.0
C8 -38.5
C9 -38.9
C10 -50.1
C11 -51.1
C12 -64.7
C13 -68.0
C14 -68.7
C15 -69.0
C16 -83.3
C17 -98.3
C18 (from profit to loss)
C19 (from profit to loss)
C20 (losses)
[+2.4] excl. capital gains

All in all, we continued outperforming our peers, ranking among the top positions by profit growth and EPS ... Attributable profit 2008 / 07* (%) -88.9 Published data or Bloomberg estimates as of 31-12-2008. 1 C1 SAN C2 C3 C4 C5 C6 C7 C8 C9 C10 C11 C12 C13 C14 C15 C16 C17 C18 C19 C20 (*) Note: “Peers Group” are 20 large banks that due to their size, characteristics and /or degree of direct competition are the reference group to surpass: Banco Itaú, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Credit Agricole, HBOS, HSBC, Intesa Sanpaolo, JP Morgan, Lloyds, Mitsubishi, Nordea, Royal Bank of Canada, RBS, Societe Generale, UBS, Unicredito, Wells Fargo.

10

1 … which enabled us to continue to climb up the world ranking …

Top 10 worldwide by attrib. profit 2006

Citi 17.2
BOA 16.8
HSBC 12.6
JPM 11.5
RBS 9.1
UBS 7.8
SAN 7.6
7º
GS 7.5
BNP 7.3
C. Suis. 7.2

Top 10 worldwide by attrib. profit 2007

HSBC 14.0
JPM 11.2
BOA 10.8
RBS 10.7
SAN 9.1
5º
GS 8.3
BNP 7.8
ICBC 7.8
Intesa 7.3
CCB 6.6

Top 10 worldwide by attrib. profit 2008 (*)

ICBC 11.7
CCB 10.2
HSBC 9.8
SAN 8.9
4º
BoC 7.1
BBVA 5.0
Intesa 4.7
BNP 4.6
Unicre 4.6
Wells F 4.6

EUR billion

Chinese banks

(*) 2008 data published by banks or Bloomberg estimates

Santander

...which enabled us to contin ue to climb up the world ranking ... Top 10 worldwide by Citi BOA HSBC JPM RBS UBS SAN GS BNP C. Suis. EUR billion 14.0 5º 11.2 10.8 10.7 9.1 8.3 7.8 7.8 7.3 attrib. profit 2007 6.6 Chinese banks Top 10 worldwide by HSBC JPM BOA RBS SAN GS BNP ICBC Intesa CCB 4º 11.7 10.2 9.8 8.9 7.1 5.0 4.7 4.6 4.6 4.6 Top 10 worldwide by attrib. profit 2008 (*) ICBC CCB HSBC SAN BoC BBVA Intesa BNP Unicre Wells F (*) 2008 data published by banks or Bloomberg estimates

11

2 Balance sheet strength

Liquid balance sheet, of low risk and well capitalised

Balance sheet structurally "liquid"

"Plain vanilla" balance sheet and retail business

Credit quality and high coverage ratios

- Loan-loss allowances: € 12,863 mill. (Generic ones: € 6,181 mill.)

High quality capital

- Core capital: 7.23%
- Tangible equity*: 4.2%

Santander

Balance sheet strength Liquid balance sheet, of low risk and well capitalised 2 Balance sheet structurally “liquid” “Plain vanilla” balance sheet and retail business Credit quality and high coverage ratios High quality capital + capital 12,863 mill. 83% Deposits increase (excluding exchange rate impact:EUR 119 bill. (40 organic; 79 acquisitions) Over 80% of loans without securitisations are financed by deposits excluding Repos 6,181 mill.) Loans: 60% of assets Retail loans: 90% of customer loans High collateral: 56% secured loans Loan-loss allowances: —(Generic ones: — Core capital: 7.23% Tangible equity*: 4.2% (*).- Calculated as (capital + reserves +retained profit — own shares — intangibles) / (total assets — intangibles) 2

2 Balance sheet strength

12

Group

NPLs
2.04%
2.76%
SAN
European peers*
Coverage
91%
58%
SAN
European peers*

Spain

% NPLs
Banks + Savings banks
0.66
0.68
0.62
0.83
1.11
1.61
2.56
3.14
(Nov.)
0.65
0.61
0.53
0.64
0.88
1.08
1.50
1.95
Grupo SAN
Dec'04 Dec'05 Dec'06 Dec'07 Mar'08 Jun'08 Sep'08 Dec'08
Sector's source: Banco de España

United Kingdom**

% NPLs
Sector
0.88
1.06
1.03
1.10
1.21
1.33
1.44
Abbey
0.61
0.68
0.61
0.69
0.72
0.72
0.77
Dec'04 Dec'05 Dec'06 Dec'07 Mar'08 Jun'08 Sep'08
Sector's source: Council Mortgage Lenders

Latin America**

% NPLs
Sector
4.2%
4.0%
4.1%
3.9%
4.1%
4.0%
4.1%
2.0%
1.7%
2.0%
2.3%
2.5%
2.4%
2.5%
SAN
Dec'04 Dec'05 Dec'06 Dec'07 Mar'08 Jun'08 Sep'08
Sector's source: Central banks

Santander

Balance sheet strength 12 We offer better credit quality in the main markets where we operate 1.44 0.77 Sep’08 58% European peers* Coverage 1.33 0.72 Jun’08 91% SAN Sector 1.21 Abbey 0.72 Mar’08 Group 1.10 0.69 Dec’07 2.76% European peers* United Kingdom** 1.03 0.61 Dec’06 NPLs 1.06 0.68 Dec’05 2.04% SAN 0.88 0.61 Dec’04 Sector’s source: Council Mortgage Lenders % NPLs 3.14 (Nov.) 1.95 4.1% 2.5% Sep’08 Grupo SAN Sector SAN 2.56 1.50 Sep’08 Dec’08 4.0% 2.4% Jun’08 1.61 1.08 Jun’08 4.1% 2.5% Mar’08 1.11 0.88 Mar’08 Spain 3.9% 2.3% Dec’07 0.83 0.64 Latin America** 4.1% 2.0% Dec’06 Banks + Savings banks 0.62 0.53 4.0% 1.7% Dec’05 0.68 0.61 % NPLs 0.66 0.65 Dec’04 Dec’05 Dec’06 Dec’07 Sector’s source: Banco de España % NPLs 4.2% 2.0% Dec’04 Sector’s source: Central banks Average banks included in our peer group at September 2008 (**) Data according to local criteria, on a like-for-like basis with the sector (*)

2 Balance sheet strength

13

Core capital performance

Current target 7%
Previous target 6%
5.05%
6.05%
5.91%
6.25%
6.31%
7.23%
2004
2005
2006
2007
Sep'08
Dec'08

High quality core capital

Santander

2 Balance sheet strength 13 Moreover, our balance sheet is strongly capitalised: Core Capital ratio 7.23% ... 7.23% 7. Dec’08 6.31% Sep’08 6.25% 2007 5.91% 2006 Core capital performance 6.05% 2005 5.05% 2004 Note: 2008 based on BIS II, previous data based on BIS I Current target 7% Previous target 6% High quality core capital Strict definition of core capital (“without additions or subsidies”) Without support from portfolios reclassification Exchange rates hedges Moreover, we have large generic provisions And the capacity to generate 10 /15 b.p. of capital each quarter

14

3 Profit performance and capital strength allowed us to repeat the nominal dividend (0.6508 €)

Nominal dividend per share

Euros
+0%
0.6508
0.6508
+25%
0.5206
+25%
0.4165
+25%
0.3332
2004
2005
2006
2007
2008

CAGR dividend per share last 10 years: +14%*

A 4.2% increase o/2007 in the dividend paid to shareholders* …

Euros
+4.2%
+25%
0.6068
0.6325
+25%
0.4854
+25%
0.3883
0.3107
2004
2005
2006
2007
2008

… and an 18% increase in the total dividend paid

EUR million
4,812
4,070
3,256
2,605
1,838
2004
2005
2006
2007
2008

Santander

Profit performance and capital strength allowed us torepeat the nominal dividend (0.6508 —) 14 0.6508 2008 +0% 0.6508 2007 +25% 0.5206 2006 Nominal dividend per share +25% 0.4165 2005 CAGR dividend per share last 10 years: +14%* +25% 0.3332 2004 Euros 0.6325 2008 4,812 2008 +4.2% 0.6068 2007 4,070 2007 +25% 0.4854 2006 3,256 2006 +25% dividend paid 0.3883 2005 2,605 2005 A 4.2% increase o/2007 in the +25% 2004 dividend paid to shareholders* ... 0.3107 ... and an 18% increase in the total 1,838 2004 Euros EUR million (*) Dividend per share reflects the number of shares corresponding to the capital increase with rights in December 2008, under regulation IAS 33.

15

... the market (difference vs. DJ Stoxx Banks in p.p.)

+14.5
+16.9
+9.5
+5.4
+6.7
1 year
3 years
5 years
10 years
15 years

... and our peers (difference vs. average peers in p.p.)

+1.8
+11.7
+7.2
+2.1
+3.4
1 year
3 years
5 years
10 years
15 years

Santander

3 In total shareholders’ return (TSR) we continue outperforming, in the short, medium and long term ... 15 +6.7 15 years +3.4 15 years +5.4 10 years +2.1 10 years (difference vs. DJ Stoxx Banks in p.p.) +9.5 5 years (difference vs. average peers in p.p.) +7.2 5 years _____ .... the market +16.9 3 years ... and our peers +11.7 3 years +14.5 1 year +1.8 1 year Note: “Peers Group” are 20 large banks that due to their size, characteristics and /or degree of direct competition are the reference group to surpass: Banco Itaú, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Credit Agricole, HBOS, HSBC, Intesa Sanpaolo, JP Morgan, Lloyds, Mitsubishi, Nordea, Royal Bank of Canada, RBS, Societe Generale, UBS, Unicredito, Wells Fargo.

16

BRAZIL

UNITED KINGDOM

- Points of sale x2: 1,300 branches
- PFS market share: >10%
- TOP 3 by deposits
- **Synergies*: £ 0.2 bill.**

SC GERMANY

Entering USA's Northeast with Sovereign (January 2009)

- Region's potential: SOV footprint = 80% of Spain's deposits
- SOV's franchise potential: **US$ 47 Bill. deposits, 747 branches,**
- **Synergies*: US$ 0.2 bill.**

(*) Synergies by the third year

Santander

Moreover, we strengthened our business portfolio in core markets ... 4 >10% BRAZIL Points of sale x2: 3,551 branches + PABs Market share: TOP 3 private bank Synergies*: R$2.7bill. KINGDOM >10% 0.2 bill. Points of sale x2: 1,300 branches PFS market UNITED share: TOP 3 by deposits Synergies*: £ GERMANY SC 6 million customers 185 branches Leader in consumer business Synergies*: — 0.1 bill. (January 2009) Sovereign with US$47 Bill. deposits, 747 branches, Northeast USA’s franchise potential: Entering Region’s potential: SOV footprint = 80% of Spain’s deposits SOV’s Synergies*: US$0.2 bill. _____ .... offering us growth potential in results in the coming years (business + synergies) Synergies by the third year (*)

Agenda

17

- 2008 Summary
- **2008 Results**
  - **Group**
  - Business Areas
- 2009. Management drivers
- Appendix

Santander

Agenda 17 Group Business Areas 2008 Summary 2008 Results — — 2009. Management drivers Appendix

18

EUR mill.	2008	Change o / 2007 %*	Change o / 2007 % with B. Real by equity method
Commercial revenues	28,240	+17.2	+12.0
Gain on financial transactions	2,802	-6.5	-6.5
Gross operating income	**31,042**	**+14.6**	**+10.0**
Operating expenses	-13,161	+7.8	+1.8
Net operating income	**17,729**	**+19.5**	**+16.2**
Loan-loss provisions	-5,976	+72.2	+61.0
Net op. income net of LLPs	**11,754**	**+3.4**	**+2.6**
Attr. profit (excl. capital gains)	**8,876**	**+9.4**	**+9.4**

1. Resilience of the most commercial revenues ...
2. ... and strict costs adjustment ...
3. ... allowed larger provisions due to environment worsening, to be absorbed ...
4. ... and keep on growing in profits

Santander

Amid a strong economic downturn scenario, the income statement highlights the strength of underlying business
123Change o / 2007 % with B. Real by equity method +12.0 -6.5+10.0 +1.8+16.2 +61.0 +2.6 +9.4%* +17.2 -6.5+14.6 +7.8+19.5 +72.2 +3.4 +9.42008 28,240 2,80231,042 -13,16117,729 -5,976 11,754 8,876EUR mill. Commercial revenues Gain on financial transactionsGross operating income Operating expensesNet operating income Loan-loss provisions Net op. income net of LLPs Attr. profit (excl. capital gain s) Resilience of the most commercial revenues ... ... and strict costs adjustment ... ... allowed larger provisions due to environment worsening, to be absorbed ... ... and keep on growing in profits (*) Including three quarters from B. Real accounted for by the equity method and one quarter by global integration 1

19

1 The most commercial revenues remained solid quarter after quarter backed by net interest income, ...

Net interest income (excl. dividends) + fees and insurance activity

EUR billion
Fees + Insurance activity
Net interest income (excl. dividends)
3.8 4.0 4.4 4.6 4.6 4.7 4.9 5.1 5.6 5.8 5.9 6.1 6.3 6.5 6.7 6.6
1.4 1.5 1.7 1.8 1.7 1.8 1.8 1.9 2.1 2.1 2.0 2.1 2.2 2.2 2.2 2.1
2.4 2.5 2.7 2.8 2.9 2.9 3.1 3.2 3.5 3.7 3.9 4.0 4.1 4.3 4.5 4.5
Q1'05 Q2 Q3 Q4 Q1'06 Q2 Q3 Q4 Q1'07 Q2 Q3 Q4* Q1'08* Q2* Q3* Q4*

Europe

EUR billion
3.0 3.0 3.0 3.0 3.2 3.3 3.5 3.6
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4

United Kingdom

£ million
552 571 573 591 621 625 674 731
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4

Latam (ex-Real)

USD billion
2.8 3.1 3.5 3.8 3.9 4.2 4.2 4.3* 3.5
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4

(*) Exchange rate impact Q4'08/Q3'08

Santander

The most commercial revenues remained solid quarter afterquarter backed by net interest income, ... 19 6.6 2.1 4.5 Q4* 6.7 2.2 4.5 Q3* 6.5 2.2 4.3 Q2* 6.3 2.2 4.1 Q1’08* 6.1 2.1 4.0 Q4* 5.9 2.0 3.9 Q3 5.8 2.1 3.7 Q2 5.6 2.1 3.5 Q1’07 5.1 1.9 3.2 Q4 4.9 1.8 3.1 Q3 4.7 1.8 2.9 Q2 4.6 1.7 2.9 Q1’06 4.6 1.8 2.8 Q4 4.4 1.7 2.7 Q3 4.0 1.5 2.5 Q2 3.8 1.4 2.4 Q1’05 Net interest income (excl. dividends) + fees and insurance activity Fees + dividends) EUR billion Insurance activity Net interest income (excl. * 4.3 3.5 Q4 4.2 Q3 4.2 3.9 3.8 Q4 Q1’08 Q2 3.5 Q3 Latam (ex-Real) 3.1 USD billion 2.8 Q1’07 Q2 (*) Exchange rate impact Q4’08/Q3’08 731 Q4 674 Q3 625 621 591 Q4 Q1’08 Q2 573 Q3 United Kingdom 571 £ million 552 Q1’07 Q2 3.6 Q4 3.5 Q3 3.3 3.2 Europe 3.0 Q4 Q1’08 Q2 3.0 Q3 3.0 EUR billion 3.0 Q1’07 Q2 (*) Net interest income does not include ABN Real financing costs as it excludes revenues (accounted for by the equity method) Note: Banco Real revenues are not included (accounted for by the equity method throughout 2008) 20

20

1 ... balanced growth and higher spreads

Credit and deposit growth reflects the environment ...

Y-o-y change excluding exchange rate

Loans excl. Repos
Deposits excl. Repos
+12%
+25%
+10%
+10%
+41%
+14%
Dec' 07
Dec' 08
Dec' 07
Dec' 08
B&B, A&L and B. Real incorporations

... with higher spreads, in line with risk / liquidity evolution ...

3.65
3.75
3.85
3.96
4.09
4.15
4.17
4.26
Total
1.88
1.90
1.99
2.06
2.07
2.11
2.15
2.18
Loans
1.77
1.85
1.86
1.90
2.02
2.04
2.02
2.08
Deposits
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4

...in order to increase profitability

Net interest income (excl. dividends) o/ Average Assets

2007
2008
1.81
1.99
0.81
0.94
4.56
5.23
Europe (€)
United Kingdom (£)
Latam ($)

Santander

balanced growth and higher spreads ... 1 +41% +14% Dec’ 08 Deposits excl. Repos +10% Dec’ 07 environment ... +25% +10% Dec’ 08 B&B, A&L and B. Real incorporations The ratio deposits excl. Repos / loans Repos improved + 6 p.p. in 2008 Credit and deposit growth reflects the Y-o-y change excluding exchange rate Loans excl. Repos +12% Dec’ 07 excl. Total Loans Deposits 5.23 4.26 2.18 2.08 Q4 Latam ($) 4.56 4.17 2.15 2.02 Q3 4.15 2.11 2.04 Q2 0.94 4.09 2.07 2.02 Q1’08 Q4 0.81 United Kingdom (£) 3.96 2.06 1.90 / liquidity evolution ... 3.85 1.99 1.86 Q3 2008 1.99 with higher spreads, in line with risk 3.75 1.90 1.85 Q2 ...in order to increase profitability Europe (—) 2007 1.81 _____ .... 3.65 1.88 1.77 Q1’07 Net interest income (excl. dividends) o/ Average Assets 2

21

2 Stricter cost management, in keeping with the current economic cycle ...

... to maintain wide open "jaws"...

% change
+17.1
+9.7 p.p.
+7.4
+21.3
+10.8 p.p.
+10.5
+10.0
+8.2 p.p.*
+1.8
Revenues
Expenses
Revenues
Expenses
Revenues
Expenses
2006 / 2005
2007 / 2006
2008 / 2007

(*) Banco Real accounted by the equity method throughout 2008

... and obtain a better efficiency ratio than our peers

Efficiency ratio (%)

Peers average
58.6%
57.2%
57.1%
61.8%(**)
+5.7 p.p.
+8.6 p.p.
+12.9 p.p.
+ 19.9 p.p.
52.9%
48.6%
44.2%
41.9%
12M'05
12M'06
12M'07
12M'08

(**) 9M'08 data

Santander

Stricter cost management, in keeping with the currenteconomic cycle ... 21 [Graphic Appears Here] +8.2 p.p.* +1.8 Expenses 2008 / 2007 +10.0 Revenues +10.8 p.p. +10.5 Expenses 2007 / 2006 +21.3 Revenues _____ .... to maintain wide open “jaws”... +9.7 p.p. +7.4 Expenses 2006 / 2005 % change +17.1 Revenues (*) Banco Real accounted by the equity method throughout 2008
(**)61.8%+19.9 p.p. 41.9%12M’08Peers average57.1%+12.9 p.p. 44.2%12M’07our peers Efficiency ratio (%)57.2%+8.6 p.p. 48.6%12M’0658.6% +5.7 p.p.52.9%12M’05 (**) 9M’08 data 3

22

Loan-loss provisions*

EUR million
+61%
3,470
5,588
2007
2008

Specific provisions*

3,192
6,329
2007
2008

Generic provisions*

438
-276
-380
Business performance
Spain substandard
-656
2007
2008

Santander

“Jaws” management allowed the larger provisions due tocredit environment worsening, to be absorbed ... 22 (**) Banco Real accounted for by the equity method throughout 2008 Loan-loss provisions* EUR million +61% 5,588 3,470 2007 2008 Specific provisions* 6,329 3,192 2007 2008 Generic provisions* 438 -276 Business performance -380 Spain substandard -656 2007 2008

23

3 ... with sharp increase in specific provisions and release of generic ones

Loan-loss provisions* by geographic areas

EUR million

	Specific**				Generic			
	2008	2007	Change		2008	2007	Change	
Europe	3,201	1,042	+2,159	Spain: +1,815 Other SCF: +315	-728	469	-1,197	Substandard: -380
UK	442	474	-32		3	-161	+164	
LatAm	2,629	1,527	+1,102	Brazil: +254 Mexico: +427 Chile: +229	64	139	-75	
Other	57	90	-33		5	-9	+14	
Total	**6,329**	**3,132**	**+3,197**		**-656**	**438**	**-1,094**	

Santander

. _____ ... with sharp increase in specific provisions and release ofgeneric ones 23 Excluding country-risk. Positive data: allowance; negative data: available. ABN-Real is accounted for by the equity method throughout 2008 (**) Specific loan-loss provisions are reduced by written-off assets recoveries (*) -380 Substandard: Change -1,197 +164 -75 +14 -1,094 Generic 2007 469 -161 139 -9 438 3 64 5 2008 -728 -656 Spain: +1,815 Other SCF: +315 Brazil: +254 Mexico: +427 Chile: +229 Change +2,159 -32 +1,102 -33 +3,197 Loan-loss provisions* by geographic areas Specific** 2007 1,042 474 1,527 90 3,132 442 57 2008 3,201 2,629 6,329 EUR million Europe UK LatAm Other Total 3

24

3 Large on-balance sheet allowances

... with strengthened generic allowances to face the coming years

Loan-loss allowances

EUR million
Total funds
Specific
Generic
9,302
3,275
6,027
12,863
6,682
6,181
Spain: 3,837
Others Europe: 443
UK: 667
LatAm: 1,234
Dec 07
Dec 08*

(*) B. Real and Alliance & Leicester included in 2008

Santander

Large on-balance sheet allowances _____ ....with strengthened generic allowances to face the coming years Loan-loss allowances EUR million 12,863 Total 9,302 funds 6,682 Specific 3,275 Spain: 3,837 Others 6,027 6,181 Europe: 443 Generic UK: 667 LatAm: 1,234 Dec 07 Dec 08* With the current consensus scenario, our generic allowances in Spain will last at least two years (*) B. Real and Alliance & Leicester included in 2008

4 Management of revenues, expenses and provisions produced ...

25

... a high recurrent profit in the operating areas in recent quarters

Operating areas attributable profit

Santander

Management of revenues, expenses and provisionsproduced ... 4 Banco Real 2,460 2,232 Q4 2,206 Q3 2,170 Q2 2,264 Q1’08 recent quarters 1,823 Q4 Operating areas attributable profit 2,054 Q3 a high recurrent profit in the operating areas in 2,115 Q2 ... EUR million 2,298 Q1’07 25

26

Agenda

- 2008 Summary
- **2008 Results**
  - Group
  - **Business Areas**
- 2009. Management drivers
- Appendix

Santander

Agenda 26 Group Business Areas 2008 Summary 2008 Results — — 2009. Management drivers Appendix

27

Operating areas results

Operating areas

Change 2008 / 2007 (%)
Excl. B. Real
Gross operating inc.
+17.3%
[+11.9%]
Expenses
+8.6%
[+2.2%]
Net operating income
+23.2%
[+18.6%]
Net oper. inc. net of LLPs
+8.6%
[+6.0%]
Attributable profit
+9.8%
[+7.0%]

Net operating income

Revenues
6,623
6,697
6,791
6,897
7,384
7,392
7,627
7,809
Expenses
Net operating income
3,888
3,899
3,875
3,845
4,479
4,483
4,616
4,814
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4*

Attributable profit

(*) Without Banco Real

Santander

Operating areas results 27 The management focus shows the sustainability of the operatingareas’ underlying results Real _____ .. B _____ .. [+11.9%] [+2.2%] [+18.6%] [+6.0%] [+7.0%] Excl +23.2% +17.3% Operating areas +8.6% +8.6% +9.8% Change 2008 / 2007 (%) Gross operating inc. Expenses Net operating income Net oper. inc. net of LLPs Attributable profit 7,809 4,814 Q4* Banco Real 7,627 4,616 Q3 2,460 2,232 Q4* 7,392 4,483 Q2 2,206 Q3 7,384 4,479 Q1’08 2,170 Q2 6,897 3,845 Q4 2,264 Q1’08 6,791 3,875 Q3 1,823 Q4 Net operating income 6,697 3,899 Q2 Attributable profit 2,054 Q3 6,623 3,888 Q1’07 2,115 Q2 Net operating income Revenues Expenses 2,298 Q1’07 (*) Without Banco Real

28

Continental Europe 2008

Recurrent revenues in retail and wholesale businesses

Attrib. profit: EUR 4,908 mill.

Change 2008 / 2007 (%)
Gross operating inc.
+14%
Expenses
+4%
Net operating income
+20%
Net oper. inc. net of LLPs
+10%
Attributable profit*
+11%

Net operating income

EUR million
Total 2,097
1,948
1,909
1,832
2,188
2,199
2,325
2,653
Global businesses
Retail banking
1,586
1,657
1,634
1,648
1,853
1,948
2,031
2,102
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4

Attributable profit

(*) Excluding net capital gains and extraordinary allowances

Santander

Continental Europe 2008 28 Recurrent revenues in retail and wholesale businesses +20% +14% +10% +11% +4% Attrib. profit: EUR 4,908 mill. Change 2008 / 2007 (%) Gross operating inc. Expenses Net operating income Net oper. inc. net of LLPs Attributable profit* 2,653 2,102 Q4 1,378 Q4 2,325 2,031 Q3 1,142 Q3 2,199 1,948 Q2 1,164 Q2 2,188 1,853 Q1’08 1,832 1,648 Q4 1,224 Q1’08 906 Q4 1,909 1,634 Q3 Net operating income 1,948 1,657 Q2 Attributable profit 1,065 Q3 2,097 1,586 Q1’07 1,135 Q2* EUR million Total Global businesses Retail banking EUR million 1,317 Q1’07 Excluding net capital gains and extraordinary allowances (*)

29

Continental Europe Main Units 2008

EUR mill. and % o/ 2007

Gross operating income: 14,641 mill.; +14%
Net operating income 9,365 mill.; +20%
Attributable profit 4,908 mill.; +11%*
SAN Branch Network
Banesto
Santander Consumer Finance
Portugal
Other **
5,502 +16%
2,467 +8%
3,262 +24%
1,234 +2%
1,546 2,176 +11%
GBM
+15%
3,566 +25%
1,450 +10%
2,390 +28%
683 +2%
1,059 1,276 +19%
GBM
+20%
2,098 +16%
754 +13%
696 -3%
531 +4%
662 829 +15%
GBM
+10%

(*) Excluding capital gains and extraordinary allowances

Santander

Continental Europe Main Units 2008 29 +10% The retail units registered double digit increases throughout the income statement. Moreover, good quarter in GBM +16% +8% +24% +2% +11% 5,502 3,262 2,467 2,176 1,234 Gross operating income:14,641 mill.; +14% 1,546 GBM SAN Branch Network Banesto Santander Consumer Finance Portugal Other **
+20%+25%+10%+28%+2%+19%3,5662,3901,4501,2769,365 mill.; +20%683Net operating income1,059GBM +16% +13% -3% +4% +15% 2,098 754 696 829 Attributable profit4,908 mill.; +11%* 531 662 GBM Excluding capital gains and extraordinary allowances(**) Global Wholesale Banking (GBM), Asset Management and Insurance and Banif. (*)

30

Santander Branch Network

Business performance

Volumes

Var. 2008 o/ 2007

+4%
+16%
Loans
Deposits

Net interest inc. / Avg. Total Assets

2.52%
2.99%
2007
2008

Loans and Savings

Loans: +4%

Savings: -4%

Var. 2008 o/ 2007

+0%
+9%
+16%
-33%
+91%
Mortgages
Other loans
Deposits
Mutual + pension funds
Insurance Savg.-Inv.

Results

Gross op. income

Base 100: Q1'07

100
105
104
105
115
118
119
128
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4

Efficiency ratio

% var. 2008/2007

+16
+2
Revenues
Expenses
38.7%
34.3%
2007
2008

Net operating income

EUR million

+25%
LLPs
2,863
3,566
Net of LLPs
2,521
+16%
2,922
2007
2008

Santander Branch Network 2.99% 2008 +91% Insurance Savg.-Inv. Assets Savings: -4% -33% Mutual + pension funds 2.52% 2007 Net interest inc. / Avg. Total +16% Deposits Business performance +16% Deposits Loans and Savings +9% Other loans Volumes Loans: +4% Var. 2008 o/ 2007 +4% Loans Var. 2008 o/ 2007 +0% Mortgages 34.3% 2008 3,566 2,922 2008 38.7% 2007 +25% +16% +2 Expenses 2,863 2,521 2007 Efficiency ratio LLPs Net of LLPs % var. 2008/2007 +16 Revenues 128 Q4 984 Q4 Results 119 Q3 882 Q3 118 Q2 +35% 863 Q2 115 Q1’08 Net operating income 837 Q1’08 105 Q4 731 Q4 104 Q3 714 Q3 Gross op. income Base 100: Q1’07 105 Q2 EUR million 727 Q2 100 Q1’07 691 Q1’07 2.75% 2008 (*) Retail banking +28% Insurance Savg.-Inv. Assets Savings: +4% -33% Mutual + pension funds Net interest inc. / Avg. Total 2.36% 2007 +16% Deposits excl. Repos

31

Banesto

Business performance

Volumes

Var. 2008 o/ 2007

+16%
+4%
Loans
Deposits excl. Repos

Net interest inc. / Avg. Total Assets

2.75%
2.36%
2007
2008

(*) Retail banking

Loans and Savings

Loans: +4%

Savings: +4%

% var. 2008 / 2007

+1%
+6%
+16%
+28%
-33%
Mortgages
Other loans
Deposits excl. Repos
Mutual + pension funds
Insurance Savg.-Inv.

Results

Gross op. income

Base 100: Q1'07

100
101
105
107
110
111
114
110
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4

Efficiency ratio

% var. 2008/2007

+8
+4
Revenues
Expenses
41.2%
40.0%
2007
2008

Net operating income

EUR million

+10%
LLPs
1,312
1,450
Net of LLPs
1,079
+7%
1,150
2007
2008

Santander

Banesto Business performance Volumes Net interest inc. / Avg. Total Assets Var. 2008 o/ 2007 +16% 2.75% 2.36% +4% Loans Deposits excl. 2007 2008 Repos (*) Retail banking Loans and Savings Loans: +4% Savings: +4% % var. 2008 / 2007 +16% +28% +1% +6% -33% Mortgages Other loans Deposits Mutual + Insurance excl. Repos pension Savg.-Inv. funds Results Gross op. income Efficiency ratio Base 100: Q1’07 % var. 2008/2007 114 110 111 110 41.2% +8 105 107 100 101 40.0% +4 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Revenues Expenses 2007 2008 Net operating income EUR million +2% +10% 365 367 360 1,450 353 357 LLPs 1,312 311 322 326 Net of +7% LLPs 1,079 1,150 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 2007 2008

Santander Consumer Finance

32

Business performance

Volumes

Var. 2008 o/ 2007

+18%
+29%
Loans *
Dep. excl. Repos

(*) Excluding perimeter: +11%

Net interest inc. / Avg. Total Assets

4.26%
4.35%
2007
2008

Loans. Outstanding balance

Var. 2008 o/ 2007

△ spread
Germany
+15%
+50 b.p.
Spain
-0%
+24 b.p.
Others Europe
+15%
USA
+34%
+58 b.p.

Attrib. profit (EUR mill.)

EUR million

Var. o/07
380
+19%
96
-54%
115
+37%
106
-1%
(US$: +6%)

Results

Gross op. income

Base 100: Q1'07

100
109
108
108
116
129
137
144
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4

Efficiency ratio

% var. 2008/2007

+24
+13
Revenues
Expenses
29.6%
27.1%
2007
2008

Net operating income

EUR million

+28%
2,390
LLPs
1,867
Net of LLPs
1,025
-3%
999
2007
2008

Santander

Santander Consumer Finance Business performance Volumes Net interest inc. / Avg. Total Assets Var. 2008 o/ 2007 +29% 4.26% 4.35% +18% Loans * Dep. excl. Repos 2007 2008 (*) Excluding perimeter: +11% Loans. Outstanding balance Attrib. profit (EUR mill.) Var. 2008 o/ 2007 EUR million U spread Var. o/07 Germany +15% +50 b.p. 380 +19% Spain -0% +24 b.p. 96 -54% Others +15% 115 +37% Europe USA +34% +58 b.p. 106 -1% (US$: +6%) Results Gross op. income Efficiency ratio Base 100: Q1’07 % var. 2008/2007 137 144 +24 129 29.6% 116 +13 27.1% 109 108 108 100 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Revenues Expenses 2007 2008 Net operating income EUR million +44% +28% 2,390 616 664 594 LLPs 1,867 516 440 481 483 463 Net of LLPs -3% 1,025 999 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 2007 2008

33

Portugal

Business performance

Volumes | **Net interest inc. / Avg. Total Assets**

Var. 2008 o/ 2007
+26%
+8%
Loans
Dep. excl. Repos

1.62%
1.78%
2007
2008

Loans and Savings

Loans: +8% | **Savings: +3%**

% var. 2008 / 2007
+4%
+16%
+9%
+26%
-38%
+5%
Individual customers
SMEs / Business
Companies
Dep. excl. Repos
Mutual + pension funds
Insurance Savg.-Inv.

Results

Gross op. income | **Efficiency ratio**

% var.2008/2007
+2
+2
Revenues
Expenses
44.0%
44.3%
2007
2008

Net operating income

EUR million
+4%
174
177
164
157
177
174
169
163
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4
LLPs
Net of LLPs
672
+2%
683
651
+3%
669
2007
2008

Santander

Portugal Business performance Volumes Net interest inc. / Avg. Total Assets Var. 2008 o/ 2007 +26% 1.78% 1.62% +8% Loans Dep. excl. 2007 2008 Repos Loans and Savings Loans: +8% Savings: +3% % var. 2008 / 2007 +16% +26% +4% +9% +5% -38% Individual SMEs / Companies Dep. excl. Mutual + Insurance customers Business Repos pension Savg.-Inv. funds Results Gross op. income Efficiency ratio Base 100: Q1’07 % var.2008/2007 100 44.0% 44.3% 101 97 97 101 101 100 98 +2 +2 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Revenues Expenses 2007 2008 Net operating income EUR million +4% +2% LLPs 672 683 174 177 174 169 177 164 157 163 Net of LLPs +3% 651 669 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 2007 2008

United Kingdom 2008 Revenues and profit performance well above competitors, while improving our competitive positioning Attributable profit*: £ 991 mill. (EUR 1,247 mill.) Var. 2008 / 2007 in £ (%) Gross op. income +18% Expenses +6% Net op. income +29% Net oper. inc. net of +21% LLPs Attributable profit +21% (*) Results incorporate B&B’s Q4’08 (- £10 mill.). A&L was consolidated on 31-12-08 and therefore incorporates balance sheet but not results Net operating income Million 500 392 422 374 Total 319 325 330 334 Global businesses 354 373 322 316 317 297 272 UK Retail 263 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4 Attributable profit Million 250 252 254 235 201 205 207 209 Q1’07 Q2 Q3 Q4 Q1’08 Q2 Q3 Q4

35

United Kingdom

Business performance in 2008*

Mortgage Stock

£ Bill.
+44%
159.0
37.5
110.4
+10%
121.5
2007
2008

UPLs Stock

£ Bill.
+108%
5.7
3.4
2.7
(17%)
2.3
2007
2008

Deposits and Investments stocks**

£ Bill.
+77%
119.1
20.9
24.7
67.4
+9%
73.5
2007
2008
Abbey
A&L
B&B

Corporate Banking Stock

Deposits
Loans
£ Mill.
£ Mill.
10.3
5.2
X5
1.0
5.1
2007
2008
+119%
20.1
9.2
10.4
+6%
9.7
2007
2008

Assets spreads Abbey

Percentage
0.65
0.61
0.66
0.70
0.77
0.88
Q307
Q4
Q108
Q2
Q3
Q4

Results

Gross operating inc.

Base 100: Q1'07 £
100
100
101
103
109
113
118
137
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2007
2008

Efficiency ratio

% var. 2008/2007 £
+18
+6
Revenues
Expenses
50.1%
45.2%
2007
2008

Net operating income

£ Mill.
+29%
1,689
1,308
LLPs
Net of LLPs
1,095
+21%
1,327
2007
2008

(*) Data in local criteria

(**) Excluding managed funds

Santander

United Kingdom £ Bill. £ Bill. 45.2% 2008 50.1% 2007 Efficiency ratio +6 Expenses 1,689 1,327 2008 % var. 2008/2007 £ +18 Revenues +29% +21% 137 Q4 Results 118 Q3 1,308 1,095 2007 113 Q2 2008 Net operating income 109 Q1 LLPs 103 Q4 101 Q3 Mill. Net of LLPs 2007 £ Gross operating inc. 100 Q2 Base 100: Q1’07 £ 100 Q1 (*) Data in local criteria (**) Excluding managed funds

36

A&L and B&B incorporations

Acquired business performance

Bradford & Bingley

Deposits

£ Bill.
+1.0 Bn.
19.9
20.9
September stock
December stock

Alliance & Leicester

Loans

£ Bill.
52.6
-1.0 Bn.
51.6
September stock
December stock

Deposits

£ Bill.
+2.3 Bn.
27.6
29.9
September stock
December stock

Integration of three banks on track

A&L and B&B incorporations Acquired business performance Bradford & Bingley Deposits £ Bill. +1.0 Bn. 20.9 19.9 September December stock stock Alliance & Leicester Loans Deposits £ Bill. £ Bill. 52.6 -1.0 Bn. 51.6 +2.3 Bn. 29.9 27.6 September December September December stock stock stock stock Integration of three banks on track Unified management since the end of November Unified financing structure Technology: migrating to Abbey’s platform underway - B&B coexisting in branches with “Abbey corner” during H1’09 Headcount reduction underway according to announced plan Risk-weighted assets reduction plan envisaged for the next two years

37

Total Latin America

Attributable profit: US$ 4,311 mill. (EUR 2,945 mill.)

Change 2008 / 2007 in US$ (%)
Excl. B. Real
Gross op. income
+36%
[+21%]
Expenses
+30%
[+12%]
Net op. income
+40%
[+27%]
Net oper. inc. net of LLPs
+16%
[+8%]
Attributable profit
+18%
[+9%]

Net operating income

Attributable profit

Note: Figures include Banco Real in Q4'08

Santander

Total Latin America Solid commercial revenues in a slowing macroeconomic environment. In Q4’08 lower gains on financial transactions in Brazil, writedowns in Mexico and strong impact from exchange rates Real B _____ .. [+21%] [+12%] [+27%] [+8%] [+9%] Excl +36% +40% +30% (EUR 2,945 mill.) +16% +18% Attributable profit: US$4,311 mill. Change 2008 / 2007 in US$ (%) Gross op. income Expenses Net op. income Net oper. inc. net of LLPs Attributable profit 3,012 2,501 Q4 1,252* 1,017 Q4 2,642 2,038 Q3 1,124 Q3 2,793 2,180 Q2 1,079 Q2 2,688 2,152 Q1’08 2,212 1,854 Q4 1,092 Q1’08 2,031 1,673 Q3 901 Q4 Net operating income 1,981 1,458 Q2 Attributable profit 940 Q3 1,723 1,272 Q1’07 914 Q2 (*) Excluding exchange rate impact Q4’08/Q3’08 US$ million Total Global business LatAm. Retail US$ million 892 Q1’07 Figures include Banco Real in Q4’08 Note:

38

Gross operating income: 19,325 mill.; +36%

Net operating income: 11,135 mill.; +40%

Attributable profit: 4,311 mill.; +18%

Brazil*
8,989
+50%
5,087
+47%
1,617
+31%
Mexico
4,088
+20%
2,573
+25%
878
-2%
Chile
2,577
+25%
1,673
+37%
797
+7% (**)
Other countries
3,150
+37%
1,477
+57%
753
+37%
Santander Private Banking
522
+17%
325
+26%
264
+18%

(**) Profit before discontinued operations: +12%

Santander

38 Latin America main units 2008US$ Mill. and % o/ 2007 Strong growth of revenues in all countries with costs under control. Increased LLPs due to greater lending, environment and Mexico +50% +20% +25% +37% +17% 8,989 4,088 3,150 2,577 19,325 mill.; +36% 522 Gross operating income: Brazil* Mexico Chile Other countries Santander Private Banking +47% +25% +37% +57% +26% 5,087 2,573 11,135 mill.; +40% 1,673 1,477 Net operating income: 325 +31% -2% +7% (**) +37% +18% Attributable profit:4,311 mill.; +18% 1,617 878 797 753 264 (*) Without Banco Real, Gross operating income: +14%; Net operating income: +17%; Attributable profit: +4% (**) Profit before discontinued operations: +12% 5.89% 2008 -17% Mutual funds Assets Savings: +9% Net interest inc. / Avg. Total 5.59% 2007 +35% Deposits excl. Repos Business performance +35% Dep. excl. Repos Loans and Savings* +32% Companies Volumes* +21% Loans: +21%

39

Brazil

Business performance

Volumes*

Var. 2008 o/ 2007 in local currency

+21%
+35%
Loans
Dep. excl. Repos

Net interest inc. / Avg. Total Assets

5.59%
5.89%
2007
2008

Loans and Savings*

Loans: +21% | **Savings: +9%**

% var. 2008 / 2007 in local currency

+17%
+32%
+35%
-17%
Individual customers
Companies
Deposits excl. Repos
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
117
120
139
151
151
145
267
142**
96*
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4

(*) Excl. Real
(**) Excl. Real and exchange rate

Efficiency ratio

% var.2008/2007 US$

+50
+54
Revenues
Expenses
39.6%
41.3%
2007
2008

Net operating income

US$ million

717
893
870
987
1,183
1,144
1,058
1,005*
669
2,038*
1,702
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4 Excl. Real
Q4 Incl. Real
LLPs
Net of LLPs
+47%
3,466
5,087
2,383
+21%
2,883
2007
2008

(*) Proforma change: Includes Banco Real in 2007

Santander

Brazil Var. 2008 o/ 2007 in local currency Loans % var. 2008 / 2007 in local currency +17% Individual customers 39 41.3% 2008 5,087 2,883 2008 39.6% 2007 +47% +21% 3,466 2,383 2007 +54 Expenses Efficiency ratio LLPs Net of LLPs % var.2008/2007 US$ +50 Revenues 2,038* 1,702 Q4 Incl. Real 267 142** Q4 669 Q4 Excl. Real Results * 1,005* 145 96 Q3 1,058 Q3 151 151 Q2 Net operating income 1,144 Q2 Q1’08 1,183 Q1’08 139 Q4 987 Q4 120 Q3 870 Q3 Gross op. income Base 100: Q1’07 US $117 Q2 US$ million 893 Q2 100 Q1’07 (*) Excl. Real(**) Excl. Real and exchange rate 717 Q1’07 (*) Strong impact of Brazilian real depreciation vs. US dollar in Q4 o/ Q3 (avg. rate): -27% (*) Proforma change: Includes Banco Real in 2007 4.63% 2008 -13% Mutual funds Assets Savings: +3% +13% Deposits excl. Repos Net interest inc. / Avg. Total 4.18% 2007 Loans and Savings +16% Companies +GBM Business performance +13% Dep. excl. Repos Loans: +8% -1% SMEs Volumes

40

Mexico

Business performance

Volumes

Var. 2008 o/ 2007 in local currency

+8%
+13%
Loans
Dep. excl. Repos

Net interest inc. / Avg. Total Assets

4.18%
4.63%
2007
2008

Loans and Savings

Loans: +8%

% var. 2008 / 2007 in local currency

+3%
-1%
+16%
Individual customers
SMEs
Companies +GBM

Savings: +3%

+13%
-13%
Deposits excl. Repos
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
103
115
114
132
151
133
135*
103
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4

(*) Excluding exchange rate impact

Efficiency ratio

% var. 2008/2007 US$

+20
+8
Revenues
Expenses
37.7%
34.3%
2007
2008

Net operating income

+25%
2,060
2,573
LLPs
Net of LLPs
1,432
-10%
1,288
2007
2008

Santander

Mexico Var. 2008 o/ 2007 in local currency +8% Loans % var. 2008 / 2007 in local currency +3% Individual customers 34.3% 2008 2,573 1,288 2008 37.7% 2007 +25% -10% Efficiency ratio +8 Expenses 2,060 1,432 2007 % var. 2008/2007 US$ +20 Revenues LLPs Net of LLPs 135* 103 Q4 605* 444 Q4 Results 133 Q3 636 Q3 151 Q2 820 Q2 132 Q1’08 Net operating income 673 Q1’08 114 Q4 533 Q4 Gross op. income 115 Q3 551 Q3 Base 100: Q1’07 US $103 Q2 (*) Excluding exchange rate impact 503 Q2 100 Q1’07 474 Q1’07 (*) Strong impact of Mexican peso depreciation vs. US dollar in Q4 o/ Q3 (avg. rate): -21% 5.02% 2008 -13% Mutual funds Assets Savings: +11% +19% Deposits excl. Repos 4.78% 2007 Net interest inc. / Avg. Total +22% Companies + GBM Business performance +19% Dep. excl. Repos Loans and Savings +16% SMEs Volumes +20% Loans: +20%

41

Chile

Business performance

Volumes

Var. 2007 o/ 2007 in local currency

+20%
+19%
Loans
Dep. excl. Repos

Net interest inc. / Avg. Total Assets

4.78%
5.02%
2007
2008

Loans and Savings

Loans: +20%

Savings: +11%

% var. 2008 / 2007 in local currency

+17%
+16%
+22%
+19%
-13%
Individual customers
SMEs
Companies + GBM
Deposits excl. Repos
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
111
129
129
137
155
167
162*
128
Q107
Q2
Q3
Q4
Q108
Q2
Q3
Q4

(*) Excluding exchange rate impact

Efficiency ratio

% var. 2008/2007 US$

+25
+10
Revenues
Expenses
39.2%
34.3%
2007
2008

Net operating income

US$ million

260
285
346
333
365
422
499
484*
387
Q107
Q2
Q3
Q4
Q108
Q2
Q3
Q4
LLPs
Net of LLPs
+37%
1,223
1,673
945
+22%
1,155
2007
2008

Santander

Chile Var. 2007 o/ 2007 in local currency Loans % var. 2008 / 2007 in local currency +17% Individual customers 41 34.3% 2008 1,673 1,155 2008 39.2% 2007 +37% +22% 1,223 945 2007 Efficiency ratio +10 Expenses LLPs Net of LLPs % var. 2008/2007 US$ +25 Revenues 484* 387 Q4 162* 128 Q4 Results 499 Q3 167 Q3 422 Q2 155 Q2 Net operating income 365 Q1’08 137 Q1’08 333 Q4 129 Q4 346 Q3 129 Q3 Gross op. income 285 Q2 111 Q2 US$ million Base 100: Q1’07 US $260 Q1’07 100 Q1’07 (*) Excluding exchange rate impact (*) Strong impact of Chilean peso depreciation vs. US dollar in Q4 o/ Q3 (avg. rate): -19%

42

Financial Management and Equity Stakes*

Attributable profit (EUR million)

Fourth quarter performance
-1
-517
-518
Q3'08
Q4'08

Year-on-year performance
-180
-43
-223
2007
2008

Main impacts:

Equity method (exit of B. Real, Cepsa)	-200
Trading gains (fund for Madoff's and Lehman's victims, positive impact from exchange rates hedges)	-290
Other items and taxes	-27
Total impact on profit:	**-517**

Main impacts:

Equity method (B. Real)	+353
Trading gains (fund for Madoff's and Lehman's victims)	-612
Other items and taxes	+216
Total impact on profit:	**-43**

(*) Excluding capital gains and extraordinary allowances

Santander

Financial Management and Equity Stakes* 1-223 2008 -43 ) Attributable profit (EUR million Year-on-year performance -180 2007 In Q4’08 one-off impact in trading gains -518 Q4’08 Fourth quarter performance -1 -517 Q3’08 -200 -290 -27 -517 (exit of B. Real, Cepsa) and (fund for Madoff’s Main impacts: Equity method Trading gains Lehman’s victims, positive impact from exchange rates hedges) Other items and taxes Total impact on profit: 42 (*) Excluding capital gains and extraordinary allowances +353 -612 +216 -43 and (B. Real) (fund for Madoff’s Equity method Trading gains Lehman’s victims ) Other items and taxes Total impact on profit: Main impacts: 43

SECONDARY SEGMENTS

44

Retail Banking

Retail Banking (€)

Var. 2008 / 2007 (%)

Gross operating inc.
+18%
Expenses*
+10%
Net operating income
+23%
Net oper. inc. net of LLPs
+6%
PBT
+3%

… although impacted by exchange rates. Excl. exchg. rates: PBT +7%

PBT Europe Retail (€ Mill.)

5,048
+9%
5,510
2007
2008

PBT UK Retail (£ Mill.)

947
+12%
1,062
2007
2008

In €: -3%

PBT Latam Retail (US$ Mill.)

3,635
+2%
3,702
2007
2008

In €: -5%

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

Retail Banking 44 High resilience of retail banking to the environment, maintaining results sustainability ... In —: -3% In —: -5% 5,510 2008 1,062 2008 3,702 2008 +9% PBT UK Retail (£ Mill.) +12% +2% PBT Europe Retail (— Mill.) 5,048 2007 947 2007 PBT Latam Retail (US$ Mill.) 3,635 2007 +23% although +18% PBT +7% ... impacted by exchange rates. Excl. exchg. rates: +10% +6% Retail Banking (—) +3% PBT Var. 2008 / 2007 (%) Gross operating inc. Expenses* Net operating income Net oper. inc. net of LLPs Personnel + administrative expenses + depreciation and amortisation (*)

45

Global Wholesale Banking (GBM)

Gross operating income

EUR million
Customers 12M'08: +35%
Total
Trading
Customers
1,064
272
792
858
260
598
697
102
595
695
140
555
905
149
756
879
126
753
945
60
885
1,257
213
1,044
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4

Operating expenses

Profit Before Tax

Santander

Global Wholesale Banking (GBM) 45 Good performance of the area thanks to customer revenues and cost control 808 Q4 605 Q3 543 Q2 592 Q1’08 236 Q4 Profit Before Tax 377 Q3 577 Q2 EUR million 882 Q1’07 1,257 213 1,044 Q4 268 Q4 945 60 885 Q3 281 Q3 879 126 753 Q2 Q2 285 905 149 756 Q1’08 278 Q1’08 695 140 555 Q4 334 Q4 697 102 595 Q3 Customers 12M’08: +35% 271 Q3 Gross operating income 858 260 598 Q2 Operating expenses 1,064 272 792 Q1’07 255 Q2 EUR million Total Trading Customers EUR million 254 Q1’07

46

Asset Management and Insurance

- **Insurance: good performance in all geographic areas**
- **Mutual funds:** impacted by greater focus on deposits and reduced attractiveness in Spain

Profit before tax

Business total contribution: Group's total revenues

EUR million
+1%
Total
3,643
3,689
Insurance*
1,752
+23%
2,147
Asset Mgmt.
1,891
-18%
1,542
2007
2008

(*) Insurance fees plus insurance activity

Santander

Asset Management and Insurance 46 in Spain Contribution to the Group close to EUR 1 bill. in revenues each quarter impacted by greater focus on deposits and reduced attractiveness Insurance: good performance in all geographic areas Mutual funds: 3,689 2,147 1,542 2008 +1% +23% -18% Business total contribution: Group’s total revenues 3,643 1,752 1,891 2007 EUR million Total Insurance* Asset Mgmt. 121 Q4 120 Q3 156 Q2 139 Q1’08 107 Q4 Profit before tax 141 Q3 162 Q2 EUR million 134 Q1’07 Insurance fees plus insurance activity (*)

Agenda

47

- 2008 Summary
- 2008 Results
  - Group
  - Business Areas
- **2009. Management drivers**
- Appendix

Santander

Agenda Group Business Areas 2008 Summary 2008 Results 2009. Management drivers Appendix

47 In an extremely complex year for banking business, Santanderoffered robust business results and management leadership 48 the 2007) In 2008 we were able to ... Maintain the underlying quarterly profit EUR 2,200 mill. > Obtain attributable profit of EUR 8,876 mill. (+9.4% o/ ordinary Increase ordinary EPS (1.22—; +2.4% o/ 2007) Lift solvency levels (7.23% core capital) No impact from capital gains on profits as they were totally allocated to voluntary funds and to strengthen the balance sheet Widen the advantage over our competitors in credit quality Increase shareholders’ return via dividends: +4.2% (*) Furtherm ore, we maintained our “vertical” strategy to strengthen Group’s positioning in core markets (*) After repeating the nominal dividend of 2007 and increased the number of shares for the shareholders who participated in the capital increase without making a disbursement

49

2009: a more demanding management scenario

... which will allow us to maintain strong recurrent profits

Strength of Santander's model vs. complex environment

- VERY SOLID STARTING POINT
- MANAGEMENT DRIVERS
- DIFFERENTIAL ADVANTAGES

Santander

2009 will see a new challenge to Santander’s capacity to grow and to the strength of its model, amid complex scenarios ... 2009: a more demanding management scenario Global economic downturn Low interest rates — lower deposits spreads High financing cost Larger loan loss provisions which us to maintain strong profits ... will allow recurrent VERY SOLID STARTING POINT MANAGEMENT DRIVERS DIFFERENTIAL ADVANTAGES Strength of Santander’s model vs. complex environment

The strengths of Santander's model for 2009

50

Very solid starting point

Management drivers

- Revenues management
  - Moderate increase in volumes
  - Assets spreads
- Cost control
  - Integrations / synergies
- Active risk management

Santander

The strengths of Santander’s model for 2009 Based on a solid starting point, in 2009 we are focusing on our traditional management drivers 50 Very solid starting point High quality balance sheet Model not damaged by the financial crisis Very well provisioned (generic provisions, other...) Without capital or liquidity restrictions for profitable growth Management drivers Moderate increase in volumes Assets spreads Integrations / synergies Revenues management — — Cost control — Active risk management

51

1. Revenues management. 2009

Revenues will adapt to a recession environment

Volumes

- **Spain:** lending in line with GDP growth
- **UK:** single digit growth + perimeter
- **Brazil:** double digit growth (on a like-for-like basis)

Moderate organic growth + perimeter

Asset spreads

4.10
3.99
3.82
3.67
3.69
3.63
3.56
3.69
1.88
1.90
1.86
1.90
2.02
2.04
2.02
2.18
1.27
1.27
1.25
1.33
1.38
1.40
1.44
1.65
0.69
0.69
0.65
0.61
0.66
0.70
0.77
0.88
Q1'07
Q2
Q3
Q4
Q1'08
Q2
Q3
Q4
Group
Spain Branch Network
SCF
Abbey

Lift assets spreads

Santander

Revenues management. 2009 1. Revenues will adapt to a recession environment 51 Volumes lending in line with single digit growth + double digit growth Spain: GDP growth UK: perimeter Brazil: (on a like-for-like basis) Moderate organic growth + perimeter 3.69 2.18 1.65 0.88 Q4 Abbey 3.56 2.02 1.44 0.77 Q3 SCF 3.63 2.04 1.40 0.70 Q2 3.69 2.02 1.38 0.66 Q1’08 Asset spreads 3.67 1.90 1.33 0.61 Q4 3.82 1.86 1.25 0.65 Q3 Spain Branch Network 3.99 1.90 1.27 0.69 Q2 Group 4.10 1.88 1.27 0.69 Q1’07 Lift assets spreads

2. Cost management. 2009

52

Continuing our track-record in efficiency improvement

Costs adapted to the cycle

+

Synergies in incorporations

Efficiency ratio*

68.6%
65.0%
63.0%
60.3%
58.6%
55.2%
52.8%
52.9%
48.6%
44.2%
41.9%
Abbey
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

(*) Efficiency ratio with amortisations. 2004 onwards under NIIF criteria

Santander

Cost management. 2009 Continuing our track-record in efficiency improvement 2. Costs adapted to the cycle + Synergies in incorporations 41.9% 2008 44.2% 2007 48.6% 2006 Abbey 52.9% 2005 52.8% 2004 55.2% 2003 58.6% 2002 Efficiency ratio* 60.3% 2001 63.0% 2000 65.0% 1999 68.6% 1998 (*) Efficiency ratio with amortisations. 2004 onwards under NIIF criteria

53

3. Active management of risk. 2009

Proactive management in the markets and in the most sensitive segments

- Networks in Spain
- United Kingdom mortgages
- Santander Consumer Finance
- Mexico cards

+

Large generic funds

Will limit the cycle's impact on results

Santander

3. Active management of risk. 2009 Proactive management in the segments Networks in Spain United Kingdom mortgages Santander Consumer Finance + markets and in the most sensitive Mexico cards 53 Will limit the cycle’s impact on results Large generic funds

54

3.1 Risk management 2009: Spain Branch Networks

2009 Scenario

- **Better starting point than the market's in Spain**
  - NPL ratio: 1.95%; coverage ratio: 98%
- **Consensus central macroeconomic scenario ➜ Larger NPLs**
  - At **sector's** level, around **7% / 8%**
  - In **SAN,** around **4.5%**
- **Release of generic provisions**
  - Overall, **EUR 1,000 / 1,500 mill.**

Generic provisions will limit NPLs' impact on results

Risk management measures

- **"Business as usual" measures and new initiatives**

Special initiatives

- **Creating a new area for NPLs and recoveries as a business unit**
  - Direct control over all branches
  - Integral and segmented: mass market, SMEs, companies …
  - Focus on anticipation: alerts and solutions before irregularities
- **Assets acquisitions**

Santander

3.1 Risk management 2009: Spain Branch Networks 54 and initiatives Risk management measures Special Direct control over all branches Integral and segmented: mass market, SMEs, companies ... Focus on anticipation: alerts and solutions before irregularities “Business as usual” measures and new initiatives Creating a new area for NPLsrecoveries as a business unit — — — Assets acquisitions 7% / 8% around Larger NPLs , 4.5% 2009 Scenario level á sector’s around EUR 1,000 / 1,500 mill. SAN, NPL ratio: 1.95%; coverage ratio: 98% At In Overall, Better starting point than the market’s in Spain — Consensus central macroeconomic scenario — — Release of generic provisions — Generic provisions will limit NPLs’ impact on results

3.1. Proactive credit risk management: Spain Branch Networks

55

Special initiatives to anticipate the cycle: assets acquisition

Acquisition rationale

Acquired properties in Spain

Purchase process

- Average price of acquisition below market: 10%
- Initial provisioning: 10%

Acquired volume (€ mill.):	3,768
Santander Branch Network	2,634
Banesto	1,134

Characteristics of acquired assets

Santander

3.1. Proactive credit risk management: Spain Branch Networks Special initiatives to anticipate the cycle: assets acquisition 55 10% 10% 3,768 2,634 1,134 assets ): _____ .. mill acquired (— of process volume Acquired properties in Spain Average price of acquisitionbelow market: Initial provisioning: Santander Branch Network Banesto (— 489 million) Sale process started Cancelled risk: 30% were unsecured loans If the properties’ acquisition had not been made: only 13% would have been NPLs Purchase Acquired _____ Characteristics Acquisition rationale Better guarantees: cancellation risk, including unsecured loans Facilitates companies feasibility: positive impact on the real economy Greater control of acquired properties process: immediately available and avoids pre-sale deterioration Sales capacity: distribution network and specialised teams Limited risk of loss of value of the assets acquired in a stress scenario

3.2. Proactive credit risk management: UK mortgages

56

2009 scenario

- **Consensus central macroeconomic scenario => Rise in NPLs**
  - At **sector's** level, around **3% / 4%**
  - In **SAN,** around **2%**
- **SAN portfolio resilient to more severe scenarios (unemployment, housing prices) by better starting point**
  - Larger allowances < market's increase

Larger LLPs will not prevent us from reaching a higher run rate

- **Moreover, positive impact from perimeter and synergies**

Risk management measures

- **Better starting point: higher credit quality mortgages than the market's**

	Self Cert	Buy to let	PIPs /portfolio
SAN	0%	1%	0.07%
Market	4%	12-13%	0.20%

NPLs (%)
0.95
1.44
Mortgages SAN UK
Mortgage market*
Coverage (%)
25
10
>100
70
Mortgages SAN UK
Mortgage market*
SAN UK UPLs
Market UPLs*

- **Very solid origination criteria**
  - Focus on LTV < 80%
  - No buy-to-let or self-certification loans
- **Higher mortgage yields and spreads**
  - More than offset higher risk premium

Santander

3.2. Proactive credit risk management: UK mortgages 3% / 4% (unemployment, around _____ , 2% 2009 scenario level around Larger LLPs will not higher run rate sector’s SAN, Larger allowances market’s increase At In prevent us from reaching a Consensus central macroeconomic scenario Rise in NPLs — — SAN portfolio resilient to more severe scenarios housing prices) by better starting point — Moreover, positive impact from perimeter and synergies /portfolio 70 Market UPLs* 0.07% 0.20% PIPs 100 UPLs > SAN UK let to 1% 12-13% Coverage (%) 10 Mortgage market* : higher credit quality Buy 25 Mortgages SAN UK Cert 0% 4% Self Risk management measures 1.44 Mortgage market* SAN NPLs (%) Focus on LTV 80% No buy-to-let or self-certification loans More than offset higher risk premium Better starting point mortgages than the market’s Market 0.95 Mortgages SAN UK Very solid origination criteria — — Higher mortgage yields and spreads — (*) Maket’s figures are the latest available and under local criteria (CML: mortgages)

57

3.3. Proactive risk management: Santander Consumer Finance

2009 scenario

- **Macroeconomic worsening => higher NPLs (varies by country)**
  - For the **whole of SCF**, similar increase to that of 2008: from 4.2% to **5.5 / 6%**
- **Positive impacts:**
  - Lower interest rates will benefit business spreads
  - SCF will benefit from synergies

Risk management measures

- **Reducing risk**
  - Lower new loans in **countries with worse macro scenario** (drop in demand)
  - And in **higher risk segments**
- **Limiting impact on results**
  - Higher **yields** to **offset risk premium** increase

Loans spread – risk premium (%)

3.50
2.16
2% approx.
2007
2008
2009p

  - Greater **recovery of NPLs** (recoveries, portfolio sales …)

3.3. Proactive risk management: Santander Consumer Finance 57 (varies by country) , similar increase to 5.5 / 6% 2009 scenario whole of SCF Revenues and costs will limit the larger provisions impact on profit For the that of 2008: from 4.2% to Lower interest rates will benefit business spreads SCF will benefit from synergies Macroeconomic worsening => higher NPLs — Positive impacts: — — approx. countries with worse 2% 2009p (recoveries, (drop in demand) offset risk premium 2.16 2008 to recovery of NPLs higher risk segments yields Loans spread — risk premium (%) Risk management measures Lower new loans in macro scenario And in Higher increase 3.50 2007 Greater portfolio sales ...) Reducing risk — — Limiting impact on results — —

3.4. Proactive risk management: Mexico cards

58

2009 scenario

- **Macroeconomic worsening ➜ will push up NPLs generally …**
- **…but cards' NPL ratio was ahead of the cycle**
  - Record high in 2008: approx. 10%
- **2009 central scenario consensus ➜ slight reduction in cards' NPLs**
  - 9% NPLs for SAN and the sector
- **Stable risk premium in SAN**

Moderate increase in loan-loss provisions

Risk management measures

Arrears (Aug'08=100)

100
99
98
93
86 31 to 60 days in arrears
100
99
87
95
77 1 to 30 days in arrears
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08

- **Limiting impact on results**
  - Higher **yields** (spreads) for higher business profitability

Santander

3.4. Proactive risk management: Mexico cards 58 á will á 2009 scenario generally ... Record high in 2008: approx. 10% 9% NPLs for SAN and the sector Moderate increase in loan-loss provisions Macroeconomic worsening push up NPLs ...but cards’ NPL ratio was ahead of the cycle — 2009 central scenario consensus slight reduction in cards’ NPLs — Stable risk premium in SAN 31 to 60 days in arrears 1 to 30 days in arrears 77 86 Dec-08 (Aug’08=100) 93 95 Nov-08 (spreads) for higher Arrears 98 87 Oct-08 yields No more card sales to non-customers Lower growth than the sector (SAN: -6.5% vs. Market: -0.2%) 99 99 Sep-08 Higher business profitability Risk management measures 100 100 Aug-08 Reducing risk — — Limiting impact on results —

The strengths of Santander’s model for 2009 As well as the solid starting point and our management capabilities we should add noteworthy ... .... differential advantages over our competitors (after tax figures) Larger profit by perimeter*: EUR >400 mill. Brazil synergies: EUR 230 mill. Restructuring costs against the fund created in 2008: EUR 250 mill. Impact of capital increase: EUR 150 mill. Lower impact from provisions due to generic ones in Spain: EUR 1,000 mill.

60

In short ...

Santander

Strength

- Low risk
- Assets quality
- Core ratio > 7%

Management

- Revenues
- Expenses
- Risks

Advantages

- Perimeter
- Synergies
- Generic provisions impact

Bank with a "winning model" for ...

... continuing to widen the advantage over our peers...

... based on solid recurrent profit

Santander

59 In short ... Perimeter Synergies impact • • Generic provisions Advantages • Risks Revenues Expenses • Management • • Low risk • Assets quality Core ratio > 7% Strength • • Bank with a “winning model” for ... 60 _____ .... continuing towiden the advantage overour peers... _____ .... based on solidrecurrent profit

Agenda

61

- 2008 Summary
- 2008 Results
  - Group
  - Business Areas
- 2009. Management drivers
- **Appendix**

Santander

Agenda Group Business Areas 2008 Summary 2008 Results 2009. Management drivers Appendix

62

Continental Europe. Main units spreads
(%)

SAN Branch Network

3.47 3.69 3.94 3.98 3.82 3.87 3.95 3.86
2.22 2.43 2.70 2.66 2.44 2.48 2.52 2.16
1.25 1.26 1.24 1.32 1.38 1.39 1.43 1.70
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4
Loans
Deposits
Total

Banesto Retail Banking

3.35 3.39 3.48 3.49 3.27 3.43 3.35 3.17
2.03 2.11 2.19 2.15 1.90 2.01 1.90 1.64
1.32 1.28 1.29 1.34 1.37 1.42 1.45 1.53
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4
Loans
Deposits
Total

Santander Consumer Lending

Portugal Retail Banking

3.42 3.44 3.52 3.51 3.43 3.33 3.27 3.05
1.96 2.01 2.17 2.14 1.96 1.94 1,90 1.57
1.46 1.43 1.35 1.37 1.47 1.39 1.37 1.48
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4
Loans
Deposits
Total

Santander

Continental Europe. Main units spreads(%) 3.86 2.16 1.70 Q4 3.69 Q4 3.95 2.52 1.43 Q3 Total 3.56 Q3 3.87 2.48 1.39 Q2 3.63 Q2 3.82 2.44 1.38 Q1’08 Deposits 3.69 Q1’08 3.98 2.66 1.32 Q4 3.67 Q4 SAN Branch Network 3.94 2.70 1.24 Q3 Loans 3.82 Q3 3.69 2.43 1.26 Q2 Santander Consumer Lending 3.99 Q2 3.47 2.22 1.25 Q1’07 4.10 Q1’07 3.17 1.64 1.53 Q4 3.05 1.57 1.48 Q4 3.35 1.90 1.45 Q3 Total 3.27 1,90 1.37 Q3 Total 3.43 2.01 1.42 Q2 3.33 1.94 1.39 Q2 3.27 1.90 1.37 Q1’08 Deposits 3.43 1.96 1.47 Q1’08 Deposits 3.49 2.15 1.34 Q4 3.51 2.14 1.37 Q4 Banesto Retail Banking 3.48 2.19 1.29 Q3 Loans Portugal Retail Banking 3.52 2.17 1.35 Q3 Loans 3.39 2.11 1.28 Q2 3.44 2.01 1.43 Q2 3.35 2.03 1.32 Q1’07 3.42 1.96 1.46 Q1’07

63

Continental Europe. NPLs and coverage

Banco Santander*

298%
169%
96%
0.54%
1.06%
1.93%
Dec'07
Jun'08
Dec'08
NPLs
Coverage

Banesto

333%
202%
107%
0.47%
0.80%
1.64%
Dec'07
Jun'08
Dec'08
NPLs
Coverage

Santander Consumer

96%
90%
86%
2.84%
3.49%
4.18%
Dec'07
Jun'08
Dec'08
NPLs
Coverage

Portugal

117%
93%
77%
1.25%
1.53%
1.72%
Dec'07
Jun'08
Dec'08
NPLs
Coverage

Continental Europe. NPLs and coverage 63 86% 4.18% Dec’08 96% 1.93% Dec’08 Coverage Coverage 169% Jun’08 90% 3.49% Jun’08 Banco Santander* 1.06% NPLs Santander Consumer NPLs 298% 0.54% Dec’07 96% 2.84% Dec’07 107% 1.64% Dec’08 77% 1.72% Dec’08 Coverage Coverage Banesto 202% Jun’08 Portugal 93% 1.53% Jun’08 0.80% NPLs NPLs 333% 0.47% Dec’07 117% 1.25% Dec’07 (*) The Santander Branch Network NPL ratio was 2.58% and coverage 75% at December 2008 64

64

United Kingdom. Spreads and NPL ratios
(%)

NPLs and coverage ratios
66%
55%
69%
0.60%
0.70%
1.04%
Dec'07
Jun'08
Dec'08*
NPLs
Coverage

(*) Including A & L

Santander

United Kingdom. Spreads and NPL ratios(%) 2.02 1.14 0.88 Q4 2.01 1.24 0.77 Q3 Total 1.95 1.25 0.70 Q2 2.00 1.34 0.66 Q1’08 Deposits 1.98 1.37 0.61 Q4 Spreads Retail Banking 2.01 1.36 0.65 Q3 Loans 2.01 1.32 0.69 Q2 1.97 1.28 0.69 Q1’07 69% 1.04% Dec’08* Coverage 55% 0.70% Jun’08 NPLs NPLs and coverage ratios A & L 66% 0.60% Dec’07 (*) Including

65

AVERAGE RATES EUR / LOCAL CURRENCY

	Q3 08	Q4 08	Change*
US DOLLAR	1.502	1.318	+14%
BRAZILIAN REAL	2.494	2.999	-17%
NEW MEXICAN PESO	15.500	17.153	-10%
CHILEAN PESO	777.538	842.268	-8%

AVERAGE RATES US$ / LOCAL CURRENCY

	Q3 08	Q4 08	Change*
BRAZILIAN REAL	1.660	2.275	-27%
NEW MEXICAN PESO	10.318	13.014	-21%
CHILEAN PESO	517.583	639.064	-19%

(*) Positive sign: currency appreciation ; negative sign: currency depreciation

Santander

Latin America main units 2008US$ Mill. and % o/ 2007 65 Strong impact on businesses in Q4’08 from currency depreciation, especially against the US dollar, partially offset in the corporate centre Change* +14%-17%-10%-8% Change* -27%-21%-19% Q4 08 1.3182.99917.153842.268 Q4 08 2.27513.014639.064 Q3 08 1.5022.49415.500777.538 Q3 08 1.66010.318517.583 AVERAGE RATES EUR / LOCAL CURRENCY US DOLLARBRAZILIAN REALNEW MEXICAN PESOCHILEAN PESO AVERAGE RATES US$ / LOCAL CURRENCY BRAZILIAN REALNEW MEXICAN PESOCHILEAN PESO (*) Positive sign: currency appreciation ; negative sign: currency depreciation 66

66

Spreads main countries Latin America
(%)

Brazil Retail Banking (ex-Real)
18.04 17.89 17.44 17.35 16.94 16.39 15.85 16.26
16.42 16.46 16.04 16.03 15.65 15.13 14.62 14.98
1.62 1.43 1.40 1.32 1.29 1.26 1.23 1.28
Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4
Loans Deposits Total

Santander

Spreads main countries Latin America 8.51 5.35 3.16 Q4 8.69 5.24 3.45 Q3 Total 8.61 5.45 3.16 Q2 8.40 5.33 3.07 Q1’08 Deposits 8.24 5.26 2.98 Q4 Chile Retail Banking 8.28 5.32 2.96 Q3 Loans 7.75 5.21 2.54 Q2 7.35 5.11 2.24 Q1’07 16.26 14.98 1.28 Q4 15.85 14.62 1.23 Q3 Total 16.39 15.13 1.26 Q2 16.94 15.65 1.29 Q1’08 Deposits 17.35 16.03 1.32 Q4 17.44 16.04 1.40 Q3 Loans Brazil Retail Banking (ex-Real) 17.89 16.46 1.43 Q2 18.04 16.42 1.62 Q1’07 14.27 10.69 3.58 Q4 14.70 10.99 3.71 Q3 Total 14.90 11.44 3.46 Q2 14.71 11.19 3.52 Q1’08 Deposits 14.02 10.64 3.38 Q4 41 _____ .. 10.99 3.42 Q3 Loans 14 Mexico Retail Banking 25 _____ .. 10.79 3.46 Q2 14 39 _____ .. 10.84 3.55 14 Q1’07

67

Latin America. NPL and coverage ratios

Brazil
101%
103%
102%
2.74%
3.11%
3.58%
Dec'07
Jun'08
Dec'08
NPLs
Coverage

Mexico
192%
158%
132%
1.20%
1.45%
2.41%
Dec'07
Jun'08
Dec'08
NPLs
Coverage

Chile
118%
111%
102%
2.11%
2.28%
2.64%
Dec'07
Jun'08
Dec'08
NPLs
Coverage

Santander

Latin America. NPL and coverage ratios 67 102% 3.58% Dec’08 3.11% Coverage Brazil 103% Jun’08 NPLs 101% 2.74% Dec’07 132% 2.41% Dec’08 158% 1.45% Coverage Mexico Jun’08 NPLs 192% 1.20% Dec’07 102% 2.64% Dec’08 111% 2.28% Coverage Chile Jun’08 NPLs 118% 2.11% Dec’07

Investors and Analysts Relations Ciudad Grupo Santander Edificio Pereda, 1st Floor Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (Spain) Phones: +34 (91) 259 65 14 — +34 (91) 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 6, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President